CUSIP No. 038240107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

Applied Solar, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

038240107
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2009
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038240107

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A)	/X/
(B)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to

Items 2(d) or 2(e)	/ /

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares                                (8)           Shared Voting Power
Beneficially Owned                                             753,322,321
by Each Reporting
Person With                                          (9)           Sole Dispositive Power
 -0-

(10)	Shared Dispositive Power
753,322,321

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
753,322,321

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11)
84.8% (1)

(14)	Type of Reporting Person (See Instructions)
IN

-------------------------
(1)           Based on 887,964,836 shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, calculated in accordance with Rule 13D.

CUSIP No. 038240107

(1)	Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A)	/X/
(B)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)	/ /

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares                                (8)           Shared Voting Power
Beneficially Owned                                              753,322,321
by Each Reporting
Person With                                          (9)           Sole Dispositive Power
-0-

(10)	Shared Dispositive Power
753,322,321

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
753,322,321

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11)
84.8% (1)

(14)	Type of Reporting Person (See Instructions)
IN

-------------------------
(1)           Based on 887,964,836 shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, calculated in accordance with Rule 13D.

CUSIP No. 038240107

(1)	Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person

The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(A)	/X/
(B)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)	/ /

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares                                 (8)           Shared Voting Power
Beneficially Owned                                              753,322,321
by Each Reporting
Person With                                           (9)          Sole Dispositive Power
-0-

(10)	Shared Dispositive Power
753,322,321

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
753,322,321

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	/ /

(13)	Percent of Class Represented by Amount in Row (11)
84.8% (1)

(14)	Type of Reporting Person (See Instructions)
OO

-------------------------
(1)           Based on 887,964,836 shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, calculated in accordance with Rule 13D.

CUSIP No. 038240107
Item 1.  Security and Issuer

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust (“Trust”), David Gelbaum and Monica Chavez Gelbaum (collectively as the “Reporting Persons”) with the Securities and Exchange Commission on July 19, 2007 (the “Initial Schedule 13D”) and prior amendments thereto.  Capitalized terms used in this Amendment No. 8 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.  Except as otherwise set forth herein, this Amendment No. 8 does not modify any of the information previously reported by the reporting persons in the Initial Schedule 13D or prior amendments thereto.

Item 4.  Purpose of Transaction

On October 23, 2009, the Reporting Persons filed with the SEC Amendment No. 7 to Schedule 13D relating to the Issuer (the “Amendment No. 7”), which disclosed the following:

(a) On July 28, 2009, the Issuer and Quercus APSO, LLC (“Quercus APSO”), a Delaware limited liability company wholly–owned by the Reporting Persons, entered into that certain Asset Purchase Agreement  (the “APA”), pursuant to which Quercus APSO agreed to acquire substantially all of the assets of the Issuer and Solar Communities I, LLC, a wholly-owned subsidiary of the Issuer (collectively, the “Debtors”).  The purchase consideration offered by Quercus APSO under the APA includes, without limitation, the assumption or waiver of certain indebtedness owed by the Issuer to the Reporting Persons, the assumption of certain of the Issuer’s obligations to third parties and cash.  The APA was subject to approval of the United States Bankruptcy Court for the District of Delaware (the “BK Court”) and certain other contingencies and conditions, including, without limitation, overbid by third parties.

(b) On July 28, 2009, the Trust and Issuer also entered into that certain Debtor-In-Possession Credit and Security Agreement (the “DIP Agreement”), pursuant to which the Trust provided to the Issuer funding of up to $1,465,000 in working capital, on a secured, superpriority basis, funded in bi-weekly increments.  The loans made pursuant to DIP Agreement bear interest at the rate of ten percent (10%) per annum, and matures on the 85th day immediately following July 24, 2009.  The DIP Agreement contains covenants and restrictions on the incurrence of liens, the incurrence of indebtedness and other customary covenants.  The BK Court has approved the DIP financing on an interim basis, subject to final approval in the coming weeks.

(c) As a result of the DIP Agreement, the APA and transactions contemplated thereby, Quercus APSO sought to acquire all or substantially all of the assets of the Issuer and Solar Communities I, LLC through the Chapter 11 sale process.

(d) On October 13, 2009, the BK Court granted an order (the “BK Court Order”) (i) approving the APA and authorizing the sale of substantially all of the Debtors’ assets outside the ordinary course of business, (ii) authorizing the sale of the Debtors’ assets free and clear of all liens, claims, encumbrances and interests, (iii) authorizing the assumption and sale and assignment of certain executory contracts and unexpired leases and (iv) granting of related relief.  Further, the BK Court Order gave final approval with respect to the DIP financing. A copy of the BK Court Order is attached hereto as Exhibit B and its full text is incorporated herein by this reference.

(e) On October 21, 2009, Quercus APSO consummated the purchase of substantially all of the assets of the Issuer.

CUSIP No. 038240107

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)
Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)	Order of the United States Bankruptcy Court for the District of Delaware dated October 13, 2009 with respect to Case No. 09-12623 (MFW)

Item 7.  Material to Be Filed as Exhibits

Exhibit A:	Agreement Regarding Joint Filing of Amendment No. 8 to Schedule 13D.

Exhibit B:	Order of the United States Bankruptcy Court for the District of Delaware dated October 13, 2009 with respect to Case No. 09-12623 (MFW)

CUSIP No. 038240107

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: October 27, 2009
/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 038240107

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 8 to Schedule 13D

The undersigned agree that this Amendment No. 7 to Schedule 13D with respect to the Common Stock of Applied Solar, Inc. is a joint filing being made on their behalf.

Dated: October 27, 2009
/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Exhibit B

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	) )	Chapter 11
SOLAR COMMUNITIES I, LLC, et al.,1	) )	Case No. 09-12623 (MFW) (Jointly Administered)
Debtors.	) )	Re: Docket Item 12

ORDER (A) APPROVING ASSET PURCHASE AGREEMENT AND
AUTHORIZING THE SALE OF SUBSTANTIALLY ALL OF THE
DEBTORS' ASSETS OUTSIDE THE ORDINARY COURSE OF
BUSINESS; (B) AUTHORIZING THE SALE OF ASSETS FREE AND
CLEAR OF ALL LIENS, CLAIMS, ENCUMBRANCES AND
INTERESTS; (C) AUTHORIZING THE ASSUMPTION AND SALE
AND ASSIGNMENT OF CERTAIN EXECUTORY CONTRACTS AND
UNEXPIRED LEASES; AND (D) GRANTING RELATED RELIEF

Upon the motion (D.1. 12) (the "Sale Motion") of Solar Communities I, LLC and Applied Solar, Inc., debtors and debtors in possession (together, the "Debtors"), for entry of an order (this "Order"), pursuant to sections 105, 363 and 365 of title 11 of the United States Code (the "Bankruptcy Code") and Rules 2002, 6004, 6006 and 9014 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules") authorizing the Debtors to, inter cilia, (i) enter into that certain asset purchase agreement, dated as of July 24, 2009, between Quercus APSO, LLC (the "Purchaser") and the Debtors attached as Exhibit 1 hereto (the "Agreement");2 (ii) sell the Acquired Assets free and clear of all Liens, Claims, Encumbrances and Interests (defined herein), with such sale to be substantially in accordance with the terms and conditions of the

________________________
1 The Debtors in these proceedings, along with the last four digits of each Debtor's federal tax identification number, are Solar Communities I, LLC (0750) and Applied Solar, Inc. (0750). The Debtors' corporate headquarters and the service address for each Debtor is 3560 Dunhill Street, San Diego, California 92121.

2 Capitalized terms used, but not otherwise defined, herein shall have those meanings ascribed to them in the Agreement.

Agreement (the "Sale"); (iii) assume and assign certain executory contracts and unexpired leases to the Purchaser in connection with the Sale; and (iv) granting related relief; and this Court having entered an order, dated August 18, 2009 (DI 52) (the "Bid Procedures Order"), (a) authorizing the Debtors to conduct an Auction and (b) approving, inter alia, (i) procedures for an auction process to solicit competing bids in connection with the Auction (the "Bid Procedures"), (ii) the form and manner of notice of the Auction, Sale Hearing and the Assumption and Assignment Notice, (iii) procedures relating to the assumption and assignment of certain unexpired leases and executory contracts, including notice of proposed Cure Amounts and (iv) the Expense Reimbursement; and a hearing on the Sale Motion to approve the Sale having been held on October 13, 2009 (the "Sale Hearing"); and the Court having jurisdiction to consider the Sale Motion and the relief requested therein in accordance with 28 U.S.C. §§ 157(b)(2) and 1334; and consideration of the Sale Motion, the relief requested therein, and the responses thereto being a core proceeding in accordance with 28 U.S.C. § 157(b); and the appearance of all interested parties and all responses and objections to the Sale Motion having been duly noted in the record of the Sale Hearing; and upon the record of the Sale Hearing, and all other pleadings and proceedings in this case, including the Sale Motion; and it appearing that the relief requested in the Sale Motion is in the best interests of the Debtors, their estates, their creditors and all other parties in interest; and after due deliberation and sufficient cause appearing therefor;

IT IS HEREBY FOUND, DETERMINED AND CONCLUDED THAT:3
A. The findings and conclusions set forth herein constitute the Court's findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to

__________________
3 All findings of fact and conclusions of law announced by the Bankruptcy Court at the Sale Hearing in relation to the Sale Motion are hereby incorporated to the extent not inconsistent herewith.

this proceeding pursuant to Bankruptcy Rule 9014.

B.  To the extent any of the following findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.

C.  The Court has jurisdiction over this matter and over the property of the Debtors' estates, including the Acquired Assets to be sold, transferred or conveyed pursuant to the Agreement, and their respective estates pursuant to 28 U.S.C, §§ 157 and 1334. This matter is a core proceeding pursuant to 28 U.S.C. § 157(b)(2). Venue of these chapter 11 cases and the Sale Motion in this district is proper pursuant to 28 U.S.C. §§ 1408 and 1409.

D.  The Acquired Assets constitute property of the Debtors' estates and title thereto is vested in the Debtors' estates within the meaning of section 541(a) of the Bankruptcy Code.
E.  The statutory predicates for the relief sought in the Sale Motion and the basis for the approvals and authorizations herein are (i) sections 102, 105, 363, and 365 of the Bankruptcy Code, and (ii) Bankruptcy Rules 2002, 6004, 6006 and 9014.

F. On July 24, 2009 (the "Petition Date"), the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. Since the Petition Date, the Debtors have continued in possession and management of their businesses and properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

G. As evidenced by the affidavits of services and publication filed with the Court, proper, timely, adequate, and sufficient notice of the Sale Motion, the Auction, and the Sale Hearing have been provided in accordance with sections 102(1) and 363(b) of the Bankruptcy Code, Bankruptcy Rules 2002, 6004, 9006, 9007, 9008 and 9014, the local rules of this Court, and in compliance with the Bid Procedures Order. The Debtors also gave due and proper notice of the assumption, sale, and assignment of each contract listed on the Assumption and Assignment Notice filed on September 25, 2009 (D.I. 75) (the "Assumed Contracts" and the "Assumed Leases") to each non-debtor party under each such Assumed Contract and Assumed Lease. Such notice was good and sufficient and appropriate under the particular circumstances. No other or further notice of the Sale Motion, the Auction, the Sale Hearing, the assumption and assignment of the Assumed Contracts and Assumed Leases, or of the entry of this Order is necessary or shall be required.

H. No section of any Assumed Contract or Assumed Lease which purports to prohibit, restrict, or condition the use, tradename or assignment of any such Assumed Contracts or Assumed Leases in connection with the proposed sale to the Purchaser shall have any force or effect.

I. A reasonable opportunity to object or be heard regarding the requested relief has been afforded to all interested persons and entities, including, without limitation, (i) the Office of the United States Trustee for the District of Delaware (the "U.S. Trustee"); (ii) the top 20 largest unsecured creditors of the Debtors; (iii) all taxing authorities having jurisdiction over any of the Acquired Assets subject to the sale, including the Internal Revenue Service; (iv) the Environmental Protection Agency; (v) the state/local environmental agencies in the jurisdictions where the Debtors own or lease real property; (vi) all parties that have requested special notice pursuant to Bankruptcy Rule 2002; (vii) all persons or entities known to the Debtors that have or have asserted a lien on, or security interest in, all or any portion of the Acquired Assets; (xiii) all non-Debtor parties to Contracts; (ix) counsel to the Purchaser; and (x) all potential bidders previously identified or otherwise known to the Debtors (collectively, the "Notice Parties"). No official committee of unsecured creditors or other statutory committees were appointed by the U.S. Trustee or the Court in this Bankruptcy Case.

J.  Other parties interested in bidding on the Acquired Assets were provided, upon request, sufficient information to make an informed judgment on whether to bid on the Acquired Assets.

K.  The conditions of section 363(n) of the Bankruptcy Code have been satisfied.

L.  The Debtors have demonstrated a sufficient basis and compelling circumstances requiring them to enter into the Agreement, sell the Acquired Assets and assume and assign the Assumed Contracts and Assumed Leases under sections 363 and 365 of the Bankruptcy Code, and such actions are appropriate exercises of the Debtors' business judgment and in the best interests of the Debtors, their estates and their creditors. Such business reasons include, but are not limited to the facts that (i) there is substantial risk of deterioration of the value of the Acquired Assets if the sale is not consummated quickly; (ii) the Agreement constitutes the highest or best offer for the Acquired Assets; (iii) the Agreement and the Closing (as defined in the Agreement) will present the best opportunity to realize the value of the Debtors on a going concern basis and avoid decline and devaluation of the Debtors' business; and (iv) unless the sale is concluded expeditiously as provided for in the Sale Motion and pursuant to the Agreement, creditors' recoveries may be diminished.

M. The Bid Procedures set forth in the Bid Procedures Order were non-collusive, in good faith, substantively and procedurally fair to all parties.

N.  The Debtors and their professionals have complied, in good faith, in all respects with the Bid Procedures Order. As demonstrated by (i) any testimony and other evidence proffered or adduced at the Sale Hearing and (ii) the representations of counsel made on the record at the Sale Hearing, through marketing efforts and a competitive sale process was conducted in accordance with the Bid Procedures Order, the Debtors (i) afforded interested potential purchases a full, fair and reasonable opportunity to qualify as bidders and submit their highest or otherwise best offer to purchase all of the Debtors' assets, (ii) provided potential purchasers, upon request, sufficient information to enable them to make an informed judgment on whether to bid on the Acquired Assets, and (iii) considered any bids submitted on or before the Bid Deadline.

O. The offer of the Purchaser, upon the terms and conditions set forth in the Agreement, including the form and total consideration to be realized by the Debtors pursuant to the Agreement, (i) is the highest and best offer received by the Debtors; (ii) is fair and reasonable; (iii) is in the best interests of the Debtors' creditors and estates; (iv) constitutes full and adequate consideration and reasonably equivalent value for the Acquired Assets; and (v) will provide a greater recovery for the Debtors' creditors and other interested parties than would be provided by any other practically available alternative.

P.  The Purchaser is the Successful Bidder for the Acquired Assets in accordance with the Bid Procedures Order, The Bid Procedures obtained the highest value for the Acquired Assets for the Debtors and their estates.

Q. The Purchaser is not an "insider" or "affiliate" of the Debtors as those terms are defined in the Bankruptcy Code. The Purchaser is a buyer in good faith, as that term is used in the Bankruptcy Code and the decisions thereunder, and is entitled to the protections of sections 363(m) and (n) of the Bankruptcy Code with respect to all of the Acquired Assets. The Agreement was negotiated and entered into in good faith and without collusion or fraud of any kind. Neither the Debtors nor the Purchaser has engaged in any conduct that would prevent the application of section 363(m) of the Bankruptcy Code or cause the application of or implicate section 363(n) of the Bankruptcy Code to the Agreement or to the consummation of the sale transaction and transfer of the Acquired Assets, the Assumed Contracts and Assumed Leases to the Purchaser. The Purchaser is entitled to all the protections and immunities of section 363(m) of the Bankruptcy Code.

R. The Debtors have full corporate power and authority to execute the Agreement and all other documents contemplated thereby, and the sale of the Acquired Assets has been duly and validly authorized by all necessary corporate authority by the Debtors to consummate the transactions contemplated by the Agreement. No consents or approvals, other than as may be expressly provided for in the Agreement, are required by the Debtors to consummate such transactions.

S. The Debtors have advanced sound business reasons for seeking to enter into the Agreement and to sell and/or assume and sell and assign the Acquired Assets, as more fully set forth in the Sale Motion and as demonstrated at the Sale Hearing, and it is a reasonable exercise of the Debtors' business judgment to sell the Acquired Assets and to consummate the transactions contemplated by the Agreement. Notwithstanding any requirement for approval or consent by any person, the transfer of the Acquired Assets to the Purchaser and the assumption and assignment of the Assumed Contracts and Assumed Leases is a legal, valid and effective transfer of the Acquired Assets and any Assumed Contracts and Assumed Leases.

T. The terms and conditions of the Agreement, including the consideration to be realized by the Debtors pursuant to the Agreement, are fair and reasonable, and the transactions contemplated by the Agreement are in the best interests of the Debtors' estates.

U. Except as otherwise provided in the Agreement, the Acquired Assets shall be sold free and clear of all mortgages, restrictions, hypothecations, charges, indentures, loan agreements, instruments, leases, licenses, options, deeds of trust, security interests, conditional sale or other title retention agreements, pledges, liens (including, without limitation, mechanics', materialmens' and other consensual and non-consensual liens and statutory liens), judgments, demands, encumbrances, rights of first refusal, offsets, contracts, recoupment, rights of recovery, claims for reimbursement, contribution, indemnity, exoneration, products liability, alter-ego, environmental, pension, or tax, decrees of any court or foreign or domestic governmental entity, or charges of any kind or nature, if any including, but not limited to, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, debts arising in any way in connection with any agreements, acts, or failures to act, of the Debtors or the Debtors' predecessors or affiliates, claims (as that term is used in the Bankruptcy Code), reclamation claims, obligations, liabilities, demands, guaranties, options, rights, contractual or other commitments, restrictions, interests and matters of any kind and nature, whether known or unknown, choate or inchoate, filed or unfilled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, perfected or unperfected, allowed or disallowed, contingent or noncontingent, liquidated or unliquidated, matured or unmatured, material or non-material, disputed or undisputed, whether arising prior to or subsequent to the commencement of the bankruptcy case, and whether imposed by agreement, understanding, law, equity or otherwise, including claims otherwise arising under doctrines of successor liability (collectively, "Liens, Claims, Encumbrances and Interests") with such Liens, Claims, Encumbrances and Interests to attach to the consideration to be received by the Debtors in the same priority and subject to the same defenses and avoidability, if any, as before the Closing, and the Purchaser would not enter into the Agreement to purchase the Acquired Assets otherwise.

V.  The transfer of the Acquired Assets to the Purchaser is a legal, valid and effective transfer of the Acquired Assets, and, except as may otherwise be provided in the Agreement, shall vest the Purchaser with all right, title and interest of the Debtors to the Acquired Assets free and clear of any and all Liens, Claims, Encumbrances and Interests. Except as specifically provided in the Agreement or this Order, the Purchaser shall not assume or become liable for any Liens, Claims, Encumbrances and Interests relating to the Acquired Assets being sold by the Debtors.

W. The transfer of the Acquired Assets to the Purchaser free and clear of all Liens, Claims, Encumbrances and Interests will not result in any undue burden or prejudice to any holders of any Liens, Claims, Encumbrances and Interests as all such Liens, Claims, Encumbrances and Interests of any kind or nature whatsoever shall attach to the net proceeds of the sale of the Acquired Assets received by the Debtors in the order of their priority, with the same validity, force and effect which they now have as against the Acquired Assets and subject to any claims and defenses the Debtors or other parties may possess with respect thereto. All persons having Liens, Claims, Encumbrances or Interests of any kind or nature whatsoever against or in any of the Debtors or the Acquired Assets shall be forever barred, estopped and permanently enjoined from pursuing or asserting such Liens, Claims, Encumbrances or Interests against the Purchaser, any of their assets, property, successors or assigns, or the Acquired Assets.

X. The Debtors may sell the Acquired Assets free and clear of all Liens, Claims, Encumbrances and Interests of any kind or nature whatsoever because, in each case, one or more of the standards set forth in section 363(f) of the Bankruptcy Code has been satisfied.

Those (i) holders of Liens, Claims, Encumbrances and Interests and (ii) non-debtor parties to the Assumed Contracts or Assumed Leases, who did not object, or who withdrew their objections, to the sale of the Acquired Assets and the Sale Motion are deemed to have consented pursuant to section 363(0(2) of the Bankruptcy Code. All objections to the Sale Motion have been resolved or overruled. Those holders of Liens, Claims, Encumbrances and Interests who did object fall within one or more of the other subsections of section 363(f) of the Bankruptcy Code and are adequately protected by having their Liens, Claims, Encumbrances and Interests, if any, attach to the proceeds of the sale of the Acquired Assets ultimately attributable to the property against or in which they claim or may claim any Claims, Encumbrances and Interests, with such Claims, Encumbrances and Interests being subject to treatment by separate order of this Bankruptcy Court.

Y.  Not selling the Acquired Assets free and clear of all Liens, Claims, Interests and Encumbrances would adversely impact the Debtors' estates, and the sale of Acquired Assets other than one free and clear of all Liens, Claims, Interests and Encumbrances would be of substantially less value to the Debtors' estates.

Z.  The Debtors and the Purchaser have, to the extent necessary, satisfied the requirements of section 365 of the Bankruptcy Code, including sections 365(b)(1)(A), (B) and 365(f) of the Bankruptcy Code, in connection with the sale and the assumption and assignment of the Assumed Contracts and Assumed Leases, The Purchaser has demonstrated adequate assurance of future performance with respect to the Assumed Contracts and Assumed Leases pursuant to section 365(b)(1)(C) of the Bankruptcy Code. The Assumed Contracts and Assumed Leases are assignable notwithstanding any provisions contained therein to the contrary. The Debtors have provided for the cures and/or other payments or actions required to assume and assign the Assumed Contracts and Assumed Leases to the Purchaser. The assumption and assignment of the Assumed Contracts and Assumed Leases pursuant to the terms of this Order is integral to the Agreement and is in the best interests of the Debtors, their estates, their creditors and other parties in interest, and represents the exercise of sound and prudent business judgment by the Debtors.

AA. In the absence of a stay pending appeal, the Purchaser is acting in good faith, pursuant to section 363(m) of the Bankruptcy Code, in closing the transactions contemplated by the Agreement at any time on or after the entry of this Order and cause has been shown as to why this Order should not be subject to the stay provided by Bankruptcy Rules 6004(h) and 6006(d).

BB. The transactions contemplated under the Agreement do not amount to a consolidation, merger or de facto merger of the Purchaser and the Debtors and/or the Debtors' estates, there is not substantial continuity between the Purchaser and the Debtors, there is no common identity between the Debtors and the Purchaser, there is no continuity of enterprise between the Debtors and the Purchaser, the Purchaser is not a mere continuation of the Debtors or their estates, and the Purchaser does not constitute a successor to the Debtors or their estates. Other than the Assumed Liabilities, the Purchaser shall have no obligations with respect to any liabilities of the Debtors, including, without limitation, the Excluded Liabilities, and the Debtors, for themselves and their estates, will release and forever discharge the Purchaser and any of their affiliates, their successors and assigns from any and all claims, causes of action, obligations, liabilities, demands, losses, costs and expenses of any kind, character or nature whatsoever, known or unknown, fixed or contingent, relating to the sale, except for liabilities and obligations under the Agreement.

CC. The sale of the Acquired Assets outside of a plan of reorganization pursuant to the Agreement neither impermissibly restructures the rights of the Debtors' creditors nor impermissibly dictates the terms of a liquidating plan of reorganization for the Debtors. The sale does not constitute a sub rosa chapter 11 plan.

DD. The total consideration provided by the Purchaser for the Acquired Assets is the highest and best offer received by the Debtors, and the Purchase Price constitutes (a) reasonably equivalent value under the Bankruptcy Code and the Uniform Fraudulent Transfer Act, (b) fair consideration under the Uniform Fraudulent Conveyance Act and (c) reasonably equivalent value, fair consideration and fair value under any other applicable laws of the United States, any state, territory or possession, or the District of Columbia, for the Acquired Assets.

EE. The Purchaser is a secured creditor of the Debtors, holding valid Liens, Claims, Interests and Encumbrances in and against the Debtors and their estates arising in connection with the Credit Agreements. In respect of the obligations under the Credit Agreements, Purchaser holds an allowed secured claim, as of the Petition Date, in the principal amount of $4,945,074.13, plus accrued interest with respect thereto and any fees, expenses, costs and changes (the "Allowed Prepetition Claim").

FF. The Purchaser is a secured creditor of the Debtors, holding valid Liens, Claims, Interests and Encumbrances in and against the Debtors and their estates arising in connection with the DIP Credit Agreement. In respect of the obligations under the DIP Credit Agreement, Purchaser holds, inter alga, an allowed, secured claim as of the date hereof in the superpriority amount of not less than $1,255,000.00, plus accrued interest with respect thereto and any fees, expenses, costs and changes (the "Allowed Superpriority Claim," and together with the Allowed Prepetition Claim, the "Allowed Credit Bid Claim").

GG. Purchaser was authorized to credit bid any or all of such Allowed Credit Bid Claim at the Auction. The Purchaser's credit bid pursuant to the Agreement was a valid and proper offer pursuant to sections 363(b) and 363(k) of the Bankruptcy Code.

NOW, THEREFORE, BASED UPON ALL OF THE FOREGOING, IT IS HEREBY ORDERED, ADJUDGED AND DECREED THAT:

1. The relief requested in the Sale Motion is granted in its entirety, subject to the terms and conditions contained herein. The Sale Motion complies with all aspects of Local Rule 6004-1.

2.  All objections, responses, and requests for continuance concerning the Sale Motion are resolved in accordance with the terms of this Order and as set forth in the record of the Sale Hearing. To the extent any such objection, response or request for continuance was not otherwise withdrawn, waived, or settled, it, and all reservations of rights contained therein, is overruled and denied.

3. Notice of the Sale Hearing was fair and equitable under the circumstances and complied in all respects with section 102(1) of the Bankruptcy Code and Bankruptcy Rules 2002, 6004 and 6006.

Approval of Sale

4. The sale of the Acquired Assets, the terms and conditions of the Agreement (including all schedules and exhibits affixed thereto), the Transition Services Agreement in substantially the form attached as Exhibit 2 hereto to be entered into at Closing by the Purchaser and the Debtors (the "TSA"), and the transactions contemplated thereby be, and hereby are, authorized and approved in all respects.

5. The sale of the Acquired Assets and the consideration provided by the Purchaser under the Agreement is fair and reasonable and shall be deemed for all purposes to constitute a transfer for reasonably equivalent value and fair consideration under the Bankruptcy Code and any other applicable law.

6. The Purchaser is hereby granted and is entitled to all of the protections provided to a good faith buyer under section 363(m) of the Bankruptcy Code, including with respect to the transfer of the Assumed Contracts and Assumed Leases as part of the sale of the Acquired Assets pursuant to section 365 of the Bankruptcy Code and this Order.

7.  Pursuant to section 363(m) of the Bankruptcy Code, if any or all of the provisions of this Order are hereafter reversed, modified, or vacated by a subsequent order of this Bankruptcy Court or any other court, such reversal, modification, or vacatur shall not affect the validity and enforceability of any transfer under the Agreement or obligation or right granted pursuant to the terms of this Order (unless stayed pending appeal), and notwithstanding any reversal, modification or vacatur shall be governed in all respects by the original provisions of this Order and the Agreement, as the case may be.

8. The Debtors are hereby authorized to fully assume, perform under, consummate and implement the terms of the Agreement together with any and all additional instruments and documents that may be reasonably necessary or desirable to implement and effectuate the terms of the Agreement (including the TSA), this Order and sale of the Acquired Assets contemplated thereby including, without limitation, deeds, assignments, stock powers and other instruments of transfer, and to take all further actions as may reasonably be requested by the Purchaser for the purpose of assigning, transferring, granting, conveying and conferring to the Purchaser, or reducing to possession any or all of the Acquired Assets or Assumed Liabilities, as may be necessary or appropriate to the performance of the Debtors' obligations as contemplated by the Agreement and the TSA, without any further corporate action or orders of this Court. The

Purchaser shall have no obligation to proceed with the Closing of the Agreement until all conditions precedent to their obligations to do so have been met, satisfied or waived.

9.  The Debtors and each other person or entity having duties or responsibilities under the Agreement, any agreements related thereto or this Order, and their respective directors, officers, employees, members, agents, representatives, and attorneys, are authorized and empowered, subject to the terms and conditions contained in the Agreement, to carry out all of the provisions of the Agreement, the TSA and any related agreements; to issue, execute, deliver, file, and record, as appropriate, the documents evidencing and consummating the Agreement, and any related agreements; to take any and all actions contemplated by the Agreement, the TSA, any related agreements or this Order; and to issue, execute, deliver, file, and record, as appropriate, such other contracts, instruments, releases, indentures, mortgages, deeds, bills of sale, assignments, leases, or other agreements or documents and to perform such other acts and execute and deliver such other documents, as are consistent with, and necessary or appropriate to implement, effectuate, and consummate, the Agreement, the TSA, any related agreements and this Order and the transactions contemplated thereby and hereby, all without further application to, or order of, the Bankruptcy Court or further action by their respective directors, officers, employees, members, agents, representatives, and attorneys, and with like effect as if such actions had been taken by unanimous action of the respective directors, officers, employees, members, agents, representatives, and attorneys of such entities.

10. The Debtors are further authorized and empowered to cause to be filed with the secretary of state of any state or other applicable officials of any applicable governmental units, any and all certificates, agreements, or amendments necessary or appropriate to effectuate the transactions contemplated by the Agreement, the TSA any related agreements and this Order, including amended and restated certificates or articles of incorporation and by-laws or certificates or articles of amendment, and all such other actions, filings, or recordings as may be required under appropriate provisions of the applicable laws of all applicable governmental units or as any of the officers of the Debtors may determine are necessary or appropriate. The execution of any such document or the taking of any such action shall be, and hereby is, deemed conclusive evidence of the authority of such person to so act, Without limiting the generality of the foregoing, this Order shall constitute all approvals and consents, if any, required by the corporation laws of the States of Delaware, Nevada and/or California, and all other applicable business corporation, trust, and other laws of the applicable governmental units with respect to the implementation and consummation of the Agreement, any related agreements and this Order, and the transactions contemplated thereby and hereby.

11. Pursuant to Section 6.7 of the Agreement, effective on the date of the Closing and the Debtors' filing of a notice of the Closing:
a. The name of Debtor Solar Communities I, LLC is hereby changed to "SC Liquidating Company, LLC".
b. The name of Debtor Applied Solar, Inc. is hereby changed to "ASI Liquidating Co.".
c. The caption the Debtors' cases shall read as follows:

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

___________________

In re:	Chapter 11

In re SC Liquidating Company, LLC,	Case No. 09-12623 (MFW)
et al.,1
Debtors.	Jointly Administered

1 The Debtors in these proceedings, along with the last four digits of each Debtor's federal tax identification number, are SC Liquidating Company, LLC f/k/a Solar Communities I, LLC (0750) and ASI Liquidating Co. f/k/a Applied Solar, Inc, (0750).

d. As soon as reasonably practicable after the Closing Date and the Debtors' filing of a notice of the Closing Date, the Clerk is authorized and directed to make a docket entry in each of the Debtors' cases substantially as follows: (i) in the main case, Case No. 09-12623 (MFW): "An order has been entered in these cases directing that the caption of these cases be changed, in accordance with the corporate name change of Solar Communities I, LLC to SC Liquidating Company, LLC"; and (ii) in case 09-12624 (MFW): "An order has been entered in these cases directing that the caption of this case be changed, in accordance with the corporate name change of Applied Solar, Inc. to ASI Liquidating Co.

12.  Effective as of the Closing, (a) the sale of the Acquired Assets by the Debtors to the Purchaser shall constitute a legal, valid and effective transfer of the Acquired Assets notwithstanding any requirement for approval or consent by any person and vests the Purchaser with all right, title and interest of the Debtors in and to the Acquired Assets, free and clear of all Claims, Liens, Interests and Encumbrances of any kind, pursuant to section 363(f) of the Bankruptcy Code, and (b) the assumption of any Assumed Liabilities by the Purchaser constitutes a legal, valid and effective delegation of any Assumed Liabilities to the Purchaser and divests the Debtors of all liability with respect to any Assumed Liabilities.

Transfer of Assets

13. Except to the extent specifically provided in the Agreement, upon the Closing, the Debtors shall be, and hereby are, authorized, empowered, and directed, pursuant to sections 105, 363(b) and 363(f) of the Bankruptcy Code, to sell the Acquired Assets to the Purchaser. The sale of the Acquired Assets vests the Purchaser with all right, title and interest of the Debtors to the Acquired Assets free and clear of any and all Claims, Liens, Interests and Encumbrances and other liabilities and claims, whether secured or unsecured, choate or inchoate, filed or unified, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or noncontingent, liquidated or unliquidated, matured or unmatured, disputed or undisputed, or known or unknown, whether arising prior to or subsequent to the Petition Date, whether imposed by agreement, understanding, law, equity or otherwise, with all such Claims, Liens, Interests and Encumbrances to attach only to the proceeds of the sale with the same priority, validity, force, and effect, if any, as they now have in or against the Acquired Assets, subject to all claims and defenses the Debtors may possess with respect thereto. The Sale Motion shall be deemed to provide sufficient notice as to the sale of the Acquired Assets free and clear of Claims, Liens, Interests and Encumbrances in accordance with Local Rule 6004-1. Following the Closing Date, no holder of any Claims, Liens, Interests and Encumbrances in the Acquired Assets may interfere with the Purchaser's use and enjoyment of the Acquired Assets based on or related to such Claims, Liens, Interests and Encumbrances, or any actions that the Debtors may take in their chapter 11 cases and no person may take any action to prevent, interfere with or otherwise enjoin consummation of the transactions contemplated in or by the Agreement or this Order.

14. The provisions of this Order authorizing the sale of the Acquired Assets free and clear of Liens, Claims, Encumbrances and Interests and the Assumed Liabilities, shall be self executing, and neither the Debtors nor the Purchaser shall be required to execute or file releases, termination statements, assignments, consents, or other instruments in order to effectuate, consummate and implement the provisions of this Order.

15. All entities that are presently, or on the Closing Date may be, in possession of some or all of the Acquired Assets are hereby directed to surrender possession of said Acquired Assets to the Purchaser on the Closing Date.

16. On or before the Closing Date, the Debtors' creditors are authorized and directed to execute such documents and take all other actions as may be necessary to release any Liens, Claims, Encumbrances or Interests of any kind against the Acquired Assets, as such Liens, Claims, Encumbrances or Interests may have been recorded or may otherwise exist. If any person or entity that has filed financing statements or other documents or agreements evidencing any Liens, Claims, Encumbrances or Interests in or against the Acquired Assets shall not have delivered to the Debtors prior to the Closing after request therefor, in proper form for filing and executed by the appropriate parties, termination statements, instruments of satisfaction, or releases of all such Liens, Claims, Encumbrances or Interests that the person or entity has with respect to the Acquired Assets, the Debtors are hereby authorized to execute and file such statements, instruments, releases and other documents on behalf of the person or entity with respect to such Acquired Assets prior to the Closing, and the Purchaser is authorized to file such documents after Closing.

17. To the greatest extent available under applicable law, the Purchaser shall be authorized, as of the Closing Date, to operate under any license, permit, registration and governmental authorization or approval of the Debtors with respect to the Acquired Assets, and all such licenses, permits, registrations and governmental authorizations and approvals are deemed to have been, and hereby are, directed to be transferred to the Purchaser as of the Closing Date.

18. All of the Debtors' interests in the Acquired Assets to be acquired by the Purchaser under the Agreement shall be, as of the Closing Date and upon the occurrence of the Closing, transferred to and vested in the Purchaser. Upon the occurrence of the Closing, this Order shall be considered and constitute for any and all purposes a full and complete general assignment, conveyance and transfer of the Acquired Assets acquired by the Purchaser under the Agreement and/or a bill of sale or assignment transferring good and marketable, indefeasible title and interest in the Acquired Assets to the Purchaser.

19. Except as expressly provided in the Agreement, the Purchaser is not assuming nor shall it or any affiliate of the Purchaser be in any way liable or responsible, as a successor or otherwise, for any liabilities, debts, or obligations of the Debtors in any way whatsoever relating to or arising from the Debtors' ownership or use of the Acquired Assets prior to the consummation of the transactions contemplated by the Agreement, or any liabilities calculable by reference to the Debtors or their operations or the Acquired Assets, or relating to continuing or other conditions existing on or prior to consummation of the transactions contemplated by the Agreement, which liabilities, debts, and obligations are hereby extinguished insofar as they may give rise to liability, successor or otherwise, against the Purchaser or any affiliate of the Purchaser.

20. Except as otherwise provided in the Agreement, on the Closing Date, each of the Debtors' creditors is authorized to execute such documents and take all other actions as may be necessary to release their respective interests or claims against the Acquired Assets, if any, as may have been recorded or may otherwise exist.

21. Except as otherwise expressly provided in the Agreement, all persons or entities, presently or on or after the Closing Date, in possession of some or all of the Acquired Assets are directed to surrender possession of the Acquired Assets to the Purchaser on the Closing Date or at such time thereafter as the Purchaser may request.

Assumed Contracts and Assumed Leases

22.  Subject to the terms of the Agreement and the occurrence of the Closing Date, the assumption by the Debtors of the Assumed Contracts and Assumed Leases and the assignment of such agreements to the Purchaser, as provided for or contemplated by the Agreement, be, and hereby is, authorized and approved pursuant to sections 363 and 365 of the Bankruptcy Code.

23. The Assumed Contracts and Assumed Leases shall be deemed valid and binding and in full force and effect and assumed by the Debtors and assigned to the Purchaser at the Closing, pursuant to sections 363 and 365 of the Bankruptcy Code, subject only to the payment of all cures and/or other payments or actions required to assume and assign the Assumed Contracts and Assumed Leases to the Purchaser.

24. Upon the Closing, in accordance with sections 363 and 365 of the Bankruptcy Code, the Purchaser shall be fully and irrevocably vested in all right, title and interest of each Assumed Contract and Assumed Lease. The Debtors shall cooperate with, and take all actions reasonably requested by, the Purchaser to effectuate the foregoing.

25. Pursuant to sections 365(b)(1)(A) and (B) of the Bankruptcy Code, and except as otherwise provided in this Order, the Purchaser shall be solely responsible to pay the parties to any Assumed Contracts and Assumed Leases the requisite Cure Amounts, if any, set forth in the Assumption and Assignment Notice served by the Debtors on each of the parties to the Assumed Contracts and Assumed Leases, with respect to the assumption and assignment thereof or as determined on the record at the Sale Hearing. The Cure Amounts are hereby fixed at the amounts set forth in the Assumption and Assignment Notice served by the Debtors, or the amounts determined on the record of the Sale Hearing, as the case may be, and the non-debtor parties to the Assumed Contracts and Assumed Leases are forever bound by such Cure Amounts and are hereby enjoined from taking any action against the Purchaser or the Acquired Assets with respect to any claim for cure under any Assumed Contract or Assumed Lease.

26.  All defaults or other obligations under the Assumed Contracts and Assumed Leases arising prior to the Closing (without giving effect to any acceleration clauses or any default provisions of the kind specified in section 365(b)(2) of the Bankruptcy Code) shall be deemed cured by payment of the Cure Amounts and the non-debtor parties to such contracts shall be forever barred and estopped from asserting or claiming against the Debtors or the Purchaser that any additional amounts are due or other defaults exist.

27. Any provision in any Assumed Contract or Assumed Lease that purports to declare a breach, default or payment right as a result of an assignment or a change of control in respect of the Debtors is unenforceable, and all Assumed Contracts and Assumed Leases shall remain in full force and effect, subject only to payment of the appropriate Cure Amount, if any. No sections or provisions of any Assumed Contract or Assumed Lease that purports to provide for additional payments, penalties, charges, or other financial accommodations in favor of the non-debtor third party to the Assumed Contracts and Assumed Leases shall have any force and effect with respect to the transactions contemplated by the Agreement and assignments authorized by this Order, and such provisions constitute unenforceable anti-assignment provisions under section 365(f) of the Bankruptcy Code and/or are otherwise unenforceable under section 365(e) of the Bankruptcy Code and no assignment of any Assumed Contract or Assumed Lease pursuant to the terms of the Agreement in any respect constitutes a default under any Assumed Contract or Assumed Lease. The non-debtor party to each Assumed Contract and

Assumed Lease shall be deemed to have consented to such assignment under section 365(c)(1)(B) of the Bankruptcy Code, and the Purchaser shall enjoy all of the rights and benefits under each such Assumed Contract and Assumed Lease as of the applicable date of assumption without the necessity of obtaining such non-debtor party's written consent to the assumption or assignment thereof.

28. The Purchaser has satisfied all requirements under sections 365(b)(1) and 365(f)(2) of the Bankruptcy Code to provide adequate assurance of future performance under the Assumed Contracts and Assumed Leases.

29. The Debtors and their estates shall be relieved of any liability for any breach of any of the Assumed Contracts and Assumed Leases occurring from and after Closing, pursuant to and in accordance with section 365(k) of the Bankruptcy Code.

30. The non-debtor parties shall be prohibited from charging any rent acceleration, assignment fees, increases or other fees to the Purchaser as a result of the assumption and assignment of the Assumed Contracts and Assumed Leases.

31.  For the avoidance of doubt and notwithstanding anything to the contrary in this Order, Purchaser's rights under Section 2.5(b) of the Agreement are fully preserved.

Additional Provisions

32. Each and every federal, state, and local governmental agency or department is hereby authorized to accept any and all documents and instruments necessary and appropriate to consummate the transactions contemplated by the Agreement and this Order.

33. To the extent permitted by section 525 of the Bankruptcy Code, no governmental unit may revoke or suspend any permit or license relating to the operation of the Acquired Assets.

sold, transferred or conveyed to the Purchaser on account of the filing or pendency of this chapter 11 cases or the consummation of the transaction contemplated by the Agreement.

34.  The Purchaser has not assumed or is otherwise not obligated for any of the Debtors' liabilities other than the Assumed Liabilities and as otherwise set forth in the Agreement, and the Purchaser has not purchased any of the Excluded Assets. Consequently, all persons, Governmental Units (as defined in sections 101(27) and 101(41) of the Bankruptcy Code) and all holders of Claims, Liens, Interests or Encumbrances based upon or arising out of liabilities retained by the Debtors are hereby enjoined from taking any action against the Purchaser or the Acquired Assets, including asserting any setoff, right of subrogation or recoupment of any kind, to recover any Claims, Liens, Interests or Encumbrances or on account of any liabilities of the Debtors other than Assumed Liabilities pursuant to the Agreement. All persons holding or asserting any Interest in the Excluded Assets are hereby enjoined from asserting or prosecuting such Claims, Liens, Interests or Encumbrances or cause of action against the Purchaser or the Acquired Assets for any liability associated with the Excluded Assets.

35. The Purchaser is not a "successor" to the Debtors or their estates by reason of any theory of law or equity, and the Purchaser shall not assume, nor be deemed to assume, or in any way be responsible for any liability or obligation of any of the Debtors and/or their estates including, but not limited to, any bulk sales law, successor liability, liability or responsibility for any claim against the Debtors or against an insider of the Debtors, or similar liability except as otherwise expressly provided in the Agreement, and the Sale Motion contains sufficient notice of such limitation in accordance with Local Rule 6004-1, Except to the extent the Purchaser assumes the Assumed Liabilities pursuant to the Agreement, neither the purchase of the Acquired Assets by the Purchaser or its affiliates, nor the fact that the Purchaser or their affiliates are using any of the Acquired Assets previously operated by the Debtors, will cause the Purchaser or any of its affiliates to be deemed a successor in any respect to the Debtors' businesses within the meaning of (i) any foreign, federal, state or local revenue, pension, ERISA, tax, labor, employment, antitrust, environmental, or other law, rule or regulation (including without limitation filing requirements under any such laws, rules or regulations), (ii) under any products liability law or doctrine with respect to the Debtors' liability under such law, rule or regulation or doctrine, or under any product warranty liability law or doctrine with respect to the Debtors' liability under such law, rule or regulation or doctrine, (iii) any employment or labor agreements, consulting agreements, severance arrangements, change-in-control agreements or other similar agreement to which the Debtors are a party, (iv) any pension, welfare, compensation or other employee benefit plans, agreements, practices and programs, including, without limitation, any pension plan of the Debtors, (v) the cessation of the Debtors' operations, dismissal of employees, or termination of employment or labor agreements or pension, welfare, compensation or other employee benefit plans, agreements, practices and programs, obligations that might otherwise arise from or pursuant to the Employee Retirement Income Security Act of 1974, as amended, the Fair Labor Standard Act, Title VII of the Civil Rights Act of 1964, the Age Discrimination and Employment Act of 1967, the Federal Rehabilitation Act of 1973, the National Labor Relations Act, the Consolidated Omnibus Budget Reconciliation Act of 1985, COBRA, or the Worker Adjustment and Retraining Notification Act, (vi) environmental liabilities, debts, claims or obligations arising from conditions first existing on or prior to Closing (including, without limitation, the presence of hazardous, toxic, polluting, or contaminating substances or wastes), which may be asserted on any basis, including, without limitation, under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601

et seq., (vii) any liabilities, debts or obligations of or required to be paid by, the Debtors for any taxes of any kind for any period, (viii) any liabilities, debts, commitments or obligations for any taxes relating to the operation of the Acquired Assets prior to Closing, and (ix) any litigation.

36. Except to the extent expressly included in the Assumed Liabilities, pursuant to sections 105 and 363 of the Bankruptcy Code, all persons and entities, including, but not limited to, the Debtors, all debt security holders, equity security holders, the Debtors' employees or former employees, governmental, tax and regulatory authorities, lenders, parties to or beneficiaries under any benefit plan, trade and other creditors asserting or holding a Lien, Claim, Encumbrance or Interest of any kind or nature whatsoever against, in or with respect to any of the Debtors or the Acquired Assets (whether legal or equitable, secured or unsecured, matured or unmatured, contingent or non-contingent, senior or subordinated), arising under or out of, in connection with, or in any way relating to the Acquired Assets, the operation of the Debtors' business prior to the Closing Date or the transfer of the Acquired Assets to the Purchaser, shall be forever barred, estopped, and permanently enjoined from asserting, prosecuting or otherwise pursuing such Lien, Claim, Encumbrance or interest, whether by payment, setoff, or otherwise, directly or indirectly, against the Purchaser or any affiliates, successors or assigns thereof and each of their respective current and former members, officers, directors, managed funds, investment advisors, attorneys, employees, partners, affiliates, financial advisors and representatives (each of the foregoing in its individual capacity), or the Acquired Assets. For the avoidance of doubt, the foregoing shall not prevent the Debtors, their estates, successors or permitted assigns from pursuing claims, if any, against the Purchaser and/or its successors and assigns in accordance with the terms of the Agreement.

37. Other than the Assumed Liabilities or as otherwise provided for in the Agreement, the Purchaser shall have no obligations with respect to any liabilities of the Debtors, including, without limitation, the Excluded Liabilities, and the Debtors, for themselves and their estates, are deemed to release and forever discharge the Purchaser and any of its affiliates, successors and assigns from any and all claims, causes of action, obligations, liabilities, demands, losses, costs and expenses of any kind, character or nature whatsoever, known or unknown, fixed or contingent, relating to the sale, except for liabilities and obligations under the Agreement.

38. The automatic stay provisions of section 362 of the Bankruptcy Code are vacated and modified to the extent necessary to implement the terms and provisions of the Agreement and the provisions of this Sale Order.

39. Subject to the terms of the Agreement, the Agreement, the TSA and any related agreements may be waived, modified, amended, or supplemented by agreement of the Debtors and the Purchaser, without further action or order of the Bankruptcy Court; provided, however, that any such waiver, modification, amendment, or supplement is not material and substantially conforms to, and effectuates, the Agreement, the TSA and any related agreements.

40.  The failure specifically to include any particular provisions of the Agreement or any related agreements in this Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Bankruptcy Court, the Debtors and the Purchaser that the Agreement and any related agreements are authorized and approved in their entirety with such amendments thereto as may be made by the parties in accordance with this Order prior to Closing.

41. To the extent any provisions of this Order conflict with the terms and conditions of the Agreement, this Order shall govern and control.

42. This Order and Agreement shall be binding upon and govern the acts of all persons and entities, including without limitation, the Debtors and the Purchaser, their respective successors and permitted assigns, including, without limitation, any Chapter 11 trustee hereinafter appointed for the Debtors' estates or any trustee appointed in a Chapter 7 case if this case is converted from Chapter 11, all creditors of any Debtor (whether known or unknown), filing agents, filing officers, title agents, recording agencies, secretaries of state, and all other persons and entities who may be required by operation of law, the duties of their office or contract, to accept, file, register, or otherwise record or release any documents or instruments or who may be required to report or insure any title in or to the Acquired Assets.

43. The provisions of this Order are non-severable and mutually dependent.

44. Nothing in any order of this Bankruptcy Court or contained in any plan of reorganization or liquidation confirmed in the chapter 11 cases, or in any subsequent or converted cases of the Debtors under chapter 7 or chapter 11 of the Bankruptcy Code, shall conflict with or derogate from the provisions of the Agreement or the terms of this Order.

45. Notwithstanding Bankruptcy Rules 6004, 6006 and 7062, this Order shall be effective and enforceable immediately upon entry and its provisions shall be self-executing, and the Sale Motion shall be deemed to provide sufficient notice of the Debtors' request for relief from stay. In the absence of any person or entity obtaining a stay pending appeal, the Debtors and the Purchaser are free to close under the Agreement at any time, subject to the terms of the Agreement. In the absence of any person or entity obtaining a stay pending appeal, if the Debtors and the Purchaser close under the Agreement, the Purchaser shall be deemed to be acting in "good faith" and shall be entitled to the protections of section 363(m) of the Bankruptcy

Code as to all aspects of the transactions under and pursuant to the Agreement if this Order or any authorization contained herein is reversed or modified on appeal.

46. This Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms and provisions of this Order, the Bid Procedures Order, and the Agreement in all respects and to decide any disputes concerning this Order and the Agreement, or the rights and duties of the parties hereunder or thereunder or any issues relating to the Agreement and this Order including, but not limited to, the interpretation of the terms, conditions and provisions hereof and thereof, the status, nature and extent of the Acquired Assets and any Assumed Contracts and Assumed Leases and all issues and disputes arising in connection with the relief authorized herein, inclusive of those concerning the transfer of the assets free and clear of all Liens, Claims, Interests and Encumbrances.

Dated: Oct. 13, 2009
Wilmington, Delaware

/s/ Mary F. Walrath
THE HONORABLE MARY F. WALRATH,
UNITED STATES BANKRUPTCY JUDGE

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

dated as of July 24, 2009

among

QUERCUS APSO, LLC
as Purchaser,

and

APPLIED SOLAR, INC.

and

SOLAR COMMUNITIES I, LLC,
as Sellers

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER	27
5.1 Corporate Organization	27
5.2 Authorization and Validity	27
5.3 No Conflict or Violation	27
5.4 Consents and Approvals	27
5.5 No Brokers or Finders	28
5.6 Financing	28
5.7 Legal Proceedings	28
5.8 No Other Representations and Warranties	28

ARTICLE VI COVENANTS AND OTHER AGREEMENTS	28
6.1 Pre-Closing Covenants of Sellers	28
6.2 Pre-Closing Covenants of Purchaser	31
6.3 Other Covenants of Sellers and Purchaser	31
6.4 Employment Covenants and Other Undertakings	32
6.5 Non-Assignment of Contracts	33
6.6 Casualty	34
6.7 Name Change	35

ARTICLE VII TAXES	35
7.1 Taxes Related to Purchase of Acquired Assets	35
7.2 Waiver of Bulk Sales Laws	35

ARTICLE VIII BANKRUPTCY COURT MATTERS	35
8.1 Motions	35
8.2 Assigned Contracts	35
8.3 Procedure	36
8.4 Purchaser Protections	36

ARTICLE IX CONDITIONS PRECEDENT TO PERFORMANCE BY THE PARTIES	36
9.1 Conditions Precedent to Performance by Sellers	36
9.2 Conditions Precedent to the Performance by Purchaser	37

ARTICLE X CLOSING AND DELIVERIES	38
10.1 Closing	38
10.2 Sellers' Deliveries	39
10.3 Purchaser's Deliveries	39

ARTICLE XI TERMINATION	39
11.1 Conditions of Termination	40
11.2 Effect of Termination	41
11.3 Expense Reimbursement	41

ARTICLE XII MISCELLANEOUS	42
12.1 Survival	42
12.2 Further Assurances	42
12.3 Successors and Assigns	42
12.4 Governing Law; Jurisdiction	42
12.5 Expenses	43
12.6 Severability	43
12.7 Notices	43
12.8 Amendments; Waivers	44
12.9 Entire Agreement	44
12.10 Seller Disclosures	45
12.11 Headings	45
12.12 Electronic Delivery; Counterparts	45
12.13 Waiver of Jury Trial	45
12.14 General Release	46

Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	Form of Bankruptcy Sale Order
Exhibit C	Form of Bidding Procedures Order
Exhibit D	Form of Bill of Sale

Schedule 1.1-1	Leased Property
Schedule 1.1-2	Liens for Taxes
Schedule 1.1-3	Statutory Liens
Schedule 1.1-4	Other Liens
Schedule 2.2(f)	Other Excluded Assets
Schedule 2.2(h)	Non-Assignable Permits
Schedule 2.3(f)	Other Assumed Liabilities
Schedule 2.3(g)	Identified A/P
Schedule 2.3(h)	Assumed Membrane Warranty Obligations
Schedule 2.3(i)	Assumed Tile Warranty Obligations
Schedule 2.4(a)(xxiv)	Other Excluded Liabilities
Schedule 2.5(a)	Assignable Contracts
Schedule 4.3(a)	Conflicts
Schedule 4.3(b)	Consents of Third Parties
Schedule 4.5	Contracts
Schedule 4.6	Real Property Leases
Schedule 4.7	Intellectual Property
Schedule 4.8	Taxes
Schedule 4.9	Employee Benefit Plans
Schedule 4.12	Insurance
Schedule 4.13	Sellers’ Brokers or Finders
Schedule 4.14	Litigation; Proceedings
Schedule 5.5	Purchaser’s Brokers or Finders

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of July 24, 2009 (the “Execution Date”), is made among (i) Quercus APSO, LLC, a Delaware limited liability company (“Purchaser”), and (ii) Applied Solar, Inc., a Nevada corporation (“ASI”), and Solar Communities I, LLC, a Delaware limited liability company (“SCI” and collectively with ASI, “Sellers” and each a “Seller”).

RECITALS

A. Sellers conduct the business of developing and commercializing solar technologies for residential, commercial and industrial applications and arranging financing through power purchase agreements to facilitate such applications (the “Business”).

B. On the date hereof (the “Petition Date”), Sellers intend to file voluntary petitions for relief (the “Bankruptcy Case”) pursuant to Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. (the “Bankruptcy Code”), and in concert with such filing, seek the entry of an order by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) approving this Agreement and authorizing Sellers to consummate the transactions contemplated hereby and by the other transaction documents.

C. Sellers desire to sell, transfer and assign to Purchaser, and Purchaser desires to acquire and assume from Sellers, pursuant to Sections 363 and 365 of the Bankruptcy Code, the Acquired Assets and Assumed Liabilities as more specifically provided herein.

D. The board of directors, managers or applicable governing body of each Seller has determined that it is advisable and in the best interests of their respective estates and the beneficiaries of such estates to consummate the transactions provided for herein pursuant to the Bidding Procedures Order and the Bankruptcy Sale Order and has approved this Agreement.

E. The transactions contemplated by this Agreement are subject to the approval of the Bankruptcy Court and will be consummated only pursuant to the Sale Order after such order is entered in the Bankruptcy Case.

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Sellers and Purchaser hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Certain Terms Defined.  As used in this Agreement, the following terms have the following meanings:

“2093603 Ontario” means 2093603 Ontario, Inc., a corporation organized under the laws of the Province of Ontario, Canada, the outstanding shares of which, other than Class A shares, are held by ASI.

"Acquired Assets" are those assets described in Section 2.1.

"Affiliate" means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or use the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" has the meaning set forth in the Preamble.

"Allocation Statement" has the meaning set forth in Section 3.2.

"Alternate Transaction" means a transaction or series of related transactions pursuant to which Sellers (a) accept a Qualified Bid, other than that of Purchaser, as the highest or best offer, or (b) sell, transfer, lease or otherwise dispose of, directly or indirectly, including through an asset sale, stock sale, merger, reorganization or other similar transaction (by Sellers or otherwise), including a Court-approved stand-alone plan of reorganization or refinancing, all or substantially all of the Acquired Assets (or agree to do any of the foregoing) in a transaction or series of transactions to a party or parties other than Purchaser, or seek to do any of the foregoing as set forth in this clause (b).

"Ancillary Agreement" means any agreement, document or instrument (other than this Agreement) that any Seller or Purchaser, as applicable, enters into or delivers in connection with the consummation of the transactions contemplated hereby.

“ASI” has the meaning set forth in the Preamble.

"Assignable Contract" means any Contract to which any Seller is a party that such Seller is permitted under the Bankruptcy Code to sell and assign other than an Employee Benefit Plan.

"Assigned Contracts" has the meaning set forth in Section 2.5(a).

"Assignment and Assumption Agreement" means the Assignment and Assumption Agreement in substantially the form annexed hereto as Exhibit A evidencing the assignment to and assumption by Purchaser of all rights and obligations under the Assigned Contracts.

"Assumed Liabilities" has the meaning set forth in Section 2.3.

“Assumed Membrane Warranty Obligations” has the meaning set forth in Section 2.3(h).

“Assumed Tile Warranty Obligations” has the meaning set forth in Section 2.3(i).

"Assumption Notice" has the meaning set forth in Section 2.5(b).

"Auction" means the auction for the sale of Sellers' assets conducted by Sellers if, and only if, any Qualified Bid is received pursuant to the Bidding Procedures Order.

"Bankruptcy Case" has the meaning set forth in the Recitals.

"Bankruptcy Code" has the meaning set forth in the Recitals.

"Bankruptcy Court" has the meaning set forth in the Recitals.

"Bankruptcy Sale Order" means an order, in all material respects in the form of Exhibit B, issued by the Bankruptcy Court, which Bankruptcy Sale Order shall be acceptable to Purchaser in its sole discretion.

“Barnabus” means Barnabus Energy Inc., a corporation organized under the laws of the Province of Alberta, Canada and wholly-owned subsidiary of ASI.

"Bidding Procedures Motion" means a motion, in form and substance satisfactory to Purchaser, to approve the Bidding Procedures Order.

"Bidding Procedures Order" means an order, in all material respects in the form of Exhibit C, issued by the Bankruptcy Court that, among other things, establishes procedures for an auction process to solicit competing bids.

"Bill of Sale" means the Bill of Sale in all material respects in the form of Exhibit D conveying to Purchaser title to all of the Acquired Assets.

"Budget" means the budget provided pursuant to the DIP Credit Agreement to the Lender (as defined therein).

"Business" has the meaning set forth in the Recitals.

"Business Day" means any day other than Saturday, Sunday and any day that is a legal holiday or a day on which banking institutions in Delaware are authorized by Law or other governmental action to close.

"Business Employees" means all of the employees of Sellers whose job function primarily relates to the Business.

"Cash" means all cash (including checks received prior to the Closing, whether or not deposited or cleared prior to the Closing), cash equivalents and short-term investments.

“Cash Proceeds” has the meaning set forth in Section 3.1(a)(iv).

"Casualty" has the meaning set forth in Section 6.6.

"CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. §9601 et seq.) and any Regulations promulgated thereunder.

"Claim" has the meaning ascribed by Bankruptcy Code §101(5), including all rights, claims, causes of action, defenses, debts, demands, damages, offset rights, setoff rights, recoupment rights, obligations, and liabilities of any kind or nature under contract, at law or in equity, known or unknown, contingent or matured, liquidated or unliquidated, and all rights and remedies with respect thereto.

"Closing" has the meaning set forth in Section 10.1.

"Closing Date" has the meaning set forth in Section 10.1.

"COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985.

"Code" means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

"Contract" means any agreement, contract, lease, sublease, purchase order, arrangement, license, commitment or other binding arrangement or understanding, whether written or oral, and any amendments, modifications or supplements thereto.

“CRE” means Connect Renewable Energy, Inc., a Nevada corporation and wholly-owned subsidiary of ASI.

"Credit Agreements" means: (a) that certain Loan and Security Agreement, dated as of May 18, 2009, by and between ASI, as borrower, and Quercus, as lender, as amended by Amendment No. 1 thereto dated as of June 11, 2009, by and between ASI, as borrower, and Quercus, as lender, as further amended by Amendment No. 2 thereto dated as of June 19, 2009, by and between ASI, as borrower, and Quercus, as lender, as further amended by Amendment No. 3 thereto dated as of July 7, 2009, by and between ASI, as borrower, and Quercus, as lender, and as further amended by Amendment No. 4 thereto dated as of July 21, 2009, by and between ASI, as borrower, and Quercus, as lender, and as the same may have been otherwise amended, supplemented, restated, or otherwise modified from time to time prior to the Petition Date; (b) that certain Loan and Security Agreement, dated as of April 29, 2008, by and between ASI, as borrower, and Quercus, as lender, as the same may have been amended, supplemented, restated, or otherwise modified from time to time prior to the Petition Date; (c) that certain Guaranty, dated as of June 19, 2009, by SCI, CRE, SRS, WaterEye and 2093603 Ontario, each as a guarantor, for the benefit of Quercus, as lender; (d) that certain Guaranty, dated as of July 7, 2009, by SCI, CRE, SRS, WaterEye and 2093603 Ontario, each as a guarantor, for the benefit of Quercus, as lender; and (e) that certain Guaranty, dated as of July 21, 2009, by SCI, CRE, SRS, WaterEye and 2093603 Ontario, each as a guarantor, for the benefit of Quercus, as lender.  The term “Credit Agreements” also includes all related loan and security documents and other documents evidencing the indebtedness of ASI, SCI, CRE, WaterEye, 2093603 Ontario and SRS to Quercus.

"Credit Bid Amount" has the meaning set forth in Section 3.1(a).

"Cure Amounts" means all amounts, costs and expenses required by the Bankruptcy Court to cure all defaults under the Assigned Contracts so that they may be sold and assigned to Purchaser pursuant to Sections 363 and 365 of the Bankruptcy Code.

"Designation Right Contract" has the meaning set forth in Section 2.5(b).

"Designation Right Period" has the meaning set forth in Section 2.5(b).

"DIP Credit Agreement" means that certain Credit Agreement of even date herewith by and among ASI, as borrower, SCI, as guarantor, and Quercus, as lender, as amended, modified or restated.

"DIP Orders" means the interim and final orders of the Bankruptcy Court approving Sellers' entry into the DIP Credit Agreement.

"Documents" means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, Web pages, etc.), cost of pricing information, business plans, quality control records and procedures, blueprints, accounting and tax files, all files, customer files and documents (including credit information), personnel files for employees, supplier lists, records, literature and correspondence, including materials relating to Inventories, services, marketing, advertising, promotional materials, Intellectual Property, and other similar materials to the extent related to, used in, held for use in, or with respect to, the Business or the Acquired Assets in each case whether or not in electronic form, whether or not physically located on any of the Leased Properties, but excluding (i) personnel files for employees of Sellers who are not hired by Purchaser as of the Closing Date (except records necessary for Purchaser to provide COBRA coverage if required by Law) and (iii) any materials exclusively related to any Excluded Assets.

"Electronic Delivery" has the meaning set forth in Section 12.12.

"Employee Benefit Plans" means all (a) employee pension benefit plans as defined in Section 3(2) of ERISA, (b) employee welfare benefit plans as defined in Section 3(1) of ERISA, and (c) stock option, bonus, deferred compensation, retention, severance, or termination pay plans or policies or any other plans or policies providing for compensation or benefits (including any employment, severance, change in control or similar agreement or any arrangement relating to a sale of the Business), in each case, that is maintained, administered, or contributed to (or with respect to which any obligation to contribute has been undertaken) by a Seller or any ERISA Affiliate and that covers any current or former employee, director, or consultant of any Seller (or their dependents, spouses or beneficiaries).

"Encumbrances" means, to the extent not considered a Lien, any security interest, lien, collateral assignment, right of setoff, debt, obligation, liability, pledge, levy, charge, escrow, encumbrance, option, right of first refusal, restriction (whether on transfer, disposition or otherwise), third party right, right limited to any Seller (or, for the purpose of Section 12.14, Purchaser) personally, other agreement term tending to limit any right or privilege of any Seller (or, for the purpose of Section 12.14, Purchaser) under any Contract, conditional sale contract, title retention contract, mortgage, lease, deed of trust, hypothecation, indenture, security agreement, easement, license, servitude, proxy, voting trust, transfer restriction under any shareholder or similar agreement, or any other agreement, arrangement, contract, commitment, understanding or obligation of any kind whatsoever, whether written or oral, or imposed by any Law, equity or otherwise.

"Environmental Laws" has the meaning set forth in Section 4.11.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any trade or business (whether or not incorporated) which is treated as a single employer with any Seller under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

"Excluded Assets" has the meaning set forth in Section 2.2.

"Excluded Contracts" has he meaning set forth in Section 2.5(b).

"Excluded Environmental Liabilities" means any Liability or investigatory, corrective or remedial obligation, whenever arising or occurring, arising under Environmental Laws with respect to Sellers, the Business, the Acquired Assets or the Leased Properties (including any arising from the on-site or off-site Release, threatened Release, treatment, storage, disposal, or arrangement for disposal of Hazardous Materials) whether or not constituting a breach of any representation or warranty herein and whether or not set forth on any schedule attached hereto.

"Excluded Liabilities" has the meaning set forth in Section 2.4.

"Execution Date" has the meaning set forth in the Preamble.

"Expense Reimbursement" means the documented actual, reasonable out-of-pocket costs and expenses (including fees and expenses of counsel) incurred by Purchaser and/or its Affiliates in connection with the negotiation, documentation and implementation of this Agreement and the transactions contemplated hereby and all proceedings incident thereto up to a maximum of $350,000.00.

"Federal Rules of Bankruptcy Procedure" means the rules of bankruptcy courts promulgated by the United States Supreme Court and published as an appendix to Title 11 of the United States Code.

"FF&E" means all equipment, machinery, fixtures, furniture and other tangible property owned by Sellers (unless sold to any third party in the ordinary course of business or pursuant to order of the Bankruptcy Court with the consent of Quercus and not in violation of this Agreement) or used or useful in the operation of the Business or the Acquired Assets (including all such property that is damaged), including all attachments, appliances, fittings, lighting fixtures, signs, doors, cabinets, partitions, mantels, motors, pumps, screens, plumbing, heating, air conditioning, refrigerators, freezers, refrigerating and cooling systems, waste disposal and storing, wiring, telephones, televisions, monitors, security systems, carpets, floor coverings, wall coverings, office equipments, computers (including point-of-sale terminals and systems), registers and safes, trash containers, meters and scales, combinations, codes and keys, and any other furniture, fixtures, equipment and improvements.

"Governmental Authority" means any federal, state, local court, tribunal, governmental department, agency, board or commission, regulatory or supervisory authority, or other administrative, governmental or quasi-governmental body, subdivision or instrumentality.

"Hazardous Materials" shall mean (a) any petroleum products or byproducts, radioactive materials, friable asbestos or polychlorinated biphenyls or (b) any waste, material, or substance defined as a "hazardous substance," "hazardous material," or "hazardous waste" or "pollutant" or otherwise regulated under any applicable Environmental Law.

"Improvements" means buildings, structures, systems, facilities, easements, rights-of-way, privileges, improvements, licenses, hereditaments, appurtenances and all other rights and benefits belonging, or in any way related, to the Leased Property.

"Indebtedness" with respect to any Person means any obligation of such Person for borrowed money, and in any event shall include (a) any obligation incurred for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the ordinary course of business, (b) the face amount of all letters of credit issued for the account of such Person, (c) obligations (whether or not such Person has assumed or become liable for the payment of such obligation) secured by Liens or Encumbrances, (d) capitalized lease obligations, (e) all guarantees and similar obligations of such Person, (f) all accrued interest, fees and charges in respect of any indebtedness and (g) all prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any indebtedness.

"Intellectual Property" means all rights of Sellers and their Affiliates in and to (a) patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations in part, revisions, extensions, reexaminations, provisionals, divisions, renewals, revivals, and foreign counterparts thereof and all registrations and renewals in connection therewith, (b) trademarks, service marks, trade dress, logos, trade names and corporate names and other indicia of origin and corporate branding, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) works of authorship, copyrightable works, copyrights and all applications, registrations and renewals in connection therewith, (d) mask works and all applications, registrations and renewals in connection therewith, (e) trade secrets, inventions and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, assembly, test, installation, service and inspection instructions and procedures, technical, operating and service and maintenance manuals and data, hardware reference manuals and engineering, programming, service and maintenance notes and logs), (f) Software, (g) Internet addresses, uniform resource locaters, domain names, Websites and Web pages, (h) any and all other intellectual property and proprietary rights, and (i) goodwill related to all of the foregoing, in each case to the extent used or useful in the operation of the Business or related to the Acquired Assets.

"Interest" means "interest" as that term is used in Bankruptcy Code Section 363(f).

"Inventories" means all tires, automotive parts, automotive accessories, packaging materials, miscellaneous consumable inventories and stores and supplies owned or held for sale by Sellers or that are otherwise included in the Acquired Assets and are permitted to be sold and transferred under applicable Law.

"Law" means any law, statute, ordinance, regulation, rule, code or rule of common law or otherwise of, or any order, judgment, injunction or decree issued, promulgated, enforced or entered by, any Governmental Authority.

"Leased Property" means all the real property leased, subleased or licensed by Sellers that is used or useful in connection with the operation of the Business, all of which is described on Schedule 1.1-1.

"Liability" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due and regardless of when asserted), including any liability for Taxes.

"Lien" has the meaning given to that term in the Bankruptcy Code.

"Material Adverse Effect" means a state of facts, event, change or effect with respect to the Business, the Acquired Assets, the Assumed Liabilities or the enforceability of any Assigned Contract that results in or could reasonably be expected to result in a material adverse effect on or change in the results of operations or condition (financial or otherwise) of Sellers, the Acquired Assets (including the Assigned Contracts) taken as a whole, or the Business, but excludes any state of facts, event, change or effect caused by events, changes or developments relating to (a) changes or conditions affecting the industries in which Sellers operate generally; and (b) changes in economic, regulatory or political conditions generally; provided, in each case, that any such change does not have a disproportionate effect on Sellers, the Acquired Assets taken as a whole, or the Business.

"Obligations" means collectively the Prepetition Obligations and the DIP Obligations as each such term is defined in the DIP Orders.

"Orders" means the Bankruptcy Sale Order and the Bidding Procedures Order.

"Organizational Amendments" has the meaning set forth in Section 6.7.

"Permits" means all certificates of occupancy or other certificates, permits, authorizations, filings, approvals and licenses used, useable or useful in the operation of the Business or the use or enjoyment or benefit of the Acquired Assets.

"Permitted Liens" means: (a) Liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings, which are listed on Schedule 1.1-2; (b) statutory liens arising in the ordinary course of business that are not overdue and that do not materially affect the value or use of the affected asset, all of which are listed on Schedule 1.1-3; (c) pledges or deposits in connection with workers' compensation, unemployment insurance and other social-security legislation; (d) easements, rights-of-way, restrictions and other similar encumbrances other than monetary encumbrances, judgments and monetary liens that in each case do not in any case materially detract from the value or use of the property subject thereto or materially interfere with the ordinary conduct of the business of Sellers at the property subject thereto; (e) encumbrances, pledges or other Liens pursuant to this Agreement, the Credit Agreements or the DIP Credit Agreement; and (f) Liens set forth on Schedule 1.1-4.

"Person" means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Authority or other entity.

"Petition Date" has the meaning set forth in the Recitals.

"Proceeding" has the meaning set forth in Section 2.4(a)(ix).

"Purchaser" has the meaning set forth in the Preamble.

"Purchaser Plans" has the meaning set forth in Section 6.4(b).

"Purchase Price" has the meaning set forth in Section 3.1.

"Qualified Bid" means competing bids pre-qualified for the Auction in accordance with the Bidding Procedures Order.

“Quercus” means The Quercus Trust.

"Real Property Leases" means all of Sellers' right, title and interest in all leases, subleases, licenses, concessions and other agreements (written or oral) and all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which Sellers hold a leasehold estate in, or are granted the right to use leased real property.

"Related Person" means, with respect to any Person, all present and future directors, officers, members, managers, stockholders, employees, controlling persons, Affiliates, agents, professionals, attorneys, accountants, lenders, investment bankers or representatives of any such Person.

"Release" shall have the meaning set forth in CERCLA.

"Released Claims" has the meaning set forth in Section 12.14.

“Sale” means the sale of the Acquired Assets and other transactions contemplated by this Agreement.

"Sale Hearing" means the hearing to consider the entry of the Bankruptcy Sale Order.

"Schedules" has the meaning set forth in Section 6.1(c).

“SCI” has the meaning set forth in the Preamble.

"Seller" and "Sellers" have the meaning set forth in the Preamble.

"Sellers' Knowledge" means the actual (and not constructive or imputed) knowledge of David Field, Aidan Shields, Christopher Gopal, Chris Frank, Dalton Sprinke, David Trepeck and Alan Whiting, in each case, without duty of inquiry.

“Series B Note” means that certain Series B Convertible Note, dated September 19, 2007, issued by Open Energy Corporation, now known as Applied Solar, Inc., to Quercus in the original principal amount of $20,000,000.00, together with that certain Securities Purchase Agreement, dated as of September 19, 2007, and all of their respective related documents.

“Series B Note Obligations” means any obligation or Liability of Sellers related to the Series B Note.

"Software" means any computer program, operating system, application, system, firmware or software of any nature, point-of-entry system, peripherals, and data whether operational, active, under development or design, nonoperational or inactive, including all object code, source code, comment code, algorithms, processes, formulae, interfaces, navigational devices, menu structures or arrangements, icons, operational instructions, scripts, commands, syntax, screen designs, reports, designs, concepts, visual expressions, technical manuals, tests scripts, user manuals and other documentation therefor, whether in machine-readable form, virtual machine-readable form, programming language, modeling language or any other language or symbols, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature, and all databases necessary or appropriate in connection with the operation or use of any such computer program, operating system, application, system, firmware or software.

“SRS” means Solar Roofing Systems, Inc., a corporation organized under the laws of the Province of Ontario, Canada, the outstanding common stock of which is owned by 2093603 Ontario.

"Subsidiary" means any Person whose securities or other ownership interests having by their terms the power to elect a majority of the board of directors or other persons performing similar functions are owned or controlled, directly or indirectly, by any Seller or one or more Subsidiaries, or which is owned 50% or more, directly or indirectly, by any Seller or any of its Subsidiaries.

“Suntech Agreements” means: (a) that certain manufacturing and license agreement, entered into on December 17, 2008, by and between Open Energy Corporation, now known as Applied Solar, Inc., with Wuxi Suntech Power Co., LTD, relating to solar membrane products; (b) that certain manufacturing and license agreement entered into on November 25, 2008, by and between Open Energy Corporation, now known as Applied Solar, Inc., and Wuxi Suntech Power Co., LTD, relating to solar roof tile products; and (b) the Suntech Forbearance Agreement.

“Suntech Forbearance Agreement” means that certain Forbearance and Repayment Agreement dated September 12, 2008 by and between ASI and Suntech America, Inc.

"Tax" or "Taxes" means all taxes, however denominated, including any interest, penalties or additions to tax that may become payable in respect thereof, imposed by any Governmental Authority, whether payable by reason of contract, assumption, transferee liability, operation of Law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under Law), which taxes shall include all income taxes, payroll and employee withholding, unemployment insurance, social security (or similar), sales and use, excise, franchise, gross receipts, occupation, real and personal property, stamp, transfer, workers' compensation, customs duties, registration, documentary, value-added, alternative or add-on minimum, estimated, environmental (including taxes under Section 59A of the Code) and other assessments or obligations of the same or a similar nature, whether arising before, on or after the Closing Date.

"Tax Return" means any report, return, information return, filing or other information, including any schedules, exhibits or attachments thereto, and any amendments to any of the foregoing required to be filed or maintained in connection with the calculation, determination, assessment or collection of any Taxes (including estimated Taxes).

"Transaction Taxes" has the meaning set forth in Section 7.1.

"Transferred Employees" has the meaning set forth in Section 6.4(a).

"Trust Fund Taxes" means liabilities for sales, use, withholding, trust fund or other employment related taxes for which officers and directors may have personal liability for non-payment under applicable law.

"WARN Act" means the Worker Adjustment and Retraining Notification Act, as amended, or any similar applicable Law.

“WaterEye” means WaterEye Corporation, a Nevada corporation and wholly-owned subsidiary of ASI.

1.2 Interpretation. When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(a) Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

(b) The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(c) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(d) A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

(e) A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or reenactment thereof, any legislative provision substituted therefore and all regulations and statutory instruments issued thereunder or pursuant thereto.

(f) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(g) Any reference in this Agreement to $ shall mean U.S. dollars.

(h) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II
PURCHASE AND SALE OF THE ACQUIRED ASSETS

2.1 Purchase and Sale of Assets  Pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, on the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase, acquire and accept from Sellers, and Sellers shall sell, transfer, assign, convey and deliver to Purchaser, all of Sellers' right, title and interest in, to and under the Acquired Assets, free and clear of all pledges, security interests, Liens, Claims, Interests or Encumbrances (other than Permitted Liens).  Purchaser shall be entitled to assign all or a portion of its rights under this Agreement to one or more Affiliates.  "Acquired Assets" shall mean all of the, direct or indirect, right, title and interest of Sellers in and to the tangible and intangible assets, properties, rights, claims and Contracts used in, held for use in, or related to the Business (but excluding Excluded Assets) as of the Closing, including:

(a) all Cash;

(b) all accounts receivable, rebates, refunds and other receivables of Sellers;

(c) all Inventories;

(d) all deposits (including, with respect to the Acquired Assets, customer deposits and security deposits (whether maintained in escrow or otherwise) for rent, electricity, telephone or otherwise) and prepaid charges and expenses of Sellers as they relate to the Acquired Assets;

(e) all rights of Sellers under each Real Property Lease included within the Assigned Contracts, in each case together with Sellers' interests in and to all Improvements and fixtures located on the Leased Property subject to such Real Property Lease or attached thereto, and other appurtenances thereto, and Sellers' rights in respect thereof;

(f) all FF&E;

(g) all Intellectual Property;

(h) all Assigned Contracts;

(i) all Documents;

(j) all Permits, unless non-assignable as a matter of Law;

(k) all rights under or arising out of all insurance policies relating to the Business or the Acquired Assets, unless non-assignable as a matter of Law;

(l) all rights of Sellers under non-disclosure or confidentiality, non-compete, or non-solicitation agreements with employees and agents of Sellers or with third parties, including non-disclosure or confidentiality, non-compete, or non-solicitation agreements entered into in connection with the Auction;

(m) any rights, claims or causes of action of Sellers for claims arising out of the operation of the Business;

(n) all rights of Sellers under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent relating to products sold, or services provided, to Sellers or to the extent affecting any Acquired Assets other than any warranties, representations and guarantees pertaining to any Excluded Assets;

(o) all causes of action arising under Chapter 5 of the Bankruptcy Code relating to the Business and the Acquired Assets, including (i) any actions against or otherwise involving any counterparty to any Assigned Contract, any post-Closing employees, officers or directors of the Business, including Transferred Employees, and/or any of Sellers' lenders, landlords or vendors and/or (ii) relating to the ongoing or future operations of the Business;

(p) all causes of action of whatever kind and nature (including, without limitation, all claims and causes of action arising under Chapter 5 of the Bankruptcy Code), whether known or unknown, of Sellers and/or Sellers’ bankruptcy estates against Wuxi Suntech Power Co., LTD, Suntech America, Inc., Suntech Power Holdings Co., Ltd. and/or any of their respective Affiliates;

(q) all equity interests held by ASI in the following entities:  CRE, WaterEye, 2093603 Ontario and Barnabus; and

(r) all goodwill and other intangible assets associated with the Business and the Acquired Assets, including customer and supplier lists.

2.2 Excluded Assets.  Notwithstanding anything to the contrary in this Agreement, nothing herein shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser, and Sellers shall retain all right, title and interest to, in and under, and all obligations with respect to the Excluded Assets.  For all purposes of and under this Agreement, and as the same may be amended pursuant to Section 2.5 and Section 2.6, the term "Excluded Assets" shall mean:

(a) any asset of Sellers that otherwise would constitute an Acquired Asset but for the fact that it is conveyed, leased or otherwise disposed of, in the ordinary course of Sellers' business prior to the Closing Date not in violation of this Agreement;

(b) the corporate books and records of internal corporate proceedings, tax records, work papers and other records that Sellers are required by Law to retain; provided, however, that copies of the foregoing items shall be provided by Sellers to Purchaser upon Purchaser's request at Purchaser's sole expense;

(c) the rights of Sellers under this Agreement and all consideration payable or deliverable to Sellers under this Agreement, but excluding cash flows under any Assigned Contract or any net profits generated by operation of the Business on or after the Closing Date;

(d) all rights and interests in connection with, and assets of, any Employee Benefit Plan;

(e) the capital stock or other equity interests of any Seller;

(f) the assets listed on Schedule 2.2(f);

(g) all rights under or arising out of insurance policies that are non-assignable as a matter of Law;

(h) all rights under or arising out of Permits that are non-assignable as a matter of Law and listed on Schedule 2.2(h); and

(i) all Contracts that are not Assigned Contracts.

2.3 Assumption of Liabilities.  Upon the terms and subject to the conditions of this Agreement, Purchaser agrees, effective at the time of the Closing, to assume, pay, perform and discharge the following liabilities and obligations (the "Assumed Liabilities"):

(a) all Cure Amounts due and owing under any Assigned Contracts;

(b) all of Sellers' liabilities and obligations under the Assigned Contracts accruing after the Closing;

(c) all ordinary course liabilities and obligations with respect to the Acquired Assets arising after the Petition Date to the extent (i) relating to conduct of the Business after the Petition Date through the Closing Date and (ii) set forth in the Budget;

(d) all ordinary course compensation liabilities or other obligations, which are to be honored by Purchaser in the ordinary course, relating to Transferred Employees existing as of the Closing Date, including accrued vacation, other paid time-off, and accrued gross payroll liabilities and obligations, (including payroll taxes accrued and unpaid), but excluding all Liabilities and obligations (i) relating to worker's compensation claims which remain unpaid as of the Closing Date (whether reported or not), (ii) relating to the exempt or non-exempt status of any Transferred Employee, (iii) relating to litigation, including any claims for wrongful termination, any claims under Title VII of the Civil Rights Act of 1964, as amended, or similar state Law, and any whistleblower claims and/or (iv) retained by Sellers in accordance with Section 2.4 or Section 6.4(d);

(e) all liabilities and obligations relating to amounts required to be paid by Purchaser hereunder;

(f) those specific Liabilities and obligations of Sellers identified on Schedule 2.3(f) hereto;

(g) pre-Petition Date  accounts payable related directly to Sellers’ Business (the “Identified A/P”) and listed on Schedule 2.3(g), which schedule shall be updated by Sellers, subject to Purchaser’s consent, at least three business days prior to the Closing; provided, however, that the aggregate amount of Identified A/P shall not exceed $235,706.42;

(h) those specific Liabilities and obligations of Sellers pursuant to customer warranty, incentive, rebate and maintenance service agreements related to SolarSave® roofing membranes (“Assumed Membrane Warranty Obligations”) identified on Schedule 2.3(h); provided, however, that the amount of Assumed Membrane Warranty Obligations shall not exceed the amounts set forth on Schedule 2.3(h);

(i) Liabilities and obligations of Sellers pursuant to customer warranty, incentive, rebate and maintenance service agreements related to SolarSave® roofing tiles (“Assumed Tile Warranty Obligations”) identified on Schedule 2.3(i); provided, however, that the aggregate amount of Assumed Tile Warranty Obligations (to be allocated by Purchaser in its sole discretion) shall not exceed $463,000.00; and

(j) all Trust Fund Taxes relating to any obligations arising or occurring after the Petition Date through the Closing Date.

2.4 Excluded Liabilities.

(a) Purchaser shall not assume or be liable for any Claims, Liens, Encumbrances, Interests, Liabilities or other obligations of Sellers of any nature whatsoever, whether presently in existence or arising hereafter (other than the Assumed Liabilities), including the following (collectively, the "Excluded Liabilities"):

(i) all obligations, Claims, or Liabilities of Sellers that relate to any of the Excluded Assets (including under any Contracts related thereto) or Excluded Contracts;

(ii) any amounts due or which may become due or owing under the Assigned Contracts with respect to the period prior to Closing;

(iii) the Excluded Environmental Liabilities (regardless of whether such Liabilities are Liabilities of any Seller);

(iv) all obligations, Claims, or Liabilities of Sellers or for which Sellers or any Affiliate of any Seller could be liable relating to Taxes (including with respect to the Acquired Assets or otherwise), including any Taxes that will arise as a result of the sale of the Acquired Assets or the assumption of the Assumed Liabilities pursuant to this Agreement and any deferred Taxes of any nature;

(v) all obligations, Claims, or Liabilities for any legal, accounting, investment banking, brokerage or similar fees or expenses incurred by any Seller or any predecessor of any Seller in connection with, resulting from or attributable to the transactions contemplated by this Agreement or otherwise;

(vi) all Indebtedness of any Seller, except those Obligations that may be assumed by Purchaser under Section 3.1(b);

(vii) all obligations and Liabilities of Sellers related to the right to or issuance of any capital stock or other equity interest of any Seller, including any stock options or warrants;

(viii) all obligations and Liabilities of Sellers resulting from, caused by or arising out of, or which relate to, directly or indirectly, the conduct of Sellers or ownership or lease of any properties or assets or any properties or assets previously used by Sellers or any predecessor of any Seller, or other actions, omissions, including any amounts due or which may become due or owing under the Assigned Contracts with respect to the period prior to Closing (other than the Cure Amounts);

(ix) all obligations and Liabilities of Sellers resulting from, caused by or arising out of, or which relate to, directly or indirectly, the conduct of Sellers or ownership or lease of any properties or assets or any properties or assets previously used by Sellers or any predecessor of any Seller at any time, or other actions, omissions or events occurring prior to the Closing and which (i) constitute, may constitute or are alleged to constitute a tort, breach of contract or violation of any rule, regulation, treaty or other similar authority or (ii) relate to any and all Claims, disputes, demands, actions, Liabilities, damages, suits in equity or at Law, administrative, regulatory or quasi-judicial proceedings, accounts, costs, expenses, setoffs, contributions, attorneys' fees and/or causes of action of whatever kind or character ("Proceeding") against Sellers, whether past, present, future, known or unknown, liquidated or unliquidated, accrued or unaccrued, pending or threatened;

(x) any obligation or Liability arising out of any Proceeding commenced against Sellers or any predecessor of any Seller after the Closing and arising out of, or relating to, any occurrence or event happening prior to, on or after the Closing;

(xi) all obligations, Claims or Liabilities (whether known or unknown) with respect to the employees or former employees, or both (or their representatives) of Sellers or any predecessor of any Seller arising prior to the Closing Date, including payroll, vacation, sick leave, worker's compensation, unemployment benefits, pension benefits, employee stock option or profit sharing plans, health care plans or benefits (including COBRA), or any other employee plans or benefits or other compensation of any kind to any employee, and obligations of any kind including any Liability pursuant to the WARN Act for any action or inaction prior to the Closing;

(xii) any obligation or Liability arising under any Employee Benefit Plan or any other employee benefit plan, policy, program, agreement or arrangement at any time maintained, sponsored or contributed to by Sellers or any ERISA Affiliate, or with respect to which Sellers or any ERISA Affiliate has any Liability;

(xiii) all accounts payable of Sellers other than Identified A/P to the extent expressly assumed by Purchaser hereunder;

(xiv) any obligation or Liability arising out of or relating to services and/or products of Sellers other than Assumed Membrane Warranty Obligations and Assumed Tile Warranty Obligations to the extent expressly assumed by Purchaser hereunder;

(xv) any obligation or Liability under any Assigned Contract which arises after the Closing but which arises out of or relates to any periods prior to the Closing;

(xvi) any obligation or Liability under any Contract, mortgage, indenture or other instrument of Sellers not expressly assumed by Purchaser hereunder;

(xvii) any obligation or Liability under any employment, collective bargaining, severance, retention or termination agreement with any employee, consultant or contractor (or their representatives) of Sellers;

(xviii) any obligation or Liability arising out of or relating to any grievance by current or former employees of Sellers, whether or not the affected employees are hired by Purchaser;

(xix) any obligation or Liability of Sellers to any shareholder or other equity holder of any Seller;

(xx) any obligation or Liability arising out of or resulting from non-compliance or alleged non-compliance with any Law, ordinance, regulation or treaty by Sellers;

(xxi) any obligation or Liability for infringement or misappropriation of any intellectual property arising out of or relating to any conduct of any Seller or operation of the Business on or before the Closing;

(xxii) any obligation or Liability of Sellers under this Agreement or any other document executed in connection herewith;

(xxiii) any obligation or Liability of Sellers based upon such Person's acts or omissions occurring after the Closing;

(xxiv) the Liabilities specifically identified and described on Schedule 2.4(a)(xxiv);

(xxv) any Series B Note Obligations; and

(xxvi) any other Liabilities of Sellers not expressly assumed by Purchaser pursuant to Section 2.3 above.

(b) The parties acknowledge and agree that disclosure of any obligation or Liability on any Schedule to this Agreement shall not create an Assumed Liability or other Liability of Purchaser, except where such disclosed obligation has been expressly assumed by Purchaser as an Assumed Liability in accordance with the provisions of Section 2.3 hereof.

2.5 Assignment and Assumption of Contracts.

(a) At Closing, Sellers shall, pursuant to the Bankruptcy Sale Order and the Assignment and Assumption Agreement(s) and other transfer and assignment documents reasonably requested by Purchaser, assume and sell and assign to Purchaser (the consideration for which is included in the Purchase Price), the Assignable Contracts that are set forth on a list (identifying the name, parties and date of each such Contract) provided by Purchaser to Sellers on or before the date which is three (3) days prior to the date set for the Auction (provided that Sellers provide written notice to Purchaser of the date of the Auction at least seven (7) days prior to the date on which the Auction is to begin) (the "Assigned Contracts"); provided, however, that Purchaser shall have the right in its sole and absolute discretion to notify Sellers in writing of any Assigned Contract that it does not wish to assume immediately prior to the commencement of the Sale Hearing.  Purchaser will pay all Cure Amounts in connection with such assumption and sale and assignment (as agreed to between Purchaser and Sellers or as determined by the Bankruptcy Court), and Purchaser will assume and agree to perform and discharge the Assumed Liabilities under the Assigned Contracts, pursuant to the Assignment and Assumption Agreement; provided, however, that on or before August 24, 2009, Sellers shall provide to Purchaser (i) a schedule setting forth all Cure Amounts for all Assignable Contracts and (ii) a schedule setting forth a detailed description of all such Contracts and each other Contract to which any Seller is a party or by which it is bound and that are used in or related to the Business or the Acquired Assets.  Such schedule may be Sellers' Schedule G of their Schedules of Assets and Liabilities filed in connection with the Bankruptcy Case, it being understood that Sellers' reliance upon Schedule G does not relieve them of their obligation to provide additional information to Purchaser, at Purchaser's request, so that Purchaser may exercise its rights under this Section 2.5(a).  From and after the date hereof, Sellers shall not reject any Assigned Contract unless otherwise agreed to in writing by Purchaser except for the Assignable Contracts identified in Schedule 2.5(a).  Sellers shall provide timely and proper written notice of the motion seeking entry of the Bankruptcy Sale Order to all parties to Assigned Contracts and take all other actions necessary to cause such Assigned Contracts to be assumed by Sellers and assigned to Purchaser pursuant to Section 365 of the Bankruptcy Code, and Purchaser shall, at or prior to Closing, comply with all requirements under Section 365 necessary to assign to Purchaser the Assigned Contracts.  Purchaser and Sellers agree there shall be excluded from the Acquired Assets any Assigned Contracts that are not assignable or transferable pursuant to the Bankruptcy Code or otherwise without the consent of any Person other than any Seller, to the extent that such consent shall not have been given prior to the Closing, and the Closing shall proceed with respect to the remaining Acquired Assets without reduction to the Purchase Price, subject to Purchaser's termination right set forth in Section 11.1(c)(ix).

(b) Purchaser shall have the right, by written notice to Sellers within ten (10) days after the Closing Date, to specify any Contracts that are not included as Assigned Contracts (each such other Contract, an "Excluded Contract") that shall be held by Sellers and not rejected pursuant to Section 365 of the Bankruptcy Code (any such Contract, a "Designation Right Contract") for the duration of the Designation Right Period, and Sellers shall have the right at any time following ten (10) days after the Closing to cause any Excluded Contract other than the Designation Right Contracts to be rejected pursuant to Section 365 of the Bankruptcy Code; it being understood and agreed that, without limiting any other obligation of Sellers hereunder, none of Sellers shall in any event reject or seek to reject any Contract during the period beginning on the date hereof and ending at the conclusion of the ten (10) day period following the Closing Date, except with Purchaser's prior written consent.  As to Designation Right Contracts, Sellers shall not seek to reject such contracts for a period of 210 days following the Closing Date (the "Designation Right Period") and, as soon as practical after receiving further written notice(s) (each, an "Assumption Notice") from Purchaser during the Designation Right Period requesting assumption and assignment of any Designation Right Contract, Sellers shall, subject to Purchaser's demonstrating adequate assurance of future performance thereunder, take all actions reasonably necessary to seek to assume and assign to Purchaser pursuant to Section 365 of the Bankruptcy Code any Contract(s) set forth in an Assumption Notice, and any applicable cure cost shall be satisfied in accordance with the definition of Assumed Liabilities.  Sellers agree and acknowledge that the covenant set forth in this Section 2.5(b) shall survive the Closing.  With respect to any Designation Right Contract or any Excluded Contract, Purchaser shall pay and be solely responsible for all costs (including Sellers' legal fees) arising from, relating to, or in connection with, the continuation by Sellers of such Designation Right Contracts or Excluded Contracts for the period during the Designation Right Period from the Closing Date up to and including the date which is ten (10) days following Sellers' receipt of written notice from Purchaser authorizing rejection of same.  Notwithstanding anything in this Agreement to the contrary, on the date any Contract is assumed and assigned to Purchaser pursuant to this Section 2.5(b), such Contract shall be deemed an Assigned Contract for all purposes under this Agreement.

(c) For the avoidance of doubt, the Assigned Contracts shall include all of the Suntech Agreements, unless Purchaser consents in writing prior to the Closing to the exclusion of any of the Suntech Agreements.

2.6 Excluded Asset Amendments.  Notwithstanding anything herein to the contrary, Purchaser reserves the right to designate any Acquired Asset as an Excluded Asset at any time during the Designation Right Period.

ARTICLE III
CONSIDERATION

3.1 Purchase Price.

(a) In consideration of the sale of the Business and the Acquired Assets to Purchaser, and in reliance upon the representations, warranties, covenants and agreements of Sellers set forth herein, and upon the terms and subject to the conditions hereinafter set forth, the purchase price (the "Purchase Price") for the Business and the Acquired Assets shall be:

(i) the full amount of the Obligations (the "Credit Bid Amount") as provided in Section 3.1(b), plus

(ii) assumption of the Assumed Liabilities, plus

(iii) with respect to the Series B Note Obligations, the waiver of any right in the Bankruptcy Case to a distribution from the Cash Proceeds of this Sale, it being understood that all other rights and claims arising from or relating to the Series B Note Obligations are fully preserved, including, without limitation, the right to receive a distribution in respect of the Series B Note Obligations of other property in which Sellers have an interest, plus

(iv) cash in the amount of $200,000.00 (the “Cash Proceeds”).

(b) At the Closing, the Credit Bid Amount shall be paid by (i) delivering to Sellers fully executed releases and waivers from the applicable lenders under the DIP Credit Agreement and/or the Credit Agreements with respect to all or a part of Sellers' obligations thereunder and/or (ii) with the written consent of the applicable lenders under the DIP Credit Agreement and/or the Credit Agreements, assuming all or a part of Sellers' obligations thereunder on terms reasonably acceptable to Purchaser and providing Sellers with fully executed releases and waivers from the applicable lenders under the DIP Credit Agreement and/or the Credit Agreements with respect to all of Sellers’ obligations thereunder; provided that the Credit Bid Amount is paid in whole pursuant to, in Purchaser's sole discretion, clause (i) above or clause (ii) above or a combination thereof.

3.2 Allocation of Purchase Price.

(a) Within the earlier of (i) 120 days after the Closing Date and (ii) 20 days prior to the extended due date of the Tax Returns to which IRS Form 8594 must be attached, Purchaser shall deliver to Sellers a statement (the "Allocation Statement") allocating, for tax purposes, the consideration paid by Purchaser for the Acquired Assets among the Acquired Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder.

(b) The parties to this Agreement hereby agree to (i) be bound by the Allocation Statement, (ii) act in accordance with the Allocation Statement in connection with the preparation, filing and audit of any Tax Return (including in the filing of IRS Form 8594 and any corresponding other Tax forms) and (iii) take no position inconsistent with the Allocation Statement for any Tax purpose (including in any audit, judicial or administrative proceeding).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers hereby represent and warrant to Purchaser as of the date hereof and as of the Closing Date:

4.1 Corporate Organization.  Each Seller is duly organized, validly existing and in good standing under the Laws of its state of incorporation or formation and has all necessary power and authority to own, lease and operate its properties and to conduct its business in the manner in which its business is currently being conducted.  Except as a result of the commencement of the Bankruptcy Case, each Seller is qualified to do business and is in good standing in all jurisdictions where it leases real property in connection with the operation of the Business or otherwise conducts the Business.

4.2 Authorization of Agreement.  Subject to entry of the Bankruptcy Sale Order and authorization as is required by the Bankruptcy Court:

(a) Each Seller has, or at the time of execution will have, all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which such Seller is or will become a party and to perform its obligations hereunder and thereunder;

(b) the execution, delivery and performance of this Agreement and each Ancillary Agreement to which a Seller is or will become a party and the consummation of the transactions contemplated hereby and thereby have been, or at the time of execution will be, duly authorized by all necessary action on the part of such Seller and no other proceedings (shareholder, member or otherwise) on the part of Sellers are necessary to authorize such execution, delivery and performance; and

(c) this Agreement and each Ancillary Agreement to which a Seller is or will become a party have been, or when executed will be, duly and validly executed and delivered by such Seller and (assuming the due authorization, execution and delivery by the other parties hereto or thereto) this Agreement and each Ancillary Agreement to which a Seller is or will become a party constitutes, or will constitute, when executed and delivered, the valid and binding obligation of such Seller enforceable against such Seller in accordance with its respective terms, subject to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

4.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Schedule 4.3(a), the execution, delivery and performance by each Seller of this Agreement and each Ancillary Agreement, the consummation of the transaction contemplated hereby and thereby, or compliance by each Seller with any of the provisions hereof or thereof do not, or will not at the time of execution, result in the creation of any Lien or Encumbrance upon the Acquired Assets and do not, or will not at the time of execution, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of payment, termination, modification, acceleration or cancellation under any provisions of:

(i) such Seller's certificate of incorporation, bylaws or comparable organizational documents;

(ii) subject to entry of the Bankruptcy Sale Order, any Assigned Contract or Permit to which such Seller is a party or by which any of the Acquired Assets are bound;

(iii) subject to entry of the Bankruptcy Sale Order, any order, writ, injunction, judgment or decree of any Governmental Authority applicable to such Seller or any of the Permits, licenses, rights, properties or assets of such Seller as of the date hereof; or

(iv) subject to entry of the Bankruptcy Sale Order, any applicable Law.

(b) Subject to entry of the Bankruptcy Sale Order, except as set forth on Schedule 4.3(b), no consent, waiver, approval, order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of any Seller in connection with the execution, delivery and performance of this Agreement or any other agreement, document or instrument contemplated hereby or thereby to which it is or will become a party, the compliance by such Seller with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby, or the assignment or conveyance of the Acquired Assets.

4.4 Title to Acquired Assets.  Sellers have good, valid, marketable and undivided title to the Acquired Assets free and clear of all Liens, Claims, Interests and Encumbrances, other than Permitted Liens, and Purchaser will be vested, to the maximum extent permitted by Sections 363 and 365 of the Bankruptcy Code, with good, valid, marketable and undivided title to the Acquired Assets free and clear of all Liens, Claims, Interests and Encumbrances, other than Permitted Liens.

4.5 Contracts.  Schedule 4.5 sets forth a complete list, as of the date hereof, of all material Contracts to which any Seller is a party or by which it is bound and that are used in or related to the Business or the Acquired Assets, copies of which have been provided to Purchaser.  Purchaser has received true and complete copies of such Contracts and any and all amendments, modifications, supplements, exhibits and restatements thereto and thereof in effect as of the date of this Agreement.

4.6 Property.  Sellers do not own any real property.  Schedule 4.6 sets forth the title and parties to, and date of, each of the Real Property Leases, and the address of each Leased Property and a true and complete list of all Real Property Leases.  Purchaser has received true and complete copies of the Real Property Leases and any and all amendments, modifications, supplements, exhibits and restatements thereto and thereof in effect as of the date of this Agreement relating to the Leased Property.

4.7 Intellectual Property.  Except as set forth on Schedule 4.7, (i) with respect to any Intellectual Property owned by any Seller (as opposed to Intellectual Property of which any Seller is a licensee), Sellers have all right, title and interest to all Intellectual Property, without any conflict known to any Seller with the rights of others, (ii) no Person other than Sellers has the right to use the Intellectual Property owned by Sellers, and (iii) Sellers have the valid right to use, pursuant to a license, sublicense or other agreement, any Intellectual Property used in Sellers' Business that is owned by a party other than Sellers.

4.8 Taxes.

(a) Except as set forth on Schedule 4.8, each Seller has filed all material Tax Returns that it was required to file.  All such Tax Returns were correct and complete in all material respects.  All material Taxes owed by any Seller (whether or not shown on any Tax Return) have been paid.  No Seller is the beneficiary of any extension of time within which to file any Tax Return.  With respect to each Seller, no claim has ever been made by a Governmental Authority in a jurisdiction where such Seller does not file Tax Returns that such Seller is or may be subject to taxation by that jurisdiction.

(b) Each Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 (or any other applicable form) required with respect thereto have been properly completed and timely filed.

(c) There is no dispute or claim concerning any Tax Liability of any Seller claimed or raised by any authority in writing or, to Sellers' Knowledge, orally.  No Seller has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

4.9 Employee Benefit Plans.  Schedule 4.9 sets forth a list of each Employee Benefit Plan.  No Seller or any ERISA Affiliate has maintained, sponsored, or contributed to an Employee Benefit Plan that is subject to Title IV of ERISA within the last six years or, in any way, directly or indirectly, has any liability with respect to such a plan.  All Employee Benefit Plans are being administered in compliance, in all material respects, with, where applicable, ERISA and the Code, and the regulations promulgated thereunder.  Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter upon which Sellers may rely, or has pending or has time remaining in which to file an application for such determination from the United States Internal Revenue Service.

4.10 Labor Matters.

(a) No Seller is a party to any collective bargaining agreement or has any relationship with any labor organization.  There is no labor strike, slowdown, work stoppage or other material labor dispute relating to Sellers pending or, to Sellers' Knowledge, threatened against any Seller.  No union organizing or decertification efforts are underway or, to Sellers' Knowledge, threatened, and no other question concerning representation exists.

(b) No Seller has received notice of any material employment-related charge or material complaint against any Seller before the Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board or any other Governmental Authority and no Seller has received any notice of any material threatened employment-related charge or complaint against any Seller by any such Governmental Authority.

(c) With respect to this transaction, any notice required under any Law or collective bargaining agreement has been given, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied.  No Seller has implemented, or will implement, other than in connection with the Closing, any mass layoff of employees that could implicate the WARN Act or similar state, local or foreign Laws or Regulations.

4.11 Environmental Matters.  (a)  The Acquired Assets are in material compliance with all applicable Laws, regulations, or other legal requirements relating to the protection of the environment or human health and safety as it relates to Hazardous Materials ("Environmental Laws"); (b) no Seller has received written notice of any Proceeding relating to or arising under Environmental Laws with respect to the Acquired Assets or the Business, nor, to Sellers' Knowledge, are any of the same being threatened in writing against any Seller or any real property owned, operated, or leased by any Seller; (c) no Seller has received any written notice of, or entered into, any obligation, order, settlement, judgment, injunction, or decree involving outstanding requirements relating to or arising under Environmental Laws; and (d) there has been no Release of any Hazardous Material into the environment at, onto, or from any property owned or leased by any Seller which would reasonably be expected to result in material Liability, costs or Claims relating to any Environmental Law.

4.12 Insurance.  Sellers maintain the insurance policies set forth on Schedule 4.12, which Schedule sets forth all insurance policies covering the property, assets, employees and operations of the Business (including policies providing property, casualty, liability and workers' compensation coverage).  Such policies are in full force and effect and except as set forth on Schedule 4.12, will continue in full force and effect immediately following the Closing.  Sellers have paid all premiums on such policies due and payable prior to the Execution Date.  Sellers have not done anything by way of action or inaction that invalidates any such policies in whole or in part.

4.13 No Brokers or Finders.  No agent, broker, finder or investment or commercial banker, or other Person or firm engaged by, or acting on behalf of, any of Sellers in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, other than as set forth on Schedule 4.13, the fees and expenses of which Sellers shall bear, is or will be entitled to any brokerage or finder's or similar fees or other commissions as a result of this Agreement or such transaction.

4.14 Litigation; Proceedings.  Except as set forth on Schedule 4.14, there is no material claim, action, suit, Proceeding, complaint, charge, hearing, grievance or arbitration pending or, to Sellers' Knowledge, threatened against or related to the Business, whether at Law or in equity, whether civil or criminal in nature or by or before any arbitrator or Governmental Authority, nor are there any investigations relating to the Business, pending or, to Sellers' Knowledge, threatened by or before any arbitrator or any Governmental Authority.  None of the Acquired Assets is subject to any judgment, injunction, order, consent, or decree of any Governmental Authority or any settlement agreement with any Person.

4.15 Board Approval and Recommendations.  The board of directors, managers or applicable governing body of each Seller has determined that, based upon its consideration of the alternatives deemed reasonably available to each Seller by the governing body of such Seller, and subject to the approval of the Bankruptcy Court and the provisions in this Agreement regarding the solicitation of and ability to accept Alternate Transactions, a sale, assignment and assumption of the Acquired Assets and the Assumed Liabilities pursuant to this Agreement under Sections 105, 363 and 365 of the Bankruptcy Code is in the best interests of such Seller in light of such Seller’s present circumstances and available resources.

4.16 Compliance with Laws.  Each Seller (i) has complied with, is in compliance with and has operated the Business in compliance with all applicable Laws in all material respects, and (ii) holds all material Permits, concessions, grants, licenses, easements, variances, exemptions, consents, orders, franchises, authorizations and approvals of all Governmental Authorities necessary for the lawful conduct of the Business and is in compliance with all of the foregoing in all material respects.  No Seller has received any written notice or other written communication from any Governmental Authority or other Person (i) asserting any violation of, or failure to comply with, any requirement of any Permit or (ii) notifying a Seller of the non-renewal, revocation or withdrawal of any Permit. Each Seller is in material compliance with the terms of the Permits.

4.17 Customer Warranty and Maintenance Services Agreements.  To Sellers’ Knowledge, as of the Petition Date, (i) the amount of pending claims, actions or suits of the parties set forth on Schedule 2.3(h) against Sellers and/or their Affiliates related to SolarSave® roofing membranes does not exceed the amounts set forth on Schedule 2.3(h) with respect to each such party and (ii) (A) the amount of pending claims, actions or suits of the parties set forth on Part A of Schedule 2.3(i) against Sellers and/or their Affiliates related to SolarSave® roofing tiles does not exceed the amounts set forth on Part A of Schedule 2.3(i) with respect to each such party and (B) the aggregate amount, based on a good faith estimate by Sellers, to provide for warranty replacement of SolarSave® roofing tiles sold by Sellers or their Affiliates at an assumed failure rate of three percent (3%) does not exceed the amounts set forth on Part B of Schedule 2.3(i).

4.18 Sufficiency of Acquired Assets.  Except for any Contracts or Intellectual Property relating to the Business that Purchaser expressly elects not to assume pursuant to this Agreement and subject to Purchaser employing a sufficient number of Business Employees, the properties and assets of Sellers comprising the Acquired Assets are sufficient for the continued conduct of the Business immediately following Closing in substantially the same manner as now being conducted by Sellers.

4.19 Warranties Are Exclusive.  EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLERS MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY OF THEIR ASSETS (INCLUDING THE ACQUIRED ASSETS), LIABILITIES (INCLUDING THE ASSUMED LIABILITIES) OR OPERATIONS, INCLUDING, WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, OR NON-INFRINGEMENT, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED AND NONE SHALL BE IMPLIED AT LAW OR IN EQUITY.  PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT PURCHASER IS PURCHASING THE ACQUIRED ASSETS ON AN "AS IS, WHERE IS" BASIS AFTER GIVING EFFECT TO THE TERMS CONTAINED HEREIN.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers as follows:

5.1 Corporate Organization.  Purchaser is a Delaware limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own its properties and assets and to conduct its business as now conducted.

5.2 Authorization and Validity.  Purchaser has, or at the time of execution will have, all necessary limited liability company power and authority to execute and deliver this Agreement and any Ancillary Agreement to which Purchaser is or will become a party and to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement and any Ancillary Agreement to which Purchaser is or will become a party and the performance of Purchaser's obligations hereunder and thereunder have been, or at the time of execution will be, duly authorized by all necessary action by Purchaser.  This Agreement and each Ancillary Agreement to which Purchaser is or will become a party have been, or at the time of execution will be, duly executed by Purchaser and constitute, or will constitute, when executed and delivered, Purchaser's valid and binding obligations, enforceable against it in accordance with their respective terms except as may be limited by bankruptcy or other Laws affecting creditors' rights and by equitable principles.

5.3 No Conflict or Violation.  The execution, delivery and performance by Purchaser of this Agreement and any Ancillary Agreement to which Purchaser is or will become a party do not or will not at the time of execution (a) violate or conflict with any provision of the organizational documents of Purchaser, (b) violate any provision of applicable Law, or any order, writ, injunction, judgment or decree of any court or Governmental Authority applicable to Purchaser, or (c) violate or result in a breach of or constitute (with due notice or lapse of time, or both) an event of default or default under any Contract to which Purchaser is party or by which Purchaser is bound or to which any of Purchaser's properties or assets are subject.

5.4 Consents and Approvals.  No consent, waiver, authorization or approval of any Person and no declaration to or filing or registration with any Governmental Authority is required in connection with the execution and delivery by Purchaser of this Agreement and each Ancillary Agreement to which Purchaser are or will become a party or the performance by Purchaser of its obligations hereunder or thereunder.

5.5 No Brokers or Finders.  No agent, broker, finder or investment or commercial banker, or other Person or firm engaged by, or acting on behalf of, Purchaser in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, other than as set forth on Schedule 5.5, the fees and expenses of which Purchaser shall bear, is or will be entitled to any brokerage or finder’s or similar fees or other commissions as a result of this Agreement or such transaction.

5.6 Financing.  Purchaser has adequate financing from internally-generated sources and has adequate cash on hand, or will obtain adequate financing on or prior to the Closing Date, and will continue to have adequate financing on the Closing Date, to enable it to fulfill its obligations under this Agreement and the transactions contemplated hereby.  Purchaser acknowledges and agrees that its obligations under this Agreement are not contingent on obtaining adequate financing.

5.7 Legal Proceedings.  As of the Effective Date, no Proceeding is pending or, to Purchaser’s knowledge, threatened against Purchaser that could prevent Purchaser from entering into, or performing its obligations under this Agreement or otherwise consummating the transactions contemplated hereby in full.

5.8 No Other Representations and Warranties.  Except for the representations and warranties contained in this Article 5, neither Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser.

ARTICLE VI
COVENANTS AND OTHER AGREEMENTS

6.1 Pre-Closing Covenants of Sellers.  Sellers covenant to Purchaser that, during the period from and including the Execution Date through and including the Closing Date or the earlier termination of this Agreement:

(a) Cooperation.  Sellers shall use commercially reasonable efforts to obtain, and assist Purchaser in obtaining, at no cost to Purchaser (other than Cure Amounts payable at or after the Closing), such consents, waivers or approvals of any third party or Governmental Authority required for the consummation of the transactions contemplated hereby, including the sale and assignment of the Acquired Assets.  Sellers shall take, or cause to be taken, all commercially reasonable actions and to do, or cause to be done, all things necessary or proper, consistent with applicable Law, to consummate and make effective as soon as possible the transactions contemplated hereby.

(b) Access to Records and Properties.  Sellers shall (i) provide Purchaser and its Related Persons reasonable access upon reasonable notice to the facilities, offices and personnel of Sellers and to the books and records of Sellers, related to the Business or the Acquired Assets or otherwise reasonably requested by Purchaser if reasonably necessary to comply with the terms of this Agreement or the Ancillary Agreements or any applicable Law, including access to perform field examinations and inspections of inventories, facilities and equipment of the Business; (ii) furnish Purchaser with such financial and operating data and other information with respect to the condition (financial or otherwise), businesses, assets, properties or operations of Sellers as Purchaser shall reasonably request; and (iii) permit Purchaser to make such reasonable inspections and copies thereof as Purchaser may require; provided, however, that Purchaser shall use commercially reasonable efforts to prevent any such inspection from unreasonably interfering with the operation of the Business or the duties of any employee of Sellers; provided, further, that nothing herein shall constitute a waiver of Sellers’ rights to seek an order of the Bankruptcy Court authorizing Sellers to abandon, destroy or otherwise dispose of any Excluded Assets in Sellers’ bankruptcy estates after providing prior written notice thereof to Purchaser as set forth in Section 12.7.

(c) Disclosure Schedules and Supplements.  Sellers shall notify Purchaser of, and shall supplement or amend the disclosure schedules (the "Schedules") to this Agreement with respect to, any matter that (i) arises after the Execution Date and that, if existing or occurring at or prior to such delivery of the Schedules, would have been required to be set forth or described in the Schedules to this Agreement or (ii) makes it necessary to correct any information in the Schedules to this Agreement or in any representation and warranty of Sellers that has been rendered inaccurate thereby.  Each such notification and supplementation, to the extent known, shall be made no later than five (5) Business Days after discovery thereof and no later than three (3) days before the date set for the Closing by the parties.  No such supplement or amendment to the Schedules to this Agreement shall be deemed to cure any inaccuracy of any representation or warranty made in this Agreement.

(d) Conduct of Business Prior to Closing.  Except as expressly contemplated by this Agreement or with Purchaser's prior written consent (which consent may be withheld for any reason or no reason at all), and except to the extent expressly required under the DIP Credit Agreement, the Bankruptcy Code, other applicable Law or any ruling or order of the Bankruptcy Court:

(i) Sellers shall not take any action that would constitute or result in an Event of Default (as defined therein) under the DIP Credit Agreement;

(ii) Sellers shall not directly or indirectly sell or otherwise transfer, or offer, agree or commit (in writing or otherwise) to sell or otherwise transfer, any of the Acquired Assets other than the sale of Inventory in the ordinary course of business or the use of cash collateral in accordance with the DIP Credit Agreement or the DIP Orders;

(iii) Sellers shall not permit, offer, agree or commit (in writing or otherwise) to permit, any of the Acquired Assets to become subject, directly or indirectly, to any Lien, Claim, Interest or Encumbrance, except for Permitted Liens and Liens granted in connection with the DIP Credit Agreement;

(iv) Sellers shall not enter into any transaction or take any other action that could be reasonably expected to cause or constitute a breach of any representation or warranty made by Sellers in this Agreement;

(v) Sellers shall notify Purchaser promptly in writing of any Material Adverse Effect;

(vi) Sellers shall not make any promise or representation, oral or written, or otherwise, (1) to increase the annual level of compensation payable or to become payable by Sellers to any of their directors or Business Employees, (2) to grant, or establish or modify any targets, goals, pools or similar provisions in respect of, any bonus, benefit or other direct or indirect compensation to or for any director or Business Employee, or increase the coverage or benefits available under any (or create any new) Employee Benefit Plan, or (3) to enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) to which any Seller is a party or involving a director or Business Employee of Sellers, except, in each case, as required by Law, or as required by any plans, programs or agreements existing on the Execution Date and disclosed on Schedule 4.9;

(vii) Sellers shall comply in all material respects with all Laws applicable to them or having jurisdiction over the Business or any Acquired Asset;

(viii) Sellers shall not enter into any Contract material to Sellers (taken as a whole) to which any Seller is a party or by which it is bound and that are used in or related to the Business or the Acquired Assets or assume, amend, modify or terminate any Contract to which any Seller is a party or by which it is bound and that are used in or related to the Business or the Acquired Assets (including any Assigned Contract);

(ix) Sellers shall not cancel or compromise any material debt or claim or waive or release any material right of Sellers that constitutes an Acquired Asset;

(x) Sellers shall not enter into any commitment for capital expenditures except as set forth in the Budget;

(xi) Sellers shall not terminate, amend or modify in any manner any lease for Leased Property;

(xii) Sellers shall use commercially reasonable efforts to (1) conduct the Business in substantially the same manner as conducted as of the date of this Agreement and only in the ordinary course, (2) preserve the existing business organization and management of the Business intact, (3) keep available the services of the current officers and employees of the Business, to the extent reasonably feasible, (4) maintain the existing relations with customers, distributors, suppliers, creditors, business partners, employees and others having business dealings with the Business, to the extent reasonably feasible, and (5) refrain from changing in any material respect any of their product prices or pricing policies (e.g., discount policies) for any of their products except as shall be necessary to meet competition or customer requirements;

(xiii) Sellers shall at all times maintain, preserve and protect all of their material Intellectual Property, and preserve all the remainder of their material property, in use or useful in the conduct of the Business and keep the same in good repair, working order and condition (taking into consideration ordinary wear and tear) and from time to time make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices, so that the business carried on in connection therewith may be properly and advantageously conducted at all times; and

(xiv) Sellers shall not take, or agree, commit or offer (in writing or otherwise) to take, any actions in violation of the foregoing.

6.2 Pre-Closing Covenants of Purchaser.  Purchaser covenants to Sellers that, during the period from the Execution Date through and including the Closing or the earlier termination of this Agreement:

(a) Cooperation.  Purchaser shall take, or cause to be taken, all commercially reasonable actions and to do, or cause to be done, all things necessary or proper, consistent with applicable Law, to consummate and make effective as soon as possible the transactions contemplated hereby; provided, that the foregoing shall not require Purchaser to participate in the Auction.

(b) Adequate Assurances Regarding Assigned Contracts and Required Orders. With respect to each Assigned Contract, Purchaser shall provide adequate assurance of the future performance of such Assigned Contract by Purchaser.  Purchaser shall take such actions as may be reasonably requested by Sellers to assist Sellers in obtaining the Bankruptcy Court's entry of the Bankruptcy Sale Order and any other order of the Bankruptcy Court reasonably necessary to consummate the transactions contemplated by this Agreement.

(c) Sufficient Funds.  Purchaser shall ensure that, on the Closing Date, Purchaser will have sufficient funds to pay Cure Amounts respecting the Assigned Contracts and all of its fees and expenses incurred in connection with the transactions contemplated hereby.

(d) Permits.  Purchaser shall use commercially reasonable efforts to cooperate with Sellers to obtain or consummate the transfer to Purchaser of any Permit required to own or operate the Acquired Assets under applicable Laws.

6.3 Other Covenants of Sellers and Purchaser.

(a) Personally Identifiable Information.  Purchaser shall honor and observe, in connection with the transactions contemplated by this Agreement, any and all policies of Sellers in effect on the Petition Date prohibiting the transfer of personally identifiable information about individuals and otherwise comply with the requirements of Section 363(b)(l)(A) of the Bankruptcy Code.

(b) Access to Records after Closing.  Following Closing, Purchaser and Sellers agree to permit their respective representatives to have access, at reasonable times and in a manner so as not to unreasonably interfere with their normal business operations, to the books and records acquired pursuant to this Agreement so as to enable Purchaser and Sellers to prepare Tax, financial or court filings or reports, to respond to court orders, subpoenas or inquiries, investigations, audits or other proceedings of Governmental Authorities, and to prosecute and defend legal actions or for other like purposes.  If either party desires to dispose of any such records, such party shall, prior to such disposition, provide the other party with a reasonable opportunity to remove such of the records to be disposed of at the removing party's expense.

6.4 Employment Covenants and Other Undertakings.

(a) Employees.  Purchaser shall have the right, but not the obligation, to employ or engage as contractors any or all of the Business Employees as Purchaser determines in its sole and absolute discretion.  The terms of employment offered to any Business Employees (including compensation and benefits) shall be determined by Purchaser in its sole and absolute discretion.  Any Business Employees actually employed by Purchaser are referred to herein as "Transferred Employees."  Purchaser shall deliver a list of the Business Employees it intends to hire no later than five (5) days prior to the hearing to approve the Bankruptcy Sale Order.  Immediately prior to the Closing, the employment of all of the Transferred Employees shall be terminated by the applicable Seller.  Sellers shall deliver to Purchaser on or before the Closing Date all personnel files and employment records relating to the Transferred Employees (including completed I-9 forms and attachments with respect to all Transferred Employees, except for such employees as Sellers certify in writing are exempt from such requirement).

(b) Purchaser Employee Benefit Plans.  At Closing, Purchaser shall make available or establish one or more employee benefit plans for the Transferred Employees and their dependents.  Purchaser shall credit (i) each Transferred Employee with his or her service with Sellers, to the same extent such service would have been credited had such service been with Purchaser, and (ii) the Transferred Employees with all service recognized by Sellers under employee plans as service with Purchaser for purposes of eligibility to participate and vesting under all employee benefit plans, programs and policies of Purchaser, whether now existing or hereafter adopted (the "Purchaser Plans").  The Purchaser shall waive any coverage waiting period, pre-existing condition and actively-at-work requirements that have been satisfied under corresponding plans of Sellers and shall provide that any eligible expenses incurred before the Closing Date by a Transferred Employee (and his or her dependents) during the calendar year of the Closing and disclosed to Purchaser by such Transferred Employee shall be taken into account for purposes of satisfying the applicable deductible, coinsurance and maximum out-of-pocket provisions, and applicable annual and/or lifetime maximum benefit limitations of Purchaser Plans.  Nothing in this Section 6.4 or any other provision of this Agreement shall be construed to modify, amend, or establish any benefit plan, program or arrangement or in any way affect the ability of the parties hereto or any other Person to modify, amend or terminate any of its benefit plans, programs or arrangements.

(c) Sellers Employee Benefit Plans.  Sellers shall retain (i) all Liabilities and obligations in respect of their past, present and future employees under applicable Laws and (ii) all Liabilities and obligations under any "employee benefit plan" within the meaning of Section 3(3) of ERISA and any other employee benefit plan or program maintained or contributed to by a Seller or any ERISA Affiliate, including any Employee Benefit Plans, and Purchaser shall have no Liability or obligation whatsoever under the Employee Benefit Plans nor shall Purchaser assume the sponsorship of the Employee Benefit Plans.

(d) Other Obligations.  Except as otherwise required by Law, specified in this Agreement, or otherwise agreed in writing by Purchaser and/or its Affiliates, neither Purchaser nor its Affiliates shall be obligated to provide any severance, separation pay, or other payments or benefits, including any key employee retention payments, to any employee of Sellers on account of any termination of such employee's employment on or before the Closing Date, and such benefits (if any) shall remain obligations of Sellers.

(e) Forms W-2 and W-4.  Sellers and Purchasers shall adopt the "standard procedure" for preparing and filing IRS Forms W-2 (Wage and Tax Statements) and Forms W-4 (Employee's Withholding Allowance Certificate) regarding the Transferred Employees. Under this procedure, Sellers shall keep on file all IRS Forms W-4 provided by the Transferred Employees for the period required by applicable law concerning record retention and Purchasers will obtain new IRS Forms W-4 with respect to each Transferred Employee.

(f) No Right to Continued Employment.  Nothing contained in this Agreement shall confer upon any Transferred Employee any right with respect to continuance of employment by Purchaser, nor shall anything herein interfere with the right of Purchaser to terminate the employment of any Transferred Employees at any time, with or without notice, or restrict Purchaser, in the exercise of its business judgment in modifying any of the terms or conditions of employment of the Transferred Employees after the Closing.

(g) Employee Communications. To the extent permitted by applicable Law and/or any contractual obligations of Sellers relating to the confidentiality of information concerning or relating to any Business Employee, Sellers shall, prior to making any written or oral communications to any Business Employee pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, provide Purchaser with a copy of the intended communication.

6.5 Non-Assignment of Contracts.  Notwithstanding anything herein to the contrary, this Agreement shall not constitute an agreement to assign any Assigned Contract or any Permit, if, notwithstanding the provisions of Sections 363 and 365 of the Bankruptcy Code, an attempted assignment thereof, without the consent of any other Person party thereto, would constitute a breach thereof or in any way negatively affect the rights of Purchaser (unless the restrictions on assignment would be rendered ineffective pursuant to Sections 9-406 through 9-409, inclusive, of the Uniform Commercial Code, as amended), as the assignee of such Assigned Contract or Permit, as the case may be, thereunder.  If, notwithstanding the provisions of Sections 363 and 365 of the Bankruptcy Code, such consent or approval is required but not obtained, neither Sellers nor Purchaser shall be in breach of this Agreement nor shall the Purchase Price be adjusted or the Closing delayed, provided that Sellers shall cooperate with Purchaser without further consideration, in any reasonable arrangement designed to provide Purchaser with all of the benefits of or under any such Assigned Contract or Permit, including but not limited to enforcement for the benefit of Purchaser of any and all rights of Sellers against any Person party to the Assigned Contract or Permit arising out of the breach or cancellation thereof by such Person; provided, however, that after Closing, Purchaser shall be responsible for all payment and other obligations under, and for all costs of enforcing rights under, such Assigned Contract or Permit to the same extent as if such Assigned Contract or Permit had been assigned.  Any assignment to Purchaser of any Assigned Contract or Permit that shall, notwithstanding the provisions of Sections 363 and 365 of the Bankruptcy Code, require the consent or approval of any Person for such assignment as aforesaid shall be made subject to such consent or approval being obtained.  For the avoidance of doubt, nothing in this Section 6.5, shall be deemed to alter any rights of the Purchaser under Section 11.1(c)(ix) of this Agreement.

6.6 Casualty.  If, between the date of this Agreement and the Closing, any of the Acquired Assets shall be destroyed or damaged in whole or in part by fire, earthquake, flood, other casualty or any other cause ("Casualty"), then Purchaser shall have the option to: (a) acquire such Acquired Assets on an "as is" basis and take an assignment from Sellers of all insurance proceeds payable to Sellers in respect of the Casualty, or (b) in the event that the Casualty has a Material Adverse Effect, terminate this Agreement and the transactions contemplated hereby.

6.7 Name Change.  At Closing, Sellers will deliver to Purchaser a duly and properly authorized and executed evidence (in form and substance satisfactory to Purchaser) as to the amendment of such Sellers' organizational documents (collectively, the "Organizational Amendments") changing each Seller's name to another name which does not include the words "Applied Solar", “Open Energy”, "Solar", “Energy” or any of the names set forth on the signature pages to this Agreement.

Upon the Closing, each Seller hereby irrevocably authorizes Purchaser to file the Organizational Amendments with the applicable Secretary of State of each Seller's jurisdiction of formation and in each State in which each such Seller is qualified to do business on each such Seller's behalf.  Furthermore, after the Closing, each Seller shall discontinue the use of its current name (and any other trade names currently utilized by any of Sellers) and shall not subsequently change its name to or otherwise use or employ any name which includes the words "Applied Solar", “Open Energy”, "Solar", “Energy” without the prior written consent of Purchaser; provided, that, during the 180-day period following the Closing Date, a Seller may use the words “(formerly Applied Solar, Inc.)” or “(formerly Solar Communities I, LLC)”, as applicable, in connection with use of its new corporate name.  Except as provided in the immediately preceding sentence, from and after the Closing, each of Sellers covenants and agrees not to use or otherwise employ any of the trade names, corporate names, dba's or similar Intellectual Property rights utilized by any of Sellers in the conduct of the Business, which rights shall be included in the Acquired Assets purchased hereunder.

ARTICLE VII
TAXES

7.1 Taxes Related to Purchase of Acquired Assets.  All Taxes, including all state and local Taxes in connection with the transfer of the Acquired Assets, and all recording and filing fees (collectively, "Transaction Taxes"), that are imposed by reason of the sale, transfer, assignment and delivery of the Acquired Assets shall be borne by Purchaser.  Purchaser and Sellers shall cooperate to (a) determine the amount of Transaction Taxes payable in connection with the transactions contemplated under this Agreement, (b) provide all requisite exemption certificates, and (c) prepare and file any and all required Tax Returns for or with respect to such Transaction Taxes with any and all appropriate taxing authorities.

7.2 Waiver of Bulk Sales Laws.  To the greatest extent permitted by applicable Law, Purchaser and Sellers hereby waive compliance by Purchaser and Sellers with the terms of any bulk sales or similar Laws in any applicable jurisdiction in respect of the transactions contemplated by this Agreement. Purchaser shall indemnify Sellers from and hold Sellers harmless from and against any Liabilities, damages, costs and expenses (including reasonable attorneys' fees) resulting from or arising out of (i) the parties' failure to comply with any such bulk sales Laws in respect of the transactions contemplated by this Agreement or (ii) any action brought or levy made as a result thereof.  The Bankruptcy Sale Order shall exempt Sellers and Purchaser from compliance with any such Laws.

ARTICLE VIII
BANKRUPTCY COURT MATTERS

8.1 Motions.  Sellers shall file with the Bankruptcy Court, within one (1) Business Day after the later of the execution and delivery of this Agreement or the commencement of the Bankruptcy Case, a motion or motions (the "Motion") seeking the Bankruptcy Court's approval of the Bidding Procedures Order and the Bankruptcy Sale Order.  Sellers shall affix a true and complete copy of this Agreement to the Motion filed with the Bankruptcy Court.  The Motion shall request, among other things, (i) the scheduling of the date for the Auction to be commenced no later than October 8, 2009, and the Sale Hearing not more than one (1) Business Day following the completion of the Auction, (ii) the entry of the Bidding Procedures Order in all material respects on the terms set forth in Exhibit C and (iii) the entry of the Bankruptcy Sale Order in all material respects on the terms set forth in Exhibit B.

8.2 Assigned Contracts.  Sellers shall serve on all counterparties to those Contracts which may be designated as Assigned Contracts pursuant to Section 2.5 a notice specifically stating that Sellers are or may be seeking the assumption and assignment of the Assigned Contracts and shall notify such parties of the deadline for objecting to the Cure Amounts, which deadline shall not be less than five days prior to the Auction.  In cases in which Sellers are unable to establish that a default exists, the relevant Cure Amount shall be set at $0.00.  The Motion shall reflect Purchaser's agreement to perform from and after the Closing under the Assigned Contracts, which, subject to Court approval shall be the only adequate assurance of future performance necessary to satisfy the requirements of Section 365 of the Bankruptcy Code in respect of the assignment to Purchaser of such Assigned Contracts.

8.3 Procedure.  To the extent practicable under the circumstances, Sellers shall provide Purchaser with drafts of any and all pleadings and proposed orders to be filed or submitted in connection with this Agreement for Purchaser's prior review and comment and shall to the extent that such comments relate to the Acquired Assets cooperate with Purchaser to make reasonable changes.  Sellers agree to diligently prosecute the entry of the Bankruptcy Sale Order.  In the event the entry of the Bankruptcy Sale Order shall be appealed, Sellers and Purchaser shall use their respective reasonable efforts to defend such appeal.  Notwithstanding the foregoing, any resulting changes to this Agreement or any Ancillary Agreement or any resulting changes to the Orders shall be subject to Purchaser's approval in its sole discretion.

8.4 Purchaser Protections.  Sellers shall pay to Purchaser the Expense Reimbursement pursuant to the terms and conditions set forth in Section 11.3 hereof.

ARTICLE IX
CONDITIONS PRECEDENT TO PERFORMANCE BY THE PARTIES

9.1 Conditions Precedent to Performance by Sellers.  The obligation of Sellers to consummate the transactions contemplated by this Agreement is subject to the fulfillment, at or before the Closing, of the following conditions, any one or more of which (other than the conditions contained in Section 9.1(c) and Section 9.1(d)) may be waived by Sellers, in their sole discretion:

(a) Representations and Warranties of Purchaser.  The representations and warranties of Purchaser made in this Agreement that are qualified by a materiality standard, in each case, shall be true and correct in all respects on and as of the Closing Date, and the representations and warranties of Purchaser made in this Agreement that are not qualified by a materiality standard, in each case, shall be true and correct in all material respects on and as of the Closing Date.

(b) Performance of the Obligations of Purchaser.  Purchaser shall have performed in all material respects all obligations required under this Agreement or any Ancillary Agreement to which it is party that are to be performed by it on or before the Closing Date (except with respect to any obligations qualified by materiality, which obligations shall be performed in all respects as required under this Agreement).

(c) Bankruptcy Court Approval.  The Bankruptcy Sale Order shall have been entered and shall not be subject to a stay.

(d) No Violation of Orders.  No preliminary or permanent injunction or other order of any court or Governmental Authority or Law that prevents the consummation of the transactions contemplated hereby shall be in effect.

(e) Bidding Procedures Order.  The Bidding Procedures Order shall have been entered in the Bankruptcy Case.

(f) Assumption, Sale and Assignment of Contracts.  Subject to Section 6.5, the Assignable Contracts designated hereunder as Assigned Contracts shall be so assumed, sold and assigned to Purchaser by order of the Bankruptcy Court.

For avoidance of doubt, there shall be no conditions precedent to Sellers' obligation to consummate the transactions contemplated by this Agreement, except for those conditions precedent specifically set forth in this Section 9.1.

9.2 Conditions Precedent to the Performance by Purchaser.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing, of the following conditions, any one or more of which (other than the conditions contained in Section 9.2(c) and Section 9.2(d), except as expressly provided therein) may be waived by Purchaser, in its sole discretion:

(a) Representations and Warranties of Sellers.  The representations and warranties of Sellers made in this Agreement that are qualified by a materiality standard, in each case, shall be true and correct in all respects on and as of the Closing Date, and the representations and warranties of Purchaser made in this Agreement that are not qualified by a materiality standard, in each case, shall be true and correct in all material respects on and as of the Closing Date.

(b) Performance of the Obligations of Sellers.  Sellers shall have performed in all material respects all obligations required under this Agreement or any Ancillary Agreement to which each of them is party that are to be performed by them on or before the Closing Date (except with respect to any obligations qualified by materiality, which obligations shall be performed in all respects as required under this Agreement).

(c) Bankruptcy Court Approval.  The Bankruptcy Sale Order shall have been entered and shall not be subject to a stay and the Bankruptcy Court shall have provided such other relief as may be necessary or appropriate to allow the consummation of the transactions contemplated by this Agreement.  The Bankruptcy Sale Order shall have become a final and nonappealable order, unless this condition has been waived in writing by Purchaser in its sole discretion.

(d) No Violation of Orders.  No preliminary or permanent injunction or other order of any court or Governmental Authority or Law that prevents the consummation of the transactions contemplated hereby shall be in effect.

(e) Credit Bid Approval.  The Bankruptcy Court shall have entered an order, binding on all parties in interest in the Bankruptcy Case (which order may be the Bankruptcy Sale Order) unconditionally allowing, authorizing and approving the credit bid by Purchaser contemplated by this Agreement pursuant to Section 363(k) of the Bankruptcy Code of (i) a Claim by Purchaser in the Bankruptcy Case in an amount equal to the Obligations and (ii) a Claim by Purchaser in the Bankruptcy Case in an aggregate amount equal to the Expense Reimbursement.

(f) Bidding Procedures Motion.  The Bidding Procedures Motion in form and substance acceptable to Purchaser in its sole discretion shall have been filed in the Bankruptcy Case.

(g) Bidding Procedures Order.  The Bidding Procedures Order in form and substance acceptable to Purchaser in its sole discretion shall have been entered in the Bankruptcy Case.

(h) Material Adverse Effect.  There shall not have occurred a Material Adverse Effect.

(i) Assumption, Sale and Assignment of Contracts.  Subject to Section 6.5, the Assignable Contracts designated hereunder as Assigned Contracts, including the Suntech Agreements, shall be so assumed, sold and assigned to Purchaser by order of the Bankruptcy Court in form and substance reasonably satisfactory to Purchaser.

For avoidance of doubt, there shall be no conditions precedent to Purchaser's obligation to consummate the transactions contemplated by this Agreement, except for those conditions precedent specifically set forth in this Section 9.2.

ARTICLE X
CLOSING AND DELIVERIES

10.1 Closing.  The consummation and effectuation of the transactions contemplated hereby pursuant to the terms and conditions of this Agreement (the "Closing") shall be held two (2) Business Days after the date that all conditions to the parties' obligations to consummate the transactions contemplated herein have been satisfied (the "Closing Date") (except for closing conditions that by their terms can only be satisfied on the Closing Date) or, if applicable, waived by the appropriate party or parties, at 10:00 a.m., local time, in the at the offices of Morris, Nichols, Arsht & Tunnell LLP, 1201 North Market Street, 18th Floor, Wilmington, Delaware 19801, or on such other date or at such other place and time as may be mutually agreed to in writing by the parties.  All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

10.2 Sellers' Deliveries.  At the Closing:

(a) the sale, transfer, assignment, conveyance and delivery by Sellers of the Acquired Assets to Purchaser shall be effected by the execution and delivery by Sellers of (i) the Bill of Sale, (ii) the Assignment and Assumption Agreement, and (iii) such other Ancillary Agreements (including special or limited warranty deeds, additional bills of sale, endorsements, assignments and other instruments of transfer and conveyance) as requested by Purchaser in form and substance reasonably satisfactory to Purchaser;

(b) Sellers shall deliver all keys to the Leased Property that are included in the Acquired Assets, combinations to any safes thereon and passwords for all computers thereon and any security devices therein;

(c) Sellers shall deliver an officer's certificate, duly executed by an officer of Sellers, certifying the matters set forth in Section 9.2(a) and Section 9.2(b), in form and substance satisfactory to Purchaser;

(d) Each Seller shall deliver a non-foreign affidavit dated as of the Closing Date in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code so that Purchaser is exempt from withholding any portion of the Purchase Price;

(e) Sellers shall deliver possession of the Acquired Assets;

(f) Sellers shall deliver duly and properly authorized and executed Organizational Amendments; and

(g) Sellers shall deliver a certified copy of the Bankruptcy Sale Order.

10.3 Purchaser's Deliveries.  At the Closing,

(a) Purchaser shall credit the Purchase Price against the Obligations and shall deliver the Cash Proceeds to or for the account of Sellers;

(b) Purchaser shall execute and deliver to Sellers the Assignment and Assumption Agreement; and

(c) Purchaser shall execute and deliver to Sellers such other instruments of assignment and assumption of Assigned Contracts reasonably satisfactory in form and substance to Sellers.

ARTICLE XI
TERMINATION

11.1 Conditions of Termination.  This Agreement may be terminated only in accordance with this Section 11.1, this Agreement may be terminated at any time before the Closing as follows:

(a) by mutual written consent of Sellers and Purchaser;

(b) automatically and without any action or notice by either Sellers to Purchaser, or Purchaser to Sellers, immediately upon:

(i) the issuance of a final and nonappealable order, decree, or ruling or any other action by a Governmental Authority to restrain, enjoin or otherwise prohibit the transfer of the Acquired Assets contemplated hereby;

(ii) approval by the Bankruptcy Court of an Alternate Transaction;

(iii) acceptance by Sellers of an Alternate Transaction; or

(iv) Purchaser is not declared the winning bidder upon completion of the Auction.

(c) by Purchaser:

(i) if the Bidding Procedures Order shall not have been entered by August 10, 2009, unless agreed to in writing by Purchaser;

(ii) if the Auction has not concluded by October 8, 2009, unless agreed to in writing by Purchaser;

(iii) if the Bankruptcy Court has not entered the Bankruptcy Sale Order by October 13, 2009 (or such later date as Purchaser may have designated in writing to Sellers);

(iv) if there has been a material violation or breach by any Seller of any material representation, warranty or covenant contained in this Agreement which (x) has rendered the satisfaction of any condition to the obligations of Purchaser impossible or is not curable or, if curable, has not been cured within five (5) Business Days following receipt by Sellers of written notice of such breach from Purchaser, and (y) has not been waived by Purchaser;

(v) at any time after October 17, 2009, if the Closing shall not have occurred and such failure to close is not caused by or the result of Purchaser's breach of this Agreement;

(vi) if, prior to the Closing Date, Sellers’ Bankruptcy Case shall be converted into a case under Chapter 7 of the Bankruptcy Code or dismissed, or if a trustee or examiner with expanded powers is appointed in the Bankruptcy Case;

(vii) if the Purchaser's obligations under the DIP Credit Agreement are terminated;

(viii) if either of the interim or final order authorizing and approving the DIP Credit Agreement has not been entered within the time periods set forth therein, unless agreed to in writing by Purchaser; or

(ix) if there shall be excluded from the Acquired Assets any Assigned Contract that is not assignable or transferable pursuant to the Bankruptcy Code or otherwise without the consent of any Person other than Sellers, to the extent that such consent shall not have been given prior to the Closing and such Assigned Contract shall, in the opinion of Purchaser in its absolute discretion, prevent them from effectively operating the Business;

(x) if Sellers disclose, or Purchaser otherwise discovers, the existence of a Material Adverse Effect; or

(xi) if Purchaser so elect in writing pursuant to Section 6.6 hereof.

(d) by Sellers, if there has been a material violation or breach by Purchaser of any agreement or any representation or warranty contained in this Agreement which (i) has rendered the satisfaction of any condition to the obligations of Sellers impossible or is not curable or, if curable, has not been cured within five (5) Business Days following receipt by Purchaser of written notice of such breach from Sellers, and (ii) has not been waived by Sellers.

11.2 Effect of Termination.  In the event of termination pursuant to Section 11.1, this Agreement shall become null and void and have no effect and neither party shall have any Liability to the other (other than those provisions of Section 6.6, Article 11 and Article 12 that expressly survive termination or obligations to be performed on or after the Closing), except that Purchaser or Sellers shall be liable to the other party for any damages suffered by such party on account of any prior material or willful breach hereof by Purchaser or Sellers, as applicable.

11.3 Expense Reimbursement.

(a) If this Agreement is terminated pursuant to Section 11.1(b) or Section 11.1(c), then Purchaser shall be deemed to have earned the Expense Reimbursement.  The Expense Reimbursement shall be paid in cash, without further order of the Bankruptcy Court, immediately following Sellers receipt of notice of termination pursuant to Section 11.1(b) or Section 11.1(c).

(b) The Expense Reimbursement shall be a super-priority administrative expense priority obligation under Section 364(c)(1) of the Bankruptcy Code with priority over all expenses of the kind specified in Sections 503(b) and 507(b) of the Bankruptcy Code, subject to any super-priority claims of Sellers' post-petition lenders.

(c) Sellers hereby acknowledge that the obligation to pay the Expense Reimbursement (to the extent due hereunder) shall survive the termination of this Agreement, and shall have super-priority administrative status against Sellers and their respective estates.

ARTICLE XII
MISCELLANEOUS

12.1 Survival.  No representations, warranties, covenants and agreements of Sellers and Purchaser made in this Agreement shall survive the Closing Date except where, and only to the extent that, the terms of any such covenant or agreement expressly provide for obligations extending after the Closing.

12.2 Further Assurances.  At the request and the sole expense of the requesting party, Purchaser or Sellers, as applicable, shall execute and deliver, or cause to be executed and delivered, such documents as Purchaser or Sellers, as applicable, or their respective counsel may reasonably request to effectuate the purposes of this Agreement and the Ancillary Agreements.

12.3 Successors and Assigns.

(a) Purchaser shall have the right to assign to an Affiliate any of its rights or obligations in whole or in part (including the right to acquire any of the Acquired Assets).  In the event of any assignment pursuant to this Section 12.3(a), Purchaser shall not be relieved of any Liability or obligation hereunder.

(b) Purchaser shall have the right to assign this Agreement or any of its rights or obligations hereunder as collateral to any lender of Purchaser, and Sellers will sign a consent with respect thereto if so requested by Purchaser or its lender; provided, however, that no such assignment shall relieve Purchaser of its obligations to Sellers hereunder.

(c) Sellers shall not assign this Agreement or any of their rights or obligations hereunder and any such assignment shall be void and of no effect.  This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto, including any trustee appointed in any of the Bankruptcy Case or subsequent Chapter 7 cases and Sellers, if the Bankruptcy Case is dismissed.

12.4 Governing Law; Jurisdiction.  This Agreement shall be construed, performed and enforced in accordance with, and governed by, the Laws of the State of Delaware (without giving effect to the principles of conflicts of Laws thereof), except to the extent that the Laws of such State are superseded by the Bankruptcy Code or other applicable federal Law.  For so long as Sellers are subject to the jurisdiction of the Bankruptcy Court, the parties irrevocably elect, as the sole judicial forum for the adjudication of any matters arising under or in connection with the Agreement, and consent to the exclusive jurisdiction of, the Bankruptcy Court.  After Sellers are no longer subject to the jurisdiction of the Bankruptcy Court, the parties irrevocably elect, as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent to the jurisdiction of, any state or federal court having competent jurisdiction in Delaware.

12.5 Expenses.  Except as otherwise provided in this Agreement, each of the parties shall pay their own expenses in connection with this Agreement and the transactions contemplated hereby, including any legal and accounting fees and commissions or finder's fees, whether or not the transactions contemplated hereby are consummated.  Purchaser shall pay the cost of all surveys, title insurance policies and title reports ordered by Purchaser.

12.6 Severability.  In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable and the application of any provision so substituted, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of (a) the Execution Date and (b) the date this Agreement was last amended.

12.7 Notices.

(a) All notices, requests, demands, consents and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service, if served personally on the party to whom notice is to be given; (ii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service addressed to the party to whom notice is to be given, if served via Federal Express or similar overnight courier or Express Mail service; (iii) on the date sent by facsimile, with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next Business Day; or (iv) on the third day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to Sellers:	c/o Applied Solar, Inc.
3560 Dunhill Street
San Diego, California 92121
Attn: Dalton Sprinkle, Esq.
Fax: (858) 909-4099

with copy to (which shall not constitute notice):

Cross & Simon, LLC
913 North Market Street, 11th Floor
Wilmington, Delaware 19801
Attn:  Christopher P. Simon, Esq.
Fax:  (302) 777-4224

If to Purchaser:	Quercus APSO, LLC
1835 Newport Boulevard
A109 - PMB 467
Costa Mesa, California 92627
Attn: David Gelbaum
Fax: (949) 631-2325

with copy to (which shall not constitute notice):

The Law Offices of Joseph P. Bartlett, P.C.
1900 Avenue of the Stars, 19th Floor
Los Angeles, California 90067
Attn: Joseph P. Bartlett, Esq.
Fax: (310) 388-1055

and

Morris, Nichols, Arsht & Tunnell LLP
1201 North Market Street, 18th Floor
Wilmington, Delaware 19801
Attn: David L. Hamilton and Gregory W. Werkheiser
Fax: (302) 658-3989

(b) Any party may change its address or facsimile number for the purpose of this Section 12.7 by giving the other parties written notice of its new address in the manner set forth above.

12.8 Amendments; Waivers.  This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by Purchaser and Sellers, or in the case of a waiver, by the party waiving compliance.  Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be or construed as a furthering or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

12.9 Entire Agreement.  This Agreement and the other Ancillary Agreements contain the entire understanding between the parties with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions.

12.10 Seller Disclosures.  After notice to and consultation with Purchaser, Sellers shall be entitled to disclose, if required by applicable Law or by order of the Bankruptcy Court, this Agreement and all information provided by Purchaser in connection herewith to the Bankruptcy Court, the United States Trustee, parties in interest in Sellers' Chapter 11 cases and other Persons bidding on assets of Sellers. Other than statements made in the Bankruptcy Court (or in pleadings filed therein) or as required by applicable law, including applicable federal and state securities laws, Sellers shall not issue (prior to, on or after the Closing) any press release or make any public statement or public communication with respect to the Agreement or transactions contemplated thereby without the prior written consent of Purchaser, which shall not be unreasonably withheld or delayed.

12.11 Headings.  The article and section headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12.12 Electronic Delivery; Counterparts.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in one or more counterparts, all of which shall constitute one and the same instrument.  Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .peg or similar attachment to electronic mail (any such delivery, an "Electronic Delivery") shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  At the request of any party hereto, each other party hereto or thereto shall re-execute the original form of this Agreement and deliver such form to all other parties.  No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

12.13 Waiver of Jury Trial.  EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LITIGATION, ACTION, PROCEEDING, CROSS-CLAIM, OR COUNTERCLAIM IN ANY COURT (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH (i) THIS AGREEMENT OR THE VALIDITY, PERFORMANCE, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF OR (ii) THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, AUTHORIZATION, EXECUTION, DELIVERY, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.  EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS.  EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH LEGAL COUNSEL OF ITS OWN CHOOSING, OR HAS HAD AN OPPORTUNITY TO DO SO, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS, HAVING HAD THE OPPORTUNITY TO CONSULT WITH LEGAL COUNSEL.  THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS, OR MODIFICATIONS TO THIS AGREEMENT.  IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT WITHOUT A JURY.

12.14 General Release.  Effective upon the Closing, each Seller, on behalf of itself and its estate, acknowledges that it has no claim, counterclaim, setoff, recoupment, action or cause of action of any kind or nature whatsoever (including, for the avoidance of doubt, actions for avoidance, subordination or recharacterization of any of Purchaser's pre-Petition Date Claims, Encumbrances, and Liens) against Purchaser, Quercus and any of their Related Persons, that directly or indirectly arise out of, are based upon, or in any manner are connected with (i) the pre-Petition Date agreements to which Purchaser, Quercus (or their Affiliates) and any of Sellers were parties and all transactions referred to in such agreements, or (ii) the acquisition by Purchaser of Claims and Liens in and against Sellers (jointly, the "Released Claims").  Should any Released Claims nonetheless exist, each Seller, on behalf of itself and its estate, hereby (i) releases and discharges the Purchaser, Quercus and their Related Persons from any Liability whatsoever on such Released Claims and (ii) releases, waives and discharges all such Released Claims against the Purchaser, Quercus and their Related Persons.

The Released Claims include claims of Sellers and their bankruptcy estates that Sellers do not know or suspect to exist at the time of the release, which if known, might have affected Sellers' decision to enter into the release.  The Sellers and their bankruptcy estates shall be deemed to waive any and all provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person’s release of unknown claims.  Specifically, the Sellers and their bankruptcy estates shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which states that:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR;

The Sellers and their bankruptcy estates shall further be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code Section 1542.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

PURCHASER:

QUERCUS APSO, LLC

By:           _______________________
Name:      _______________________
Title:        _______________________

SELLERS:

APPLIED SOLAR, INC.

By:           _______________________
Name:      _______________________
Title:        _______________________

SOLAR COMMUNITIES I, LLC

By:           _______________________
Name:      _______________________
Title:        _______________________

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

Exhibit A

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT, dated as of _______ 2009 is made by and among Applied Solar, Inc., a Nevada corporation, and Solar Communities I, LLC, Delaware limited liability company (each, an “Assignor” and collectively, “Assignors”), and Quercus APSO, LLC, a Delaware limited liability company (“Assignee”).

RECITALS

WHEREAS, Assignee and Assignors entered into that certain Asset Purchase Agreement dated as of July 24, 2009 (the “Purchase Agreement”), pursuant to which Assignors have agreed to sell, and Assignee has agreed to purchase, the Acquired Assets; and

WHEREAS, the parties hereto desire to execute this Assignment and Assumption Agreement to further evidence the assignment from Assignors to Assignee of all of Assignors’ right, title and interest in, to and under the Assigned Contracts, and Assignee’s assumption of the Assumed Liabilities;

NOW, THEREFORE, in consideration of the foregoing and of the consideration set forth in the Purchase Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Purchase Agreement.

2.
Except as otherwise provided below, effective as of the date hereof (the “Effective Date”), each Assignor hereby sells, assigns, conveys and transfers to Assignee all rights, titles and interests of such Assignor in, to and under the Assigned Contracts.

3.
Elective as of the Effective Date, Assignee hereby assumes and agrees to be responsible for the payment, performance and discharge of the Assumed Liabilities and accepts the assignment of the Assigned Contracts.

4.
Upon the terms and subject to the conditions contained herein, the Assignors and Assignee agree (i) to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to effect, consummate, make effective, confirm or evidence transactions contemplated by this Assignment and Assumption Agreement, and (ii) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated by this Assignment and Assumption Agreement.

5.	This Assignment and Assumption Agreement will be binding from and after its execution upon Assignors and Assignee and their respective successors and assigns.

6.
To the extent any term, condition or provision of this Assignment and Assumption Agreement is in any way inconsistent with or in conflict with any term, condition or provision of the Purchase Agreement, the Purchase Agreement shall govern and control.

7.
This Assignment and Assumption Agreement may be executed in one or more counterparts, all of which shall constitute one and the same instrument. My such counterpart, to the extent delivered by means of an Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if, it were the original signed version thereof delivered in person.

8.
This Assignment and Assumption Agreement shall be construed, performed and enforced in accordance with, and governed by the Laws of the State of Delaware (without giving effect to the principles of conflicts of Laws thereof).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Assignment and Assumption Agreement as of the date first written above.

ASSIGNEE:

QUERCUS APSO, LLC

By:  ____________________________
Name::
Title:

ASSIGNORS:

APPLIED SOLAR, INC.

By:  ____________________________
Name:
Title:

SOLAR COMMUNITIES I, LLC

By:  ____________________________
Name:
Title:

 [SIGNATURE PAGE TO ASSIGNMENT AND ASSUMPTION AGREEMENT]

Exhibit B

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	)	Chapter 11
)
SOLAR COMMUNITIES I, LLC, et al.,1)
)
Debtors.	)
)
	)	Case No. 09-_____ ( )
)
	)	(Jointly Administered)
)

ORDER (A) APPROVING ASSET PURCHASE AGREEMENT AND
AUTHORIZING THE SALE OF SUBSTANTIALLY ALL OF THE
DEBTORS’ ASSETS OUTSIDE THE ORDINARY COURSE OF
BUSINESS; (B) AUTHORIZING THE SALE OF ASSETS FREE AND
CLEAR OF ALL LIENS, CLAIMS, ENCUMBRANCES AND
INTERESTS; (C) AUTHORIZING THE ASSUMPTION AND SALE
AND ASSIGNMENT OF CERTAIN EXECUTORY CONTRACTS AND
UNEXPIRED LEASES; AND ID) GRANTING RELATED RELIEF

Upon the motion (the “Sale Motion”) of Solar Communities I, LLC and Applied Solar, Inc., debtors and debtors in possession (together, the “Debtors”), for entry of an order (this “Order”), pursuant to sections 105, 363 and 365 of title 11 of the United States Code (the “Bankruptcy Code“) and Rules 2002, 6004, 6006 and 9014 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”) authorizing the Debtors to, inter alia, (i) enter into that certain asset purchase agreement, dated as of July 24, 2009, between Quercus APSO, LLC (the "Purchaser") and the Debtors in substantially the form attached as Exhibit 1 hereto (the “Agreement”);2 (ii) sell the Acquired Assets free and clear of all Liens, Claims, Encumbrances and Interests (defined herein), with such sale to be substantially in accordance with the terms and conditions of the
__________
1 The Debtors in these proceedings, along with the last four digits of each Debtor's federal tax identification number, are Solar Communities I, LLC (0150) and Applied Solar, Inc. (070). The Debtors' corporate headquarters and the service address for each Debtor is 3560 Dunhill Street, San Diego, California 92121.

2 Capitalized terms used, but not otherwise defined, herein shall have those meanings ascribed to them in the Agreement.

Agreement (the “Sale”); (iii) assume and assign certain executory contracts and unexpired leases to the Purchaser in connection with the Sale; and (iv) granting related relief, and this Court having entered an order, dated _________, 2009 (D.I.____) (the “Bid Procedures Order”), (a) authorizing the Debtors to conduct an Auction and (b) approving, inter alia, (i) procedures for an auction process to solicit competing bids in connection with the Auction (the “Bid Procedures”), (ii) the form and manner of notice of the Auction, Sale Hearing and the Assumption and Assignment Notice, (iii) procedures relating to the assumption and assignment of certain unexpired leases and executory contracts, including notice of proposed Cure Amounts and (iv) the Expense Reimbursement; and a hearing on the Sale Motion to approve the Sale having been held on  ____________ __, 2009 (the “Sale Hearing”); and the Court having jurisdiction to consider the Sale Motion and the relief requested therein in accordance with 28 §§ 157(b)(2) and 1334; and consideration of the Sale Motion, the relief requested therein, and the responses thereto being a core proceeding in accordance with 28 U.S.C. § 157(b); and the appearance of all interested parties and all responses and objections to the Sale Motion having been duly noted in the record of the Sale Hearing; and upon the record of the Sale Hearing, and all other pleadings and proceedings in this case, including the Sale Motion; and it appearing that the relief requested in the Sale Motion is in the best interests of the Debtors, their estates, their creditors and all other parties in interest; and after due deliberation and sufficient cause appearing therefor;

IT IS HEREBY FOUND, DETERMINED AND CONCLUDED THAT:3

A.            The findings and conclusions set forth herein constitute the Court's findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014.
B.            To the extent any of the following findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions of law constitute finding of fact, they are adopted as such.
C.            The Court has jurisdiction over this matter and over the property of the Debtors' estates, including the Acquired Assets to be sold, transferred or conveyed pursuant to the Agreement, and their respective estates pursuant to 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding pursuant to 28 U.S.C. § 157(6)(2). Venue of these chapter 11 cases and the Sale Motion in this district is proper pursuant to 28 U.S.C. §§ 1408 and 1409.
D.            The Acquired Assets constitute property of the Debtors' estates and title thereto is vested in the Debtors' estates within the meaning of section 541(a) of the Bankruptcy Code.
E.            The statutory predicates for the relief sought in the Sale Motion and the basis for the approvals and authorizations herein are (i) sections 102, 105, 363, and 365 of the Bankruptcy Code, and (ii) Bankruptcy Rules 2002, 6004, 6006 and 9014.
F.            On July 24, 2009 (the "Petition Date"), the Debtors filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. Since the Petition Date, the

_______
3     All findings of fact and conclusions of law announced by the Bankruptcy Court at the Sale Hearing in relation to the Sale Motion are hereby incorporated to the extent not inconsistent herewith.

Debtors have continued in, possession and management of their businesses and properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.
G.            As evidenced by the affidavits of services and publication filed with the Court, proper, timely, adequate, and sufficient notice of the Sale Motion, the Auction, and the Sale Hearing have been provided in accordance with sections 102(1) and 363(b) of the Bankruptcy Code, Bankruptcy Rules 2002, 6004, 9006, 9007, 9008 and 9014, the local rules of this Court, and in compliance with the Bid Procedures Order. The Debtors also gave due and proper notice of the assumption, sale, and assignment of each contract listed on the Assumption and Assignment Notice filed on ___________ __,  2009 (D.I.___) (the "Assumed Contracts" and the "Assumed Leases") to each non-debtor party under each such Assumed Contract and Assumed Lease. Such notice was good and sufficient and appropriate under the particular circumstances. No other or further notice of the Sale Motion, the Auction, the Sale Hearing, the assumption and assignment of the Assumed Contracts and Assumed Leases, or of the entry of this Order is necessary or shall be required.
H.            No section of any Assumed Contract or Assumed Lease which purports to prohibit, restrict, or condition the use, tradename or assignment of any such Assumed Contracts or Assumed Leases in connection with the proposed sale to the Purchaser shall have any force or effect.
I.              A reasonable opportunity to object or be heard regarding the requested relief has been afforded to all interested persons and entities, including, without limitation, (i) the Office of the United States Trustee for the District of Delaware (the "U.S. Trustee"); (ii) any official committee of unsecured creditors and any other statutory committees appointed by the Court (collectively, the "Committee"); (iii) the top 20 largest unsecured creditors of the Debtors;

(iv) all taxing authorities having jurisdiction over any of the Acquired Assets subject to the sale, including the Internal Revenue Service; (v) the Environmental Protection Agency; (vi) the state/local environmental agencies in the jurisdictions where the Debtors own or lease real property; (vii) all parties that have requested special notice pursuant to Bankruptcy Rule 2002; (viii) all persona or entities known to the Debtors that have or have asserted a lien on, or security interest in, all or any portion of the Acquired Assets; (ix) all non-Debtor parties to Contracts; (x) counsel to the Purchaser; and (xi) all potential bidders previously identified or otherwise known to the Debtors (collectively, the "Notice Parties").
J.            Other parties interested in bidding on the Acquired Assets were provided, upon request, sufficient information to make an informed judgment on whether to bid on the Acquired Assets.
K.            The conditions of section 363(n) of the Bankruptcy Code have been satisfied.
L.             The Debtors have demonstrated a sufficient basis and compelling circumstances requiring them to enter into the Agreement, sell the Acquired Assets and assume and assign the Assumed Contracts and Assumed Leases under sections 363 and 365 of the Bankruptcy Code, and such actions are appropriate exercises of the Debtors' business judgment and in the best interests of the Debtors, their estates and their creditors. Such business reasons include, but are not limited to, the facts that (i) there is substantial risk of deterioration of the value of the Acquired Assets if the sale is not consummated quickly; (ii) the Agreement constitutes the highest or best offer for the Acquired Assets; (iii) the Agreement and the Closing (as defined in the Agreement) will present the best opportunity to realize the value of the Debtors on a going concern basis and avoid decline and devaluation of the Debtors' business; and (iv)

unless the sale is concluded expeditiously as provided for in the Sale Motion and pursuant to the Agreement, creditors' recoveries may be diminished.
M.           The Bid Procedures set forth in the Bid Procedures Order were non-collusive, in good faith, substantively and procedurally fair to all parties.
N.            The Debtors and their professionals have complied, in good faith, in all respects with the Bid Procedures Order, As demonstrated by (i) any testimony and other evidence proffered or adduced at the Sale Hearing' and (ii) the representations of counsel made on the record at the Sale Hearing, through marketing efforts and a competitive sale process was conducted in accordance with the Bid Procedures Order, the Debtors (1) afforded interested Potential purchases a full, fair and reasonable opportunity-to qualify as bidders and submit their highest or otherwise best offer to purchase all of the Debtors' assets, (ii) provided potential purchasers, upon request, sufficient information to enable them to make an informed judgment on whether to bid on the Acquired Assets, and (iii) considered any bids submitted on or before the Bid Deadline.
0.             The offer of the Purchaser, upon the terms and conditions set forth in the Agreement, including the form and total consideration to be realized by the Debtors pursuant to the Agreement, (i) is the highest and best offer received by the Debtors; (ii) is fair and reasonable; (iii) is in the best interests of the Debtors' creditors and estates; (iv) constitutes full and adequate consideration and reasonably equivalent value for the Acquired Assets; and (v) will provide a greater recovery for the Debtors' creditors and other interested parties than would be provided by any other practically available alternative

P.            The Purchaser is the Successful Bidder for the Acquired Assets in accordance with the Bid Procedures Order. The Bid Procedures obtained the highest value for the Acquired Assets for the Debtors and their estates.
Q.            The Purchaser is not an “inside” or “affiliate” of the Debtors as those terms are defined in the Bankruptcy Code. The Purchaser is a buyer in good faith, as that term is used in the Bankruptcy Code and the decisions thereunder, and is entitled to the protections of sections 363(m) and (n) of the Bankruptcy Code with respect to all of the Acquired Assets. The Agreement was negotiated and entered into in good faith and without collusion or fraud of any kind. Neither the Debtors nor the Purchaser has engaged in any conduct that would prevent the application of section 363(m) of the Bankruptcy Code or cause the application of or implicate section 363(n) of the Bankruptcy Code to the Agreement or to the consummation of the sale transaction and transfer of the Acquired Assets, the Assumed Contracts and Assumed Leases to the Purchaser. The Purchaser is entitled to all the protections and immunities of section 363(m) of the Bankruptcy Code.
R.            The Debtors have fall corporate power and authority to execute the Agreement and all other documents contemplated thereby, and the sale of the Acquired Assets has been duly and validly authorized by all necessary corporate authority by the Debtors to consummate the transactions contemplated by the Agreement. No consents or approvals, other than as may be expressly provided for in the Agreement, arc required by the Debtors to consummate such transactions.
S.            The Debtors have advanced sound business reasons for seeking to enter into the Agreement and to sell and/or assume and sell and assign the Acquired Assets, as more fully set forth in the Sale Motion and as demonstrated at the Sale Hearing, and it is a reasonable exercise of the Debtors' business judgment to sell the Acquired Assets and to consummate the transactions contemplated by the Agreement. Notwithstanding any requirement for approval or consent by any person, the transfer of the Acquired Assets to the Purchaser and the assumption and assignment of the Assumed Contracts and Assumed Leases is a legal, valid and effective transfer of the Acquired Assets and any Assumed Contracts and Assumed Leases.
T.            The terms and conditions of the Agreement, including the consideration to be realized by the Debtors pursuant to the Agreement, are fair and reasonable, and the transactions contemplated by the Agreement are in the best interests of the Debtors' estates.
U.            Except as otherwise provided in the Agreement, the Acquired Assets shall be sold free and clear of all mortgages, restrictions, hypothecations, charges, indentures, loan agreements, instruments, leases, licenses, options, deeds of trust, security interests, conditional sale or other title retention agreements, pledges, liens (including, without limitation, mechanics', materialmens' and other consensual and non-consensual liens and statutory liens), judgments, demands, encumbrances, rights of first refusal, offsets, contracts, recoupment, rights of recovery, claims for reimbursement, contribution, indemnity, exoneration, products liability, alter-ego, environmental, pension, or tax, decrees of any court or foreign or domestic governmental entity, or charges of any kind or nature, if any, including, but not limited to, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, debts arising in any way in connection with any agreements, acts, or failures to act, of the Debtors or the Debtors' predecessors or affiliates, claims (as that term is used in the Bankruptcy Code), reclamation claims, obligations, liabilities, demands, guaranties, options, rights, contractual or other commitments, restrictions, interests and matters of any kind and nature, whether known or unknown, Choate or inchoate, filed or unfilled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, perfected or unperfected, allowed or disallowed, contingent or noncontingent, liquidated or unliquidated, matured or unmatured, material or non-material, disputed or undisputed, whether arising prior to or subsequent to the commencement of the bankruptcy case, and whether imposed by agreement, understanding, law, equity or otherwise, including claims otherwise arising under doctrines of successor liability (collectively, "Liens, Claims, Encumbrances and Interests") with such Liens, Claims, Encumbrances and Interests to attach to the consideration to be received by the Debtors in the same priority and subject to the same defenses and avoidability, if any, as before the Closing, and the Purchaser would not enter into the Agreement to purchase the Acquired Assets otherwise.
V.            The transfer of the Acquired. Assets to the Purchaser is a legal, valid and effective transfer of the Acquired Assets, and, except as may otherwise be provided in the Agreement, shall vest the Purchaser with all right, title and interest of the Debtors to the Acquired Assets free and clear of any and all Liens, Claims, Encumbrances and Interests. Except as specifically provided in the Agreement or this Order, the Purchaser shall not assume or become liable for any Liens, Claims, Encumbrances and Interests relating to the Acquired Assets being sold by the Debtors.
W.            The transfer of the Acquired Assets to the Purchaser free and clear of all Liens, Claims, Encumbrances and Interests will not result in any undue burden or prejudice to any holders of any Liens, Claims, Encumbrances and Interests as all such Liens, Claims, Encumbrances and Interests of any kind or nature whatsoever shall attach to the net proceeds of the sale of the Acquired Assets received by the Debtors in the order of their priority, with the same validity, force and effect which they now have as against the Acquired Assets and subject to any claims and defenses the Debtors or other parties may possess with respect thereto, All persons having Liens, Claims, Encumbrances or Interests of any kind or nature whatsoever against or in any of the Debtors ar the Acquired Assets shall be forever barred, estopped and permanently enjoined from pursuing or asserting such Liens, Claims, Encumbrances or Interests against the Purchaser, any of their assets, property, successors or assigns, or the Acquired Assets.
X.            The Debtors may sell the Acquired Assets free and clear of all Liens, Claims, Encumbrances and Interests of any kind or nature whatsoever because, in each case, one or more of the standards set forth in section 363(f) of the Bankruptcy Code has been satisfied, Those (i) holders of Liens, Claims, Encumbrances and Interests and (ii) non-debtor parties to the Assumed Contracts or Assumed Leases, who did not object, or who withdrew their objections, to the sale of the Acquired Assets and the Sale Motion are deemed to have consented pursuant to section 363(f)(2) of the Bankruptcy Code. All objections to the Sale Motion have been resolved or overruled. Those holders of Liens, Claims, Encumbrances, and Interests who did object fall within one or more of the other subsections of section 363(f) of the Bankruptcy Code and are adequately protected by having their Liens, Claims, Encumbrances and Interests, if any, attach to the proceeds of the sale of the Acquired Assets ultimately attributable to the property against or in which they claim or may claim any Claims, Encumbrances and Interests, with such Claims, Encumbrances and Interests being subject to treatment by separate order of this Bankruptcy Court.
Y.            Not selling the Acquired Assets free and clear of all Liens, Claims, Interests and Encumbrances would adversely impact the Debtors' estates, and the sale of Acquired Assets other than one free and clear of all Liens, Claims, Interests and Encumbrances would be of substantially less value to the Debtors' estates.

Z.            The Debtors and the Purchaser have, to the extent necessary, satisfied the requirements of section 365 of the Bankruptcy Code, including sections 365(b)(1)(A), (B) and 365(f) of the Bankruptcy Code, in connection with the sale and the assumption and assignment of the Assumed Contracts and Assumed Leases. The Purchaser has demonstrated adequate assurance of future performance with respect to the Assumed Contracts and Assumed Leases pursuant to section 365(b)(1)(C) of the Bankruptcy Code. The Assumed Contracts and Assumed Leases are assignable notwithstanding any provisions contained therein to the contrary. The Debtors have provided for the cures and/or other payments or actions required to assume and assign the Assumed Contracts and Assumed Leases to the Purchaser. The assumption and assignment of the Assumed Contracts and Assumed Leases pursuant to the terms of this Order is integral to the Agreement and is in the best interests of the Debtors, their estates, their creditors and other parties in interest, and represents the exercise of sound and prudent business judgment by the Debtors.
AA.          In the absence of a stay pending appeal, the Purchaser is acting in good faith, pursuant to section 363(m) of the Bankruptcy Code, in closing the transactions contemplated by the Agreement at any time on or after the entry of this Order and cause has been shown as to why this Order should not be subject to the stay provided by Bankruptcy Rules 6004(h) and 6006(d).
BB.          The transactions contemplated under the Agreement do not amount to a consolidation, merger or de facto merger of the Purchaser and the Debtors and/or the Debtors' estates, there is not substantial continuity between the Purchaser and the Debtors, there is no common identity between the Debtors and the Purchaser, there is no continuity of enterprise between the Debtors and the Purchaser, the Purchaser is not a mere continuation of the Debtors or their estates, and the Purchaser does not constitute' a successor to the Debtors or their estates. Other than the Assumed Liabilities, the Purchaser shall have no obligations with respect to any liabilities of the Debtors, including, without limitation, the Excluded Liabilities, and the Debtors and the Committee will release and forever discharge the Purchaser and any of their affiliates, their successors and assigns from any and all claims, causes of action, obligations, liabilities, demands, losses, costs and expenses of any kind, character or nature whatsoever, known or unknown, fixed or contingent, relating to the sale, except for liabilities and obligations under the Agreement.
CC.          The sale of the Acquired. Assets outside of a plan of reorganization pursuant to the Agreement neither impermissibly restructures the rights of the Debtors' creditors nor impermissibly dictates the terms of a liquidating plan of reorganization for the Debtors. The sale does not constitute a sub rosy chapter 11 plan.
DD.          The total consideration provided by the Purchaser for the Acquired Assets is the highest and best offer received by the Debtors, and the Purchase Price constitutes (a) reasonably equivalent value under the Bankruptcy Code and the Uniform Fraudulent Transfer Act, (b) fair consideration under the Uniform Fraudulent Conveyance Act and (c) reasonably equivalent value, fair consideration and fair value under any other applicable laws of the United States, any state, territory or possession, or the District of Columbia, for the Acquired Assets.
EE.          The Purchaser is a secured creditor of the Debtors, holding valid Liens, Claims, Interests and Encumbrances in and against the Debtors and their estates arising in connection with the Credit Agreements. In respect of the obligations under the Credit Agreements, Purchaser holds an allowed secured claim, as of the Petition Date, in the principal amount of $_____________ plus, accrued interest with respect thereto and any fees, expenses, costs and changes (the "Allowed Prepetition Claim").
FF.           The Purchaser is a secured creditor of the Debtors, holding valid Liens, Claims, Interests and Encumbrances in and against the Debtors and their estates arising in connection with the DIP Credit Agreement. In respect of the obligations under the DIP Credit Agreement, Purchaser holds, inter alia, an allowed, secured claim as of the date hereof in the superpriority amount of not less than $__________  plus accrued interest with respect thereto and any fees, expenses, costs and changes (the "Allowed Superpriority Claim," and together with the Allowed Prepetition Claim, the "Allowed Credit Bid Claim").
GG.           Purchaser was authorized to credit bid any or all of such Allowed Credit Bid Claim at the Auction. The Purchaser's credit bid pursuant to the Agreement was a valid and proper offer pursuant to sections 363(b) and 363(k) of the Bankruptcy Code.
NOW, THEREFORE, BASED UPON ALL OF THE FOREGOING, IT IS HEREBY ORDERED, ADJUDGED AND DECREED THAT:
1.             The relief requested in the Sale Motion is granted in its entirety, subject to the terms and conditions contained herein. The Sale Motion complies with all aspects of Local Rule 6004-1.
2.             All objections, responses, and requests for continuance concerning the Sale Motion are resolved in accordance with the terms of this Order and as set forth in the record of the Sale Hearing. To the extent any such objection, response or request for continuance was not otherwise withdrawn, waived, or settled, it, and all reservations of rights contained therein, is overruled and denied.

3.           Notice of the Sale Hearing was fair and equitable under the circumstances and complied in all respects with section 102(1) of the Bankruptcy Code and Bankruptcy Rules 2002, 6004 and 6006.
Approval of Sale
4.           The sale of the Acquired Assets, the terms and conditions of the Agreement (including all schedules and exhibits affixed thereto), and the transactions contemplated thereby be, and hereby are, authorized and approved in all respects.
5.            The sale of the Acquired Assets and the consideration provided by the Purchaser under the Agreement is fair and reasonable and shall be deemed for all purposes to constitute a transfer for reasonably equivalent value and fair consideration under the Bankruptcy Code and any other applicable law.
6.           The Purchaser is hereby granted and is entitled to all of the protections provided to a good faith buyer under section 363(m) of the Bankruptcy Code, including with respect to the transfer of the Assumed Contracts and Assumed Leases as part of the sale of the Acquired Assets pursuant to section 365 of the Bankruptcy Code and this Order.
7.           Pursuant to section 363(m) of the Bankruptcy Code, if any or all of the provisions of this Order are hereafter reversed, modified, or vacated by a subsequent order of this Bankruptcy Court or any other court, such reversal, modification, or vacatur shall not affect the validity and enforceability of any transfer under the Agreement or obligation or right granted pursuant to the terms of this Order (unless stayed pending appeal), and notwithstanding any reversal, modification or vacatur shall be governed in all respects by the original provisions of this Order and the Agreement, as the case may be.

8.           The Debtors are hereby authorized to fully assume, perform under, consummate and implement the terms of the Agreement together with any and all additional instruments and documents that may be reasonably necessary or desirable to implement and effectuate the terms of the Agreement, this Order and sale of the Acquired Assets contemplated thereby including, without limitation, deeds, assignments, stock powers and other instruments of transfer, and to take all further actions as may reasonably be requested by the Purchaser for the purpose of assigning, transferring, granting, conveying and conferring to the Purchaser, or reducing to possession any or all of the Acquired Assets or Assumed Liabilities, as may be necessary or appropriate to the performance of the Debtors' obligations as contemplated by the Agreement, without any further corporate action or orders of this Court. The Purchaser shall have no obligation to proceed with the Closing of the Agreement until all conditions precedent to their obligations to do so have been met, satisfied or waived.
9.           The Debtors and each other person or entity having duties or responsibilities under the Agreement, any agreements related thereto or this Order, and their respective directors, officers, employees, members, agents, representatives, and attorneys, are authorized and empowered, subject to the terms and conditions contained in the Agreement, to carry out all of the provisions of the Agreement and any related agreements; to issue, execute, deliver, file, and record, as appropriate, the documents evidencing and consummating the Agreement, and any related agreements; to take any and all actions contemplated by the Agreement, any related agreements or this Order; and to issue, execute, deliver, file, and record, as appropriate, such other contracts, instruments, releases, indentures, mortgages, deeds, bills of sale, assignments, leases, or other agreements or documents and to perform such other acts and execute and deliver such other documents, as are consistent with, and necessary or appropriate to implement, effectuate, and consummate, the Agreement, any related agreements and this Order and the transactions contemplated thereby and hereby, all without further application to, or order of, the Bankruptcy Court or further action by their respective directors, officers, employees, members, agents, representatives, and attorneys, and with like effect as if such actions had been taken by unanimous action of the respective directors, officers, employees, members, agents, representatives, and attorneys of such entities.
10.           The Debtors are further authorized and empowered to cause to be filed with the secretary of state of any state or other applicable officials of any applicable governmental units, any and all certificates, agreements, or amendments necessary or appropriate to effectuate the transactions contemplated by the Agreement, any related agreements and this Order, including amended and restated certificates or articles of incorporation and by-laws or certificates or articles of amendment, and all such other actions, filings, or recordings as may be required under appropriate provisions of the applicable laws of all applicable governmental units or as any of the officers of the Debtors may determine are necessary or appropriate. The execution of any such document or the taking of any such action shall be, and hereby is, deemed conclusive evidence of the authority of such person to so act. Without limiting the generality of the foregoing, this Order shall constitute all approvals and consents, if any, required by the corporation laws of the States of Delaware and Alabama, and all other applicable business corporation, trust, and other laws of the applicable governmental units with respect to the implementation and consummation of the Agreement, any related agreements and this Order, and the transactions contemplated thereby and hereby.
11.           Pursuant to Section 6.7 of the Agreement, effective on the date of the Closing and the Debtors' filing of a notice of the Closing:

a.	The name of Debtor Solar Communities 1, LLC is hereby changed to [“________”]
b.	The name of Debtor Applied Solar, Inc, is hereby changed to [“________”]
c.	The caption the Debtors' cases shall read as follows:

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE
____________________________________________

In re:	Chapter 11
____________________________, et al.,	Case No, 09— __________(_____)
Debtors.	Jointly Administered
____________________________________________

*	*	*

1     The Debtors in these proceedings, along with the last four digits of each Debtor's federal tax identification number, are _____(0750) and _______ (0750). The Debtors' corporate headquarters and the service address for each Debtor is 3560 Dunhill Street, San Diego, California 92121.

d.
As soon as reasonably practicable after the Closing Date and the Debtors' filling, of a notice of the Closing Date, the Clerk is authorized and directed to make a docket entry in each of the Debtors' cases substantially as follows: (i) in the main case, Case No 09-_________ "An order has been entered in these cases directing that the caption of these cases be changed, in accordance with the corporate name change of Solar Communities I, LLC to and (ii) in case 09-_____"An order has been entered in these cases directing that the caption of this case be changed, in accordance with the corporate name change of Applied Solar, Inc. to ___________

12.           Effective as of the Closing, (a) the sale of the Acquired Assets by the Debtors to the Purchaser shall constitute a legal, valid and effective transfer of the Acquired Assets notwithstanding any requirement for approval or consent by any person and vests the Purchaser with all right, title and interest of the Debtors in and to the Acquired Assets, free and clear of all Claims, Liens, Interests and Encumbrances of any kind, pursuant to section 363(f) of the Bankruptcy Code; and (b) the assumption of any Assumed Liabilities by the Purchaser constitutes a legal, valid and effective delegation of any Assumed Liabilities to the Purchaser and divests the Debtors of all liability with respect to any Assumed Liabilities.
Transfer of Assets
13.           Except to the extent specifically provided in the Agreement, upon the Closing, the Debtors shall be, and hereby are, authorized, empowered, and directed, pursuant to sections 105, 363(b) and 3630 of the Bankruptcy Code, to sell the Acquired Assets to the Purchaser. The sale of the Acquired Assets vests the Purchaser with all right, title and interest of the Debtors to the Acquired Assets free and clear of any and all Claims, Liens, :interests and Encumbrances and other liabilities and claims, whether secured or unsecured, choate or inchoate, filed or unified, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or noncontingent, liquidated or unliquidated, matured or unmatured, disputed or undisputed, or known or unknown, whether arising prior to or subsequent to the Petition Date, whether imposed by agreement, understanding, law, equity or otherwise, with all such Claims, Liens, Interests and Encumbrances to attach only to the proceeds of the sale with the same priority, validity, force, and effect, if any, as they now have in or against the Acquired Assets, subject to all claims and defenses the Debtors may possess with respect thereto. The Sale Motion shall be deemed to provide sufficient notice as to the sale of the Acquired Assets free and clear of Claims, Liens,

Interests and Encumbrances in accordance with Local Rule 6004-1. Following the Closing Date, no holder of any Claims, Liens, Interests and Encumbrances in the Acquired Assets may interfere with the Purchaser's use and enjoyment of the Acquired Assets based on or related to such Claims, Liens, Interests and Encumbrances, or any actions that the Debtors may take in their chapter 11 cases and no person may take any action to prevent, interfere with or otherwise enjoin consummation of the transactions contemplated in or by the Agreement or this Order.
14.           The provisions of this Order authorizing the sale of the Acquired Assets free and clear of Liens, Claims, Encumbrances and Interests and the Assumed Liabilities, shall be self- executing, and neither the Debtors nor the Purchaser shall be required to execute or file releases, termination statements, assignments, consents, or other instruments in order to effectuate, consummate and implement the provisions of this Order.
15.           All entities that are presently, or on the Closing Date may be, in possession of some or all of the Acquired Assets are hereby directed to surrender possession of said Acquired Assets to the Purchaser on the Closing Date.
16.          On or before the Closing Date, the Debtors' creditors are authorized and directed to execute such documents and take all other actions as may be necessary to release any Liens, Claims, Encumbrances or Interests of any kind against the Acquired Assets, as such Liens, Claims, Encumbrances or Interests may have been recorded or may otherwise exist. If any person or entity that has filed financing statements or other documents or agreements evidencing any Liens, Claims, Encumbrances or Interests in or against the Acquired Assets shall not have delivered to the Debtors prior to the Closing after request therefor, in proper form for filing and executed by the appropriate parties, termination statements, instruments of satisfaction, or releases of all such Liens, Claims, Encumbrances or Interests that the person or entity has with respect to the Acquired Assets, the Debtors are hereby authorized to execute and file such statements, instruments, releases and other documents on behalf of the person or entity with respect to such Acquired Assets prior to the Closing, and the Purchaser is authorized to file such documents after Closing.
17.           To the greatest extent available under applicable law, the Purchaser shall be authorized, as of the Closing Date, to operate under any license, permit, registration and governmental authorization or approval of the Debtors with respect to the Acquired Assets, and all such licenses, permits, registrations and governmental authorizations and approvals are deemed to have been, and hereby are, directed to be transferred to the Purchaser as of the Closing Date.
18.           All of the Debtors' interests in the Acquired Assets to be acquired by the Purchaser under the Agreement shall be, as of the Closing Date and upon the occurrence of the Closing, transferred to and vested in the Purchaser. Upon the occurrence of the Closing, this Order shall be considered and constitute for any and all purposes a full and complete general assignment, conveyance and transfer of the Acquired Assets acquired by the Purchaser under the Agreement and/or a bill of sale or assignment transferring good and marketable, indefeasible title and interest in the Acquired Assets to the Purchaser.
19.           Except as expressly provided in the Agreement, the Purchaser is not assuming nor shall it or any affiliate of the Purchaser be in any way liable or responsible, as a successor or otherwise, for any liabilities, debts, or obligations of the Debtors in any way whatsoever relating to or arising from the Debtors' ownership or use of the Acquired Assets prior to the consummation of the transactions contemplated by the Agreement, or any liabilities calculable by reference to the Debtors or their operations or the Acquired Assets, or relating to continuing or other conditions existing on or prior to consummation of the transactions contemplated by the Agreement, which liabilities, debts, and obligations are hereby extinguished insofar as they may give rise to liability, successor or otherwise, against the Purchaser or any affiliate of the Purchaser.
20.            Except as otherwise provided in the Agreement, on the Closing Date, each of the Debtors' creditors is authorized to execute such documents and take all other actions as may be necessary to release their respective interests or claims against the Acquired Assets, if any, as may have been recorded or may otherwise exist.
21.            Except as otherwise expressly provided in the Agreement, all persons or entities, presently or on or after the Closing Date, in possession of some or all of the Acquired Assets are directed to surrender possession of the Acquired Assets to the Purchaser on the Closing Date or at such time thereafter as the Purchaser may request.
Assumed Contracts and Assumed Leases
22.           Subject to the terms of the Agreement and the occurrence of the Closing Date, the assumption by the Debtors of the Assumed Contracts and Assumed Leases and the assignment of such agreements to the Purchaser, as provided for or contemplated by the Agreement, be, and hereby is, authorized and approved pursuant to sections 363 and 365 of the Bankruptcy Code.
23.           The Assumed Contracts and Assumed Leases shall be deemed valid and binding and in full force and effect and assumed by the Debtors and assigned to the Purchaser at the Closing, pursuant to sections 363 and 365 of the Bankruptcy Code, subject only to the payment of all cures and/or other payments or actions required to assume and assign the Assumed Contracts and Assumed Leases to the Purchaser

24.            Upon the Closing, in accordance with sections 363 and 365 of the Bankruptcy Code, the Purchaser shall be fully and irrevocably vested in all right, title and interest of each Assumed Contract and Assumed Lease, The Debtors shall cooperate with, and take all actions reasonably requested by, the Purchaser to effectuate the foregoing.
25.            Pursuant to sections 365(b)(1)(A) and (B) of the Bankruptcy Code, and except as otherwise provided in this Order, the Purchaser shall be solely responsible to pay the parties to any Assumed Contracts and Assumed Leases the requisite Cure Amounts, if any, set forth in the Assumption and Assignment Notice served by the Debtors on each of the parties to the Assumed Contracts and Assumed Leases, with respect to the assumption and assignment thereof or as determined on the record at the Sale Hearing. The Cure Amounts are hereby fixed at the amounts set forth in the Assumption and Assignment Notice served by the Debtors, or the amounts determined on the record of the Sale Hearing, as the case may be, and the non-debtor parties to the Assumed Contracts and Assumed Leases are forever bound by such Cure Amounts and are hereby enjoined from taking any action against the Purchaser or the Acquired Assets with respect to any claim for cure under any Assumed Contract or Assumed Lease.
26.           All defaults or other obligations under the Assumed Contracts and Assumed Leases arising prior to the Closing (without giving effect to any acceleration clauses or any default provisions of the kind specified in section 365(b)(2) of the Bankruptcy Code) shall be deemed cured by payment of the Cure Amounts and the non-debtor parties to such contracts shall be forever barred and estopped from asserting or claiming against the Debtors or the Purchaser that any additional amounts are due or other defaults exist.
27.           Any provision in any Assumed Contract or Assumed Lease that purports to declare a breach, default or payment right as a result of an assignment or a change of control in respect of the Debtors is unenforceable, and all Assumed Contracts and Assumed Leases shall remain in full force and effect, subject only to payment of the appropriate Cure Amount, if any. No sections or provisions of any Assumed Contract or Assumed Lease that purports to provide for additional payments, penalties, charges, or other financial accommodations in favor of the non-debtor third party to the Assumed Contracts and Assumed Leases shall have any force and effect with respect to the transactions contemplated by the Agreement and assignments authorized by this Order, and such provisions constitute unenforceable anti-assignment provisions under section 365(f) of the Bankruptcy Code and/or are otherwise unenforceable under section 365(e) of the Bankruptcy Code and no assignment of any Assumed Contract or Assumed Lease pursuant to the terms of the Agreement in any respect constitutes a default under any Assumed Contract or Assumed Lease. The non-debtor party to each Assumed Contract and Assumed Lease shall be deemed to have consented to such assignment under section 365(c)(1)(B) of the Bankruptcy Code, and the Purchaser shall enjoy all of the rights and benefits under each such Assumed Contract and Assumed Lease as of the applicable date of assumption without the necessity of obtaining such non-debtor party's written consent to the assumption or assignment thereof.
28.            The Purchaser has satisfied all requirements under sections 365(b)(1) and 365(f)(2) of the Bankruptcy Code to provide adequate assurance of future performance under the Assumed Contracts and Assumed Leases.
29.            The Debtors and their estates shall be relieved of any liability for any breach of any of the Assumed Contracts and Assumed Leases occurring from and after Closing, pursuant to and in accordance with section 365(k) of the Bankruptcy Code.

30.           The non-debtor parties shall be prohibited from charging any rent acceleration, assignment fees, increases or other fees to the Purchaser as a result of the assumption and assignment of the Assumed Contacts and Assumed Leases.
Additional Provisions
31.           Each and every federal, state, and local governmental agency or department is hereby authorized to accept any and all documents and instruments necessary and appropriate to consummate the transactions contemplated by the Agreement and this Order.
32.           To the extent permitted by section 525 of the Bankruptcy Code, no governmental unit may revoke or suspend any permit or license relating to the operation of the Acquired Assets sold, transferred or conveyed to the Purchaser on account of the filing or pendency of this chapter 11 cases or the consummation of the transaction contemplated by the Agreement.
33.           The Purchaser has not assumed or is otherwise not obligated for any of the Debtors' liabilities other than the Assumed Liabilities and as otherwise set forth in the Agreement, and the Purchaser has not purchased any of the Excluded Assets. Consequently, all persons, Governmental Units (as defined in sections 101(27) and 101(41) of the Bankruptcy Code) and all holders of Claims, Liens, Interests or Encumbrances based upon or arising out of liabilities retained by the Debtors are hereby enjoined from taking any action against the Purchaser or the Acquired Assets, including asserting any setoff, right of subrogation or recoupment of any kind, to recover any Claims, Liens, Interests or Encumbrances or on account of any liabilities of the Debtors other than Assumed Liabilities pursuant to the Agreement. All persons holding or asserting any Interest in the Excluded Assets are hereby enjoined from asserting or prosecuting such Claims, Liens, Interests or Encumbrances or cause of action against the Purchaser or the Acquired Assets for any liability associated with the Excluded Assets,

34.            The Purchaser is not a "successor" to the Debtors or their estates by reason of any theory of law or equity, and the Purchaser shall not assume, nor be deemed to assume, or in any way be responsible for any liability or obligation of any of the Debtors and/or their estates including, but not limited to, any bulk sales law, successor liability, liability or responsibility for any claim against the Debtors or against an insider of the Debtors, or similar liability except as otherwise expressly provided in the Agreement, and the Sale Motion contains sufficient notice of such limitation in accordance with Local Rule 6004-1. Except to the extent the Purchaser assumes the Assumed Liabilities pursuant to the Agreement, neither the purchase of the Acquired Assets by the Purchaser or its affiliates, nor the fact that the Purchaser or their affiliates are using any of the Acquired Assets previously operated by the Debtors, will cause the 'Purchaser or any of its affiliates to be deemed a successor in any respect to the Debtors' businesses within the meaning of (i) any foreign, federal, state or local revenue, pension, ERISA, tax, labor, employment, antitrust, environmental, or other law, rule or regulation (including without limitation filing requirements under any such laws, rules or regulations), (ii) under any products liability law or doctrine with respect to the Debtors' liability under such law, rule or regulation or doctrine, or under any product warranty liability law or doctrine with respect to the Debtors' liability under such law, rule or regulation or doctrine, (iii) any employment or labor agreements, consulting agreements, severance arrangements, change-in-control agreements or other similar agreement to which the Debtors are a party, (iv) any pension, welfare, compensation or other employee benefit plans, agreements, practices and programs, including, without limitation, any pension plan of the Debtors, (v) the cessation of the Debtors' operations, dismissal of employees, or termination of employment or labor agreements or pension, welfare, compensation or other employee benefit plans, agreements, practices and programs, obligations that might otherwise arise from or pursuant to the Employee Retirement Income Security Act of 1974, as amended, the Fair Labor Standard Act, Title VII of the Civil Rights Act of 1964, the Age Discrimination and Employment Act of 1967, the Federal Rehabilitation Act of 1973, the National Labor Relations Act, the Consolidated Omnibus Budget Reconciliation Act of 1985, COBRA, or the Worker Adjustment and Retraining Notification Act, (vi) environmental liabilities, debts, claims or obligations arising from conditions first existing on or prior to Closing (including, without limitation, the presence of hazardous, toxic, polluting, or contaminating substances or wastes), which may be asserted on any basis, including, without limitation, under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 at seq., (vii) any liabilities, debts or obligations of or required to be paid by, the Debtors for any taxes of any kind for any period, (viii) any liabilities, debts, commitments or obligations for any taxes relating to the operation of the Acquired Assets prior to Closing, and (ix) any litigation.
35.            Except to the extent expressly included in the Assumed Liabilities, pursuant to sections 105 and 363 of the Bankruptcy Code, all persons and entities, including, but not limited to, the Debtors, the Committee, all debt security holders, equity security holders, the Debtors' employees or former employees, governmental, tax and regulatory authorities, lenders, parties to or beneficiaries under any benefit plan, trade and other creditors asserting or holding a Lien, Claim, Encumbrance or Interest of any kind or nature whatsoever against, in or with respect to any of the Debtors or the Acquired Assets (whether legal or equitable, secured or unsecured, matured or unmatured, contingent or non-contingent, senior or subordinated), arising under or out of, in connection with or in any way relating to the Acquired Assets, the operation of the Debtors' business prior to the Closing Date or the transfix' of the Acquired Assets to the Purchaser, shall be forever barred, estopped, and permanently enjoined from asserting, prosecuting or otherwise pursuing such Lien, Claim, Encumbrance or Interest, whether by payment, setoff, or otherwise, directly or indirectly, 'against the Purchaser or any affiliates, successors or assigns thereof and each of their respective current and former members, officers, directors, managed funds, investment advisors, attorneys, employees, partners, affiliates, financial advisors and representatives (each of the foregoing in its individual capacity), or the Acquired Assets. For the avoidance of doubt, the foregoing shall not prevent the Debtors, their estates, successors or permitted assigns from pursuing claims, if any, against the Purchaser and/or its successors and assigns in accordance with the terms of the Agreement.
36.           Other than the Assumed Liabilities or as otherwise provided for in the Agreement, the Purchaser shall have no obligations with respect to any liabilities of the Debtors, including, without limitation, the Excluded Liabilities, and the Debtors and the Committee are deemed to release and forever discharge the Purchaser and any of its affiliates, successors and assigns from any and all claims, causes of action, obligations, liabilities, demands, losses, costs and expenses of any kind, character or nature whatsoever, known or unknown, fixed or contingent, relating to the sale, except for liabilities and obligations under the Agreement.
37.           The automatic stay provisions of section 362 of the Bankruptcy Code are vacated and modified to the extent necessary to implement the terms and provisions of the Agreement and the provisions of this Sale Order.
38.          Subject to the terms of the Agreement, the Agreement and any related agreements may be waived, modified, amended, or supplemented by agreement of the Debtors and the Purchaser, without further action or order of the Bankruptcy Court; provided, however, that any such waiver, modification, amendment, or supplement is not material and substantially conforms to, and effectuates, the Agreement and any related agreements.

39.           The failure specifically to include any particular provisions of the Agreement or any related agreements in this Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Bankruptcy Court, the Debtors and the Purchaser that the Agreement and any related agreements are authorized and approved in their entirety with such amendments thereto as may be made by the parties in accordance with this Order prior to Closing.
40.           To the extent any provisions of this Order conflict with the terms and conditions of the Agreement, this Order shall govern and control.
41.           This Order and Agreement shall be binding upon and govern the acts of all persons and entities, including without limitation, the Debtors and the Purchaser, their respective successors and permitted assigns, including, without limitation, any Chapter 11 trustee hereinafter appointed for the Debtors' estates or any trustee appointed in a Chapter 7 case if this case is converted from Chapter 11, all creditors of any Debtor (whether known or unknown), filing agents, filing officers, title agents, recording agencies, secretaries of state, and all other persons and entities who may be required by operation of law, the duties of their office or contract, to accept, file, register, or otherwise record or release any documents or instruments or who may be required to report or insure any title in or to the Acquired Assets.
42.            The provisions of this Order are non-severable and mutually dependent.
43             Nothing in any order of this Bankruptcy Court or contained in any plan of reorganization or liquidation confirmed in the chapter 11 cases, or in any subsequent or converted cases of the Debtors under chapter 7 or chapter 11 of the Bankruptcy Code, shall conflict with or derogate from the provisions of the Agreement or the terms of this Order.

44.            Notwithstanding Bankruptcy Rules 6004, 6006 and 7062, this Order shall be effective and enforceable immediately upon entry and its provisions shall be self-executing, and the Sale Motion shall be deemed to provide sufficient notice of the Debtors' request for relief from stay. In the absence of any person or entity obtaining a stay pending appeal, the Debtors and the Purchaser are free to close under the Agreement at any time, subject to the terms of the Agreement. In the absence of any person or entity obtaining a stay pending appeal, if the Debtors and the Purchaser close under the Agreement, the Purchaser shall be deemed to be acting in "good faith" and shall be entitled to the protections of section 363(m) of the Bankruptcy Code as to all aspects of the transactions under and pursuant to the Agreement if this Order or any authorization contained herein is reversed or modified on appeal.
45.            This Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms and provisions of this Order, the Bid Procedures Order, and the Agreement in all respects and to decide any disputes concerning this Order and the Agreement, or the rights and duties of the parties hereunder or thereunder or any issues relating to the Agreement and this Order including, but not limited to, the interpretation of the terms, conditions and provisions hereof and thereof, the status, nature and extent of the Acquired Assets and any Assumed Contracts and Assumed Leases and all issues and disputes arising in connection with the relief authorized herein, inclusive of those concerning the transfer of the assets free and clear of all Liens, Claims, interests and Encumbrances.

Dated: ____________________, 2009
Wilmington, Delaware

____________________________________________ UNITED STATES BANKRUPTCY JUDGE

Exhibit C

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
SOLAR COMMUNITIES I, LLC, et al.,1 Debtors.	Case No. 09-______________ ( )
(Jointly Administered)

ORDER (A) APPROVING BID PROCEDURES RELATING TO SALE OF
SUBSTANTIALLY ALL OF THE DEBTORS' ASSETS; (B) SCHEDULING
A WEARING TO CONSIDER THE SALE; (C) APPROVING THE FORM
AND MANNER OF NOTICE OF SALE BY AUCTION; (D)
ESTABLISHING PROCEDURES FOR NOTICING AND DETERMINING
CURE AMOUNTS; AND (E) GRANTING RELATED RELIEF

Upon the motion (the "Motion")2 of Solar Communities I, LLC and Applied Solar, Inc., debtors and debtors in possession (collectively, the "Debtors"), for entry of (1) an order (the "Order") (a) approving the bid procedures attached hereto as Exhibit 1 (the "Bid Procedures") with respect to the proposed sale (the "Sale") of substantially all of the Debtors' assets (the "Acquired Assets"), as more fully set forth in that certain asset purchase agreement (the "Agreement") by and between the Debtors and Quercus APSO, LLC (the "Stalking Horse Purchaser"), (b) establishing the date, time and place for a sale hearing (the "Sale Hearing"), (c) approving the form and manner of notice of the sale by auction (the "Sale Notice"), (d)

____________________________

1 The Debtors in these proceedings, along with the last four digits of each Debtor's federal tax identification number, are Solar Communities I, LLC (0750) and Applied Solar, Inc. (0750). The Debtors' corporate headquarters and the service address for each Debtor is 3560 Dunhill Street, San Diego, California 92121.

2 Capitalised terms used, but not otherwise defined, herein shall have those meanings ascribed to them in the Motion and the Agreement attached thereto as Exhibit 1 to the proposed Sale Order annexed thereto as Exhibit B, and to the extent of any inconsistency, the Agreement shall govern.

establishing procedures for noticing and determining cure amounts (the "Cure Notice"), approving the form and manner of giving publication notice (the "Publication Notice"), and (f) granting related relief; and it appearing that notice of the Motion is appropriate under the circumstances and that no other or further notice need be given; and upon the Declaration of Aidan Shields in Support of First Day Motions; and due and sufficient notice of the Motion having been given; and it appearing that no other or further notice need be provided; and upon the record herein; and it appearing that the relief requested by the Motion is in the best interest of the Debtors, their estates, their creditors and other parties in interest; and after due deliberation and sufficient cause appearing therefor;
THE COURT HEREBY FINDS AND CONCLUDES THAT: 3
A.            This court has jurisdiction over the Motion pursuant to 28 U.S.C. §§ 157 and 1334. This proceeding is a core proceeding pursuant to 28 U.S.C, § 157(b)(2)(A), (N) and (0). Venue is proper in this district and in this court pursuant to 28 U.S.C. §§ 1408 and 1409.
B.            The statutory predicates for the relief requested herein are sections 105(a), 363(b) and (f), 365, 503, and 507 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (as amended, the "Bankruptcy Code") and Rules 2002(a)(2), 6004(a), (b), (e), (e) and (f), 6006(a) and (c), 9007, and 9014 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules").
C.             Pursuant to the Orders (as defined in the DIP Credit Agreement referred to below), this Court has authorized, the Debtors to obtain secured postpetition financing on a

_________________________
3 The findings and conclusions set forth herein constitute the court's findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014. To the extent that any of the following findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.

superpriority basis pursuant to the terms and conditions of that certain Debtor-In-Possession Credit and Security Agreement, dated as of July 24, 2009, by and among Applied Solar, Inc,, as borrower, and Solar Communities I, LLC, as guarantor, and The Quercus Trust, as lender (as amended, supplemented, restated or otherwise modified from time to time, the "DIP Credit Agreement").
D.            Notice of the Motion having been given to the Notice Parties (as defined below) is sufficient in light of the circumstances and the nature of the relief requested herein.
E.            The Debtors have articulated good and sufficient reasons for this Court to grant the relief requested in the Motion regarding the sale process, including, without limitation: (i) approving the Bid Procedures; (ii) scheduling a Sale Hearing; (iii) approving the Sale Notice; (iv) approving the Cure Notice; and (v) approving the Publication Notice.
F.            The Bid Procedures were negotiated in good faith by the Debtors and the Stalking Horse Purchaser and are reasonable and appropriate.
G.            The Expense Reimbursement (as defined in the Agreement) is the product of extensive arm's-length negotiations between the Debtors and the Stalking Horse Purchaser. Accordingly, payment of the Expense Reimbursement under the circumstances described in the Agreement is: (i) an actual and necessary cost and expense of preserving the Debtors' estates within the meaning of sections 503(b)(1) and 507(a)(2) of the Bankruptcy Code; (ii) commensurate to the real and substantial benefit conferred upon the Debtors' estates by the Stalking Horse Purchaser; (iii) reasonable and appropriate, in light of the size and nature of the proposed sale transaction and comparable transactions, the commitments that have been made, and the efforts that have been and will be expended by the Stalking Horse Purchaser; and (iv)

necessary to induce the Stalking Horse Purchaser to continue to pursue the sale transaction and to continue to be bound by the Agreement.
H.             The Expense Reimbursement also induced the Stalking Horse Purchaser to submit a bid that will serve as a minimum floor bid on which the Debtors, their creditor; and other bidders may rely. The Stalking Horse Purchaser has provided a material benefit to the Debtors and their creditors by increasing the likelihood that Debtors will receive the best possible price for the Acquired Assets. The Expense Reimbursement will not have an adverse impact upon the Debtors, their estates, or their creditors. Accordingly, the Bid Procedure; including the Expense Reimbursement, are reasonable and appropriate and represent the best method for maximizing value for the benefit of the Debtors' estates.
I.             The Sale Notice attached hereto as Exhibit 2 is reasonably calculated to provide all interested parties with timely and proper notice of the Sale, the Sale Hearing, and the Auction.
J.             The Cure Notice attached hereto as Exhibit 3 is reasonably calculated to provide all counterparties (the "Contract Parties") to the Debtors' executory contracts and unexpired leases (the "Assignable Agreements") with proper notice of the potential assumption and assignment of their executory contract or unexpired lease and any cure amounts relating thereto.
K.            The Publication Notice attached hereto as Exhibit 4 is reasonably calculated to provide all interested parties for whom notice by publication is proper with timely and proper notice of the Sale, the Sale Hearing, and the Auction.
L.             The entry of this Order is in the best interests of the Debtors, their estates, creditors, and other parties in interest.

NOW THEREFORE, IT IS HEREBY ORDERED THAT:

1.             The bid procedures and scheduling relief requested in the Motion is granted to the extent set forth herein.
2.            The Debtors are hereby authorized to enter into and execute the Agreement and to perform such obligations under the Agreement which arise prior to the Sale Hearing.
3.            The Bid Procedures attached hereto as Exhibit 1, including the Expense Reimbursement, are hereby approved and fully incorporated into this Order, and shall apply with respect to the proposed sale of the Acquired Assets.
4.            The Debtors are authorized to take any and all actions necessary or appropriate to implement the Bid Procedures.
5.             A Qualified Bidder that desires to make a Bid shall comply with the requirements set forth in the Bid Procedures in making such a bid for the Acquired Assets, including, without limitation, the requirement that it deliver written copies of its bid so as to be received not later than 12:00 p.m. (Prevailing Eastern Time) on September 30, 2009 by the following:

(i)	the Debtors, c/o Applied Solar, Inc., 3560 Dunhill St., San Diego, CA 92121, Attn: Dalton Sprinkle, Esq.;

(ii)	counsel to the Debtors, Cross & Simon, LLC, 913 North Market Street, 11th Floor, Wilmington, DE 19801 Attn: Christopher P. Simon, Esq.;

(iii)
counsel to the Stalking Horse Purchaser, Morris, Nichols, Arsht & Tunnel llp, 1201 N. Market St., P.O. Box 1347, Wilmington, DE 19899-1347, Attn: Gregory W. Werkbeiser, Esq., and The Law Offices of Joseph P. Bartlett, P.C., 1900 Avenue of the Stars, 19th FL., Los Angeles, CA 90067, Attn: Joseph P. Bartlett, Esq.;

(iv)	counsel to any statutory committee of unsecured creditors appointed in the Debtors' Chapter 11 cases (the "Committee"); and

6.              Not later than October 7, 2009 at 4:00 p.m. (prevailing Eastern Time), the Debtors will notify all Qualified Bidders of (i) the highest or otherwise best Qualified Bid (the "Baseline

Bid") and (ii) the time and place of the Auction, and provide copies of all Qualified Bids to all Qualified Bidders.
7.            If the Debtors do not receive any Qualified Bids other than the Agreement, they will not hold the Auction and the Stalking Horse Purchaser will be named the Successful Bidder.
8.            To the extent at least one Qualified Bid, other than the Stalking Horse Purchaser's Bid, is timely received, the Debtors shall conduct the Auction commencing no later than 9:00 am. (prevailing Eastern time) on October 8, 2009 at the offices of Cross & Simon, LLC, 913 North Market Street, 11th Floor, Wilmington, Delaware 19801.
9.            All bidders submitting a Qualified Bid are deemed to have submitted to the exclusive jurisdiction of the Bankruptcy Court with respect to all matters related to the Auction and the terms and conditions of the transfer of the Acquired Assets.
10.           The Court shall conduct the Sale Healing commencing on October 9, 2009 at[ ______] [_].m. (prevailing Eastern Time), at which tune, the Court will consider approval of the Sale to the Successful Bidder.
11.           Objections, if any, to the proposed. Sale, including without limitation to the sale of the Acquired Assets free and clear of liens, claims, encumbrances and interests pursuant to section 363(1) of the Bankruptcy Code, shall: (a) be in writing; (b) comply with the Bankruptcy Rules and the Local Bankruptcy Rules of the United States Bankruptcy Court for the District of Delaware; (c) be filed with the Clerk of the United States Bankruptcy Court for the District of Delaware, Clerk of the Bankruptcy Court, 824 Market Street, 3rd Floor, Wilmington, Delaware 19801, by 4:00 p.m. (prevailing Eastern Time) on October 2, 2009 (the "Objection Deadline"); and (6) be served so as to be received by the Objection Deadline by:

(i)	the Debtors, do Applied Solar, Inc., 3560 Dunhill St., San Diego, CA 92121, Attn: Dalton Sprinkle, Esq.;

(ii)	counsel to the Debtors, Cross & Simon, LLC, 913 North Market Street 11th Floor, Wilmington, DE 19801 Attn: Christopher P. Simon, Esq.;

(iii)
counsel to the Stalking Horse Purchaser, Morris, Nichols, Arsht & Tunnel LLP, 1201 N. Market St., P.O, Box 1347, Wilmington, DE 19899-1347, Attn: Gregory W. Werkheiser, Esq., and The Law Offices of Joseph P. Bartlett, P.C., 1900 Avenue of the Stars, 19th Fl., Los Angeles, CA 90067, Attn: Joseph P. Bartlett, Esq.;

(iv)	counsel to any statutory committee of unsecured creditors appointed in the Debtors' Chapter 11 cases (the "Committee"); and

(v)	the Office of the United States Trustee (the "U.S. Trustee"), 844 King Street Suite 2207, Lockbox 35, Wilmington, DE 19801.

(the "Objection Service Parties").
12.           Objections to the proposed assumption and assignment of Assignable Agreements, including but not limited to the proposed Cure Amounts, and/or adequate assurance of future performance shall: (a) be in writing; (b) as applicable, state with specificity (i) the cure amount that the Contract Party believes is required and/or (ii) the adequate assurance of future performance that the Contract Party believes is required; (c) comply with the Bankruptcy Rules and the Local Bankruptcy Rules of the United States Bankruptcy Court. for the District of Delaware; (d) be filed with the Clerk of the United States Bankruptcy Court for the District of Delaware, Clerk of the Bankruptcy Court, 824 Market Street, 3rd Floor, Wilmington, Delaware 19801, by 4:00 p.m. (prevailing Eastern Time) on October 2, 2009; and (e) be served so as to be received by October 2, 2009 at 4:00 p.m. (prevailing Eastern Time) by the Objection Service Parties; provided, however, that in the event the Auction results in a Successful Bidder other than the Stalking Horse Purchaser, the deadline for objecting to the assignment of executory contracts and unexpired leases to such Successful Bidder shall be the commencement of the Sale Hearing.
13.           Unless an objection to the assumption and assignment of an Assignable Agreement is filed and served before October 2, 2009 at 4:00 p.m. (prevailing Eastern Time), or before the commencement of the Sale Hearing in the event the Auction results in a Successful Bidder other than the Stalking Horse Purchaser, all counterparties to the Assignable Agreements shall: (a) be forever barred from objecting to the proposed Cure Amounts and from asserting any additional cure or other amounts with respect to the Assignable Agreements, and the Debtors and Stalking Horse Purchaser (or the Successful Bidder) shall be entitled to rely solely upon the proposed Cure Amounts set forth in the Cure Notices; (b) be deemed to have consented to the assumption and assignment; and (a) be forever barred and estoppel from asserting or claiming against the Debtors or Stalking Horse Purchaser (or the Successful Bidder) that any additional amounts are due or other defaults exist, that conditions to assignment must be satisfied under such Assignable Agreements or that there is any objection or defense to the assumption and assignment of such Assignable Agreements.
14.           Where a nondebtor counterparty to an Assignable Agreement files an objection asserting a cure amount higher than the proposed Cure Amounts (the "Disputed Cure Amount"), then (a) to the extent that the parties are able to consensually resolve the Disputed Dire Amount prior to the Sale Hearing, and subject to the consent of the Stalking Horse Purchaser (or the Successful Bidder) of such consensual resolution, the Debtors shall promptly provide the Committee and the Stalking Horse Purchaser. (or the Successful Bidder) notice and opportunity to object to such proposed resolution, or (b) to the extent the parties are unable to consensually resolve the dispute prior to the Sale Hearing, then such objection will be heard at the Sale Hearing or thereafter. Pending a ruling on such objection, if not made at the Sale Hearing, the amount necessary will be reserved and paid upon a final Court order determining the correct cure amount and will be paid as provided in the Agreement All other objections to the proposed assumption and assignment of an Assignable Agreement will be heard at the Sale Hearing.

15.           For the avoidance of doubt, no Assignable Agreement will become an Assumed and Assigned Agreement that is assumed and assigned to the Stalking Horse Purchaser or other Successful Bidder, as applicable, until such time as the Sale' Order has been entered and the transaction contemplated by the Agreement or other purchase agreement of the other Successful Bidder, as applicable, has been consummated.
16.           All objections to the relief requested in the Motion with respect to the Bid Procedures that have not been withdrawn, waived, or settled as announced to the Court at the hearing on the Motion or by stipulation filed with the Court, are overruled except as otherwise set forth herein.
17.           In accordance with the terms set forth in the Agreement, the Debtors are authorized to pay, without further order of the Court, to the Stalking Horse Purchaser, the Expense Reimbursement in an amount not to exceed $350,000.00.
18.           Any Expense Reimbursement that becomes payable under the Agreement shall constitute a superpriority claim with priority over any and all administrative expenses of the kind specified in sections 503(b) and 507()) of the Bankruptcy Code.
19.           The Sale of the Acquired Assets is consistent with section 363(b)(1)(A) of the Bankruptcy Code and the Debtors' privacy policy, and no consumer privacy ombudsman is necessary in connection with the Sale.
20.           The Stalking Horse Purchaser and its affiliates are authorized to make one or more credit bids at the Auction equal to (a) the Expense Reimbursement plus (b) any or all of the Stalking Horse Purchaser's or its affiliates' claims and outstanding obligations under the DIP Credit Agreement and the Prepetition Credit Facilities (together defined in the Orders (as defined in the DIP Credit Agreement)), pursuant to section 363(k) of the Bankruptcy Code.

21.            The Stalking Horse Purchaser shall have standing to object to the sale of the Acquired Assets to the Successful Bidder other than the Stalking Horse Purchaser. This Order shall not be a determination regarding the Stalking Horse Purchaser's standing regarding any other issue in connection with the Sale.
22.            The Sale Notice attached hereto as Exhibit 2 provided proper notice to all parties in interest and is approved.
23.           The Cure Notice attached hereto as Exhibit 3 provides proper notice to all parties in interest and is approved.
24.           The Publication Notice attached hereto as Exhibit 4 provides proper notice to all parties in interest for whom publication notice is appropriate and is approved.
25.           Within three (3) business days of this order, the Debtors shall serve by that class mail, postage prepaid, copies of: (a) this Order and (b) the Sale Notice; upon the following entities: (i) the U.S. Trustee; (ii) the top 30 largest unsecured creditors of the Debtors; (iii) counsel to the Prepetition Lender, (iv) counsel to the DIP Lender; (v) all taxing authorities having jurisdiction over any of the Acquired Assets subject to the sale, including the Internal Revenue Service; (vi) the Environmental Protection Agency; (vii) the state/local environmental agencies in the jurisdictions where the Debtors own or lease real property; (viii) all parties that have requested special notice pursuant to Bankruptcy Rule 2002; (ix) all persons or entities known to the Debtors that have or have asserted a lien on, or security interest in, all or any portion of the Acquired Assets; (x) all Contract Parties; (xi) counsel to the Stalking Horse Purchaser; and (xii) all potential bidders previously identified, or otherwise known to the Debtors, (collectively, the "Notice Parties").

26.           The Debtors shall serve by first class mail, postage prepaid, copies of the Cure Notice upon the Notice Parties not later than eighteen days prior to the Sale Hearing.
27.           Within ten (10) business days of this Order, the Debtors shall cause the Publication Notice, to be published in one or more publications that the Debtors deem appropriate, including, without, limitation, the Wall Street Journal
28.            In accordance with Local Rule 6004-1(c), in connection with the Auction, (a) each bidder participating at the Auction will be required to confirm that it has not engaged in any collusion with respect to the bidding or the Sale, (b) subject to the terms of the Bid Procedures, the Auction will be conducted openly and all creditors will be permitted to attend (provided that two (2) days' advance written notice is given to counsel for the Debtors), and (c) bidding at the Auction will be transcribed or videotaped in a manner determined by the Debtors.
29.            Upon conclusion of the bidding, the Auction shall be closed, and Debtors, in consultation with the Committee, shall (i) immediately review each Qualified Bid on the basis of financial and contractual terms and the factors relevant to the sale process, including those factors affecting the speed and certainty of consummating the Proposed Sale, and (ii) immediately identify the highest or otherwise best offer for the Acquired Assets (the "Successful Bid" and the entity submitting such Successful Bid, the "Successful Bidder").
30.          The Debtors shall sell the Acquired Assets to the Successful Bidder upon approval of the Successful Bid by the Bankruptcy Court after the Sale Hearing. The Debtors' presentation of a particular Qualified Bid to the Bankruptcy Court for approval does not constitute Debtors' acceptance of the bid. The Debtors will be deemed to have accepted a Bid only when the Bid has been approved by the Court at the Sale Hearing, to be held before the Honorable______________ United States Bankruptcy Judge, in the United States

Bankruptcy Court for the District of Delaware, at the Clerk of the United States Bankruptcy Court for the District of Delaware, Clerk of the Bankruptcy Court, 824 Market Street, 3rd Floor, Wilmington, Delaware 19801, on October 9, 2009 at [_:__)] [_].m. (Prevailing Eastern Time), or as soon thereafter as counsel may be heard.
31.           This Order shall constitute findings of fact and conclusions of law and shall take effect immediately upon execution hereof.
32.           All time periods set forth in this Order shall be calculated in accordance with Bankruptcy Rule 9006(a).
33.           Notwithstanding the possible applicability of Federal Rules of Bankruptcy Procedure 6004(h), 7062, 9014 or otherwise, the terms and conditions of this Order shall be immediately effective and enforceable upon its entry, and no automatic stay of execution shall apply to this Order.
34.           The Debtors are authorized to take all actions necessary to implement this Order.

35.           This Court shall retain jurisdiction with respect to all matters arising from or relating to the interpretation or implementation of this Order and the Bid Procedures,

Dated: ______________________ 2009
Wilmington, Delaware

__________________________________________ UNITED STATES BANKRUPTCY JUDGE

Exhibit C

EXHIBIT 1

Bid Procedures

Exhibit C

BID PROCEDURES 1

Solar Communities, I, LLC ("SCI") and Applied Solar, Inc. ("Applied" and together with SCI, the "Debtors")2 have filed chapter 11 cases pending in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), jointly administered under Case No. 09-_______________. By motion dated July 24, 2009 (the "Motion"), the Debtors seek, among other things, approval of the process and procedures set forth below (the "Bid Procedures") to effectuate the sale of the Acquired Assets (the "Sale"). The Bid Procedures are designed to facilitate a full and fair bidding process to maximize the value of the Acquired Assets for the benefit of the Debtors' creditors and the bankruptcy estate. The Debtors encourage bids for all or substantially all of the Debtors' assets, as well as bids for portions of the Debtors' assets, consistent with the terms set forth below.

On or before October 9, 2009, as further described below, the Bankruptcy Court shall conduct a hearing (the "Sale Hearing") at which time the Debtors shall seek entry of an order (the "Sale Order") authorizing and approving the sale of the Acquired Assets (the 'Proposed Sale") to Quercus APSO, LLC (the "Stalking Horse Purchaser") or to the Successful Bidder (defined below).3

I.	Asset purchase Agreement

On July 24, 2009, the Debtors entered into an asset purchase agreement (the "Agreement") with the Stalking Horse Purchaser, pursuant to which the Stalking Horse Purchaser proposed to acquire the Acquired. Assets. The assets to be purchased as part of the Sale do not include the Excluded Assets. Pursuant to the Agreement, the Stalking Horse Purchaser would provide consideration for the Acquired Assets in an amount equal to the Purchase Price, as defined in Section. 3.1(a) of the Agreement. The Sale contemplated by the Agreement is subject to competitive bidding as set forth herein, and approval by the Bankruptcy Court pursuant to sections 363 and 365 of title 11 of the United States Code (the "Bankruptcy Code").

_____________

1         Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to them in the Agreement (defined herein).

2               The Debtors are the following entities (followed by their tax identification numbers): Solar Communities I, LLC (0750) and Applied Solar, Inc. (0750). The mailing address for all of the Debtors for the purpose of these chapter 11 cases is 3560 Dunhill St., San Diego, CA 92121.

3               "Acquired Assets" shall mean substantially all of the Debtors' assets, as more fully set forth in the Agreement.

II.	Bidding Process.

A.            Participation Requirements

Unless otherwise ordered by the Bankruptcy Court, in order to participate in the bidding process, each person (a "Potential Bidder") must first deliver (unless previously delivered) to the Debtors and their counsel the following items (collectively, the "Participation Requirements"):

(i)	Confidentiality Agreement. An executed confidentiality agreement in form and substance reasonably acceptable to the Debtors (each a "Confidentiality Agreement"); and

(ii)
Proof of Financial Ability to Perform. The most current audited and latest unaudited financial statements (collectively, the "Financials") of the Potential Bidder, or if the Potential Bidder is an entity formed for the purpose of the Sal; Financials of the equity holder(s) of the Potential Bidder or such other form of financial disclosure evidencing the Potential Bidder's ability to close the Sale, the sufficiency of which shall be determined by the Debtors in their reasonable discretion, in consultation with the Committee.

(iii)	Intent to Overbid. A statement of intent to submit an Overbid (as defined below).

A Potential Bidder, after executing a Confidentiality Agreement, providing proof of financial ability to perform, and providing a preliminary interest to Overbid (as defined below), may engage in direct negotiations with landlords; provided, however, that if any such Potential Bidder fails to submit a Qualified Bid, such party shall, in connection with destroying confidential information, certify that it has not entered into an agreement with any landlord for any of the Debtors' locations.

B.            Access to Due Diligence Materials

Upon satisfaction of the Participation Requirements, the Debtors will afford each Potential Bidder (each to thereafter be deemed a "Qualified Bidder") due diligence access to the Acquired Assets through and including one (1) day prior to the Auction (defined below); provided, however, that the Debtors will have no obligation to provide due diligence access thereafter. The Debtors will designate Dalton Sprinkle, Esq. as the representative to coordinate all reasonable requests for additional information and due diligence access for Qualified Bidders.

C.            Bid Deadline

The deadline for submitting bids by a Qualified Bidder shall be September 30, 2009, at 12:00 p.m. (prevailing Eastern Time) (the "Bid Deadline"). A Bid received after the Bid Deadline shall not constitute a Qualified Bid (as defined below).

Prior to the Bid Deadline, a Qualified Bidder that desires to make an offer, solicitation or proposal (a "Bid") shall deliver written. copies of its Bid so as to be received on or before the Bid Deadline by the following: (i) the Debtors, c/o Applied Solar, Inc., 3560 Dunhill St., San Diego, CA 92121, Attn: Dalton Sprinkle, Esq.; (ii) counsel to the Debtors, Cross & Simon, LLC, 913 North Market Street, 11th Floor, Wilmington, DE 19801 Attn: Christopher P. Simon, Esq.; (iii) counsel to the Stalking Horse Purchaser, Morris, Nichols, Arsht & Tunnell LLP, 1201 N. Market St., P.O. Box 1347, Wilmington, DE 198994347, Attn: Gregory W. Werkheiser, Esq., and The Law Offices of Joseph P. Bartlett, P.C., 1900 Avenue of the Stars, 19th FL, Los Angeles, CA 90067, Attn: Joseph P. Bartlett, Esq.; and (iv) counsel to the Committee, if any.

D.           Determination of Qualified Bid Status

To be eligible to participate in the Bidding Process each Qualified Bidder must deliver to the Debtors a written offer so as to be received by the Bid Deadline and that complies with each of the following conditions:

1.
Modified Agreement. A Bid shall include a blank-lined copy of the Agreement (the "Modified Agreement") to show all changes requested by the Bidder, including those related to the Purchase Price; provided, however, that the terms of the Modified Agreement are substantially the same or better than the terms of the Agreement.

2.
Working Capital Adjustment. The Modified Agreement shall contain a provision adjusting the Purchase Price up or down with reference to changes in the Debtors' working capital relative to a measurement target to be provided by the Debtors.

3.
Acquired Assets. Each Bid shall be for all of the Acquired Assets; provided, however, that the Debtors may consider a combination of multiple Bids, each of which is for less than all of the Acquired Assets, so long as (i) such combination of Bids collectively offers an aggregate amount equal to the Minimum Initial Bid (defined below), and (ii) each Bid comprising such combination otherwise meets the requirements of a Qualified Bid (such combination of Bids, a "Combination Bid").

4.
Contingencies. A Bid may not be conditioned on obtaining internal approval or on the outcome or review of due diligence, but may be subject to the accuracy in all material respects at the closing of specified representations and -warranties or the satisfaction in all material respects at the closing of specified conditions, none of which shall be more burdensome than those set forth in the Agreement.

5.
Authorization to Bid. A Bid shall include evidence of authorization and approval from such Qualified Bidder's board of directors (or comparable governing body) with respect to the submission, execution, delivery and closing of the Modified Agreement.

6. Good Faith Deposit. Each initial Overbid or Combination Bid must be accompanied by a cash deposit in an amount equal to 10% of the Bid (the "Good Faith Deposit").

7. Minimum Initial Bid Requirement. Each Qualified Bidder's Bid or Combination Bid shall have an initial minimum bid requirethent equal to the sum of (i) the Purchase Price, (ii) the Expense Reimbursement, and (iii) $250,000 (the "Minimum Initial Bid").

8.  Other Evidence. Bach Bid or Combination Bid must contain evidence satisfactory to the Debtors that the bidder is reasonably likely (based on availability of financing, experience and other considerations) to be able to timely consummate a purchase of the Acquired Assets if selected as the Successful Bidder (as defined below).

9.  Notwithstanding anything to the contrary herein, nothing shall prohibit the Contract Parties from submitting written proposals, at any time, to have their contracts or leases rejected or terminated.

A Bid received from a Qualified Bidder before the Bid Deadline that meets the above requirements, in the Debtors' reasonable discretion (taking into account the terms and conditions of any assumed debt obligations), - after consultation with the Committee, and that satisfies the Bid Deadline requirement above, shall constitute a qualified bid ("Qualified Bid"). In the event that a Bid is determined not to be a Qualified Bid in accordance with the conditions set forth above, the Qualified Bidder shall be refunded its Good Faith Deposit and all accumulated interest thereon within three (3) business days after that determination.

The Stalking Horse Purchaser is a Qualified Bidder and the Agreement is a Qualified Bid.

E. Bid Protections

The Debtors have agreed that the Debtors must, in the circumstances enumerated in the Agreement, pay to the Stalking Horse Purchaser the Expense Reimbursement (as defined in the Agreement). The payment of the Expense Reimbursement shall be governed by the provisions of the Agreement and the Bid Procedures Order, but shall not require duplicative payment of reimbursable expenses provided for in the Budget approved by the Court in the Interim DIP Order.

III. Auction

In the event that the Debtors receive at least one (1) Qualified Bid (other than the Stalking Horse Purchaser) by the Bid Deadline, the Debtors shall conduct an auction (the "Auction") of the Acquired Assets to determine the highest or otherwise best bid with respect to the Acquired Assets. No later than October 7, 2009 at 4:00 p.m. (prevailing Eastern Time), the Debtors will notify all Qualified Bidders of (i) the highest or otherwise best Qualified Bid, (the "Baseline Bid") and (ii) the time and place of the Auction. The Auction shall commence at 9:00

a.m. (prevailing Eastern Time) on October 8, 2009 at the offices of Cross & Simon, LLC, 913 North Market Street, 11th Floor, Wilmington, Delaware 19801.4

If, however, no such Qualified Bid other than that of the Stalking Horse Purchaser is ,received by the Bid Deadline, the Debtors will report the same to the Bankruptcy Court, will declare the Stalking Horse Purchaser the Successful Bidder and will proceed with the Sale pursuant to the terms of the Agreement, upon entry of an order approving the sale of the Acquired Assets to the Stalking Horse Purchaser.

The Auction shall be conducted according to the following procedures:

A. Participation in the Auction

Only Debtors, the Stalking Horse Purchaser, any representative of the Committee and any Qualified Bidder who has timely submitted a Qualified Bid (and professional advisors to each of these parties) may attend the Auction. Additionally, other persons that are parties in interest (as such term is used in 11 U.S.C. § 1109(b)) in the Debtors' chapter 11 CMS may attend the public portions of the Auction, if such person(s) have provided Debtors' counsel with at least two (2) business days prior written notice of their intention to do so. The ability to attend the Auction does not entitle any person to participate at the Auction other than the Stalking Horse Purchaser, any representative of the Committee and any Qualified Bidder who has timely submitted a Qualified Bid (and professional advisors to each of these parties).

Only the Stalking Horse Purchaser and other Qualified Bidders may make any subsequent Qualified Bids at the Auction. The Debtors and their professional advisors shall direct and preside over the Auction in consultation with the Committee. Bidding at the Auction shall begin with the Baseline Bid, which, in the event such Baseline Bid is not that of the Stalking Horse Purchaser, shall be in an amount at least equal to the Minimum Initial Bid. All Bids made thereafter shall be Overbids (as defined below), and shall be made and received on an open basis, and all material terms of each Bid shall be fully disclosed to all other Qualified Bidders and the Stalking Horse Purchaser, The Debtors shall maintain, a transcript of all Bids made and announced at the Auction, including the Baseline Bid, all Overbids and the Successful Bid (as defined below).

B. Terms of Overbids

An "Overbid" is any bid made at the Auction subsequent to the Debtors' announcement of the Baseline Bid. Any Qualified Bidder's initial Overbid shall be at least $250,000 in excess of the Baseline Bid and each subsequent Overbid must made in increments of at least $100,000

_____________________

4 If the date or location of the Auction is changed, the Debtors will use reasonable efforts to provide prior notice by e-mail, facsimile or similarly expeditious means to (i) Qualified Bidden who have made Qualified Bids, (ii) counsel for the Stalking Horse Purchaser, (iii) counsel for the Committee and (iv) the Office of the United States Trustee (the "U.S. Trustee"),

over the previous highest or otherwise best bid. Additional consideration in excess of the amount set forth in the Baseline Bid may include a combination of cash and assumed debt obligations; provided however, any Overbid made by the Stalking Horse Purchaser may be in the form of a credit bid to the extent permitted under section 363(k) of the Bankruptcy Code.

Each Overbid must comply with the conditions for a Qualified Bid set forth above other than the Minimum Initial Bid requirement. Any Overbid made by a Qualified Bidder must remain open and binding on the Qualified Bidder until and unless the Debtors accept a higher or otherwise better Qualified Bid as an Overbid. The Debtors, in consultation with the Committee, shall announce at the Auction the material terms of each Overbid and the basis for calculating the total consideration offered in each such Overbid.

C. Closing the Auction

Upon conclusion of the bidding, the Auction shall be closed, and the Debtors, in consultation with the Committee, shall (i) immediately review each Qualified Bid on-the basis of financial and contractual terms and the factors relevant to the sale proceSs, including those factors affecting the speed and certainty of consummating the Sale, and (ii) immediately determine, in the Debtors reasonable discretion (taking into account the terms and conditions of any assumed debt obligations) the highest or otherwise best offer for the Acquired Assets (the "Successful Bid", the entity submitting such Successful Bid, the "Successful Bidder") and the second highest or otherwise best Qualified Bid (the "Back-up Bid"). Any Successful Bid must not be conditioned upon satisfaction of a financing contingency.

Within two (2) business days after conclusion of the Auction, the Successful Bidder must supplement its Good Faith Deposit such that its Good Faith Deposit equals 10% of the cash portion of the Successful Bid, provided, however, that if the Stalking Horse Purchaser is the Successful Bidder, no deposit shall be required.

The Good Faith Deposits of the Successful Bidder and the Back-Up Bidder will be retained by the Debtors and such Qualified Bids will remain open until the closing of a Sale with the Successful Bidder in respect of the Successful Bid. The Good Faith Deposits of all other Qualifying Bidders shall be returned promptly after the entry of the Sale Order. The Good Faith Deposit of the Back-Up Bidder shall be returned promptly after the closing of the sale to the Successful Bidder.

D. Failure to Close

In the event the Successful Bidder fails to consummate the sale as a result of the Successful Bidder's default or breach under the applicable purchase agreement in accordance with the terms of such purchase agreement by the closing date contemplated in such purchase agreement, the Debtors shall have the right to: (i) retain the Successful Bidder's Good Faith Deposit and seek additional damages in the bankruptcy court against such party and (ii) in consultation with the Committee, be authorized but not required, to consummate a transaction in respect of the Back-Up Bid with the Back-up Bidder without further order of the Bankruptcy

Court, if applicable, and closure of such transaction shall not act as an election of remedy or prevent the Debtors from pursuing additional damages against the Successful Bidder.

E. Consent to Jurisdiction as Condition to Bidding

All Qualified Bidders shall be deemed to have consented to the core jurisdiction of the Bankruptcy Court and waive any right to a jury trial in connection with any disputes relating to the Auction and any such transaction agreement related thereto, and the construction and enforcement of the Qualified Bidder's contemplated Sale documents, as applicable.

IV. Acceptance of Successful Bid

The Debtors shall sell the Acquired Assets to the Successful Bidder upon the approval of the Successful Bid by the Bankruptcy Court after the Sale Hearing, The Debtors' presentation of a particular Qualified Bid to the Bankruptcy Court for approval does not constitute the Debtors' acceptance of the bid. The Debtors will be deemed to have accepted a Bid only when the Bid has been approved by the Bankruptcy Court at the Sale Hearing.

V.  Expense Reimbursement

To the extent the Stalking Horse Purchaser is entitled to the Expense Reimbursement pursuant to the terms of the Agreement, such payment shall not exceed $350,000.00.

VI. Sale Hearing

The Sale Hearing shall be conducted by the Bankruptcy Court on or before October 9, 2009.

VII. Return of Good Faith Deposit

The Good Faith Deposit of the Successful Bidder shall be applied to the Purchase Price of such transaction at Closing. The Good Faith Deposits of all other Qualified Bidders shall be held in an interest-bearing escrow account until the Termination Date, and thereafter returned to the respective bidders. If a Successful Bidder fails to consummate an approved sale because of a breach or failure to perform on the part of such Successful Bidder, the Debtors shall be entitled to retain the Good Faith Deposit as part of its damages resulting from the breach or failure to perform by the Successful Bidder.

VIII.  Modifications

The Bid Procedures may not be modified except with the express written consent of the Debtors and the Stalking Horse Purchaser.

The Debtors, in their reasonable discretion, after consultation with the Committee, may (a) determine, which Qualified Bid, if any, is the highest or otherwise best offer and (b) reject at any time before entry of an order of the Bankruptcy Court approving a Qualified Bid, any Bid that is (i) inadequate or insufficient, (ii) not in conformity with the requirements of the Bankruptcy Code, the Bid Procedures, or the terms and conditions of sale, or (iii) contrary to the best interests of the Debtors, their estates and creditors. Moreover, the Debtors, after consultation with the Committee, shall have the right to adopt such other rules for the Bid Procedures which, in their sole judgments will better promote the goals of the Bid Procedures and which are not inconsistent with any order of the Baokniptcy Court.

Exhibit C

EXHIBIT 2

Sale Notice

Exhibit C

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	) )	Chapter 11
SOLAR COMMUNITIES I, LLC, et al.,1	) )	Case No. 09-_____ (___)
Debtors.	) )	Joint Administration Requested

NOTICE OF BID DEADLINE, AUCTION, AND SALE HEARING IN CONNECTION
WITH THE SALE OF SUBSTANTIALLY ALL OF THE DEBTORS' ASSETS

NOTICE IS HEREBY GIVEN, as follows:

1. On July 24, 2009, the above-captioned debtors and debtors in possession (the "Debtors") filed a motion seeking approval of; among other things (1) bid procedures (the "Bid Procedures") and bid protections in connection with the sale of substantially all of the Debtors' assets (the "Acquired Assets"); (ii) procedures to determine cure amounts and deadlines for objections to certain contracts and leases to be assumed and assigned by the Debtors; and (iii) related relief (the "Bid Procedures Motion") with the United States Bankruptcy Court for the District of Delaware (the "Court"). By order dated __________ __, 2009, the Court approved the Bid Procedures and the Bid Procedures Motion (the "Bid Procedures Order").

2. The Debtors have entered into an asset purchase agreement (the "Agreement") with Quercus APSO, LLC (the "Stalking Horse Bidder") for the sale of the assets free and clear of all pledges, liens, security interests, encumbrances, claims, charges, options and interests thereon to the maximum extent permitted by section 363 of the Bankruptcy Code, but as set forth in the Bid Procedures, the sale of the Acquired Assets remains subject to competing offers from any prospective bidder that submits a Qualified Bid (as defined in the Bid Procedures attached to the Bid Procedures Order).

3. All interested parties are invited to submit a Qualified Bid and to make offers to purchase the Acquired Assets in accordance with the terms of the Bid Procedures and the Bid Procedures Order, copies of which are included herewith, The deadline to submit bids (the "Bid Deadline") is September 30, 2009 at 12:00 p.m. (prevailing Eastern Time).

4. Pursuant to the Bid Procedures Order, the Debtors may conduct an auction (the "Auction") for the sale of the Acquired Assets at the offices of Cross & Simon, LLC, 913 North Market Street, Eleventh Floor, Wilmington, Delaware 19801 on October 8, 2009 at 9:00

________________________

1 The Debtors. are the following entities: Solar Communities I, LLC and Applied Solar, Inc, The mailing address for all of the Debtors for the purpose of these chapter 11 cases is 3560 Dunhill St., San Diego, CA 92121.

a.m. (prevailing Eastern time), or at such other place and time as the Debtors shall notify all parties that submitted Qualified Bids.

5. Objections, if any, to the proposed Sale, including without limitation to the sale of the Acquired Assets free and clear of liens, claims, encumbrances and interests pursuant to section 363(f) of the Bankruptcy Code, shall: (a) be in writing; (b) comply with the Bankruptcy Rules and the Court's local rules; (c) be filed with the Clerk of the Court, Clerk of the Bankruptcy Court, 824 Market Street, 3" Floor, Wilmington, Delaware 19801, by 4:00 p.m. (prevailing Eastern Time) on October 2, 2009 (the "Objection Deadline"); and (d) be served so as to be received by the Objection Deadline by: (1) the Debtors, c/o Applied Solar, Inc., 3560 Duznlxill St., San Diego, CA 92121, Attn: Dalton Sprinkle, Esq.; (ii) counsel to the Debtors, Cross & Simon, LLC, 913 North Market Street, llth Floor, Wilmington, DE 19801 Attn: Christopher P. Simon, Esq.; (iii) counsel to the Stalking Horse Purchaser, Moths, Nichols, Arsht & Tunnell LLP, 1201 N. Market St., P.O. Box 1347, Wilmington, DE 19899-1347, Attn: Gregory W. Werkheiser, Esq., and The Law Offices of Joseph P. Bartlett, P.C., 1900 Avenue of the Stars, 19th Fl., Los Angeles, CA 90067, Attn: Joseph P. Bartlett, Esq.; (iv) counsel to the Committee, if any; and (v) the United States Trustee, 844 King Street, Suite 2207, Lockbox 35, Wilmington, DE 19801.

6. At a hearing on October 9, 2009 at __:__ _.m. (prevailing Eastern Time) or such other time as the Court shall determine (the "Sale Hearing"), the Debtors intend to seek the Court's approval of the sale of the Acquired Assets to the Stalking Horse Bidder pursuant to the terms of the Agreement, or to a bidder submitting the highest, best or otherwise financially superior offer at the Auction (the "Successful Bidder"). The Sale Hearing will be held before the Honorable ______________, United States Bankruptcy Judge, at the United States Bankruptcy Court for the District of Delaware, 824 Market Street, __th Floor, Courtroom #__, Wilmington, Delaware 19801. At the Sale Hearing, the Bankruptcy Court may enter such orders as it deems appropriate under applicable law and as required by the circumstances and equities of these chapter 11 cases.

7. Requests for a copy of the Agreement or for any other information concerning the sale of the Acquired Assets should be directed by written request to Debtors' Counsel. In addition, copies of such documents are available for download at ___________________________.

Dated _____________, 2009	CROSS & SIMON, LLC
Wilmington, Delaware
By: _________________________________

Christopher P. Simon (No. 3967)
Kevin S. Mann (No. 4576)
Joseph Grey (No. 2358)
913 North Market Street, 11th Floor
P.O. Box 1380
Wilmington, Delaware 19899-1380
Tel: (302) 777-4200
Fax: (302) 777-4224

Proposed Counsel for Debtors and
Debtors in Possession

Exhibit C

EXHIBIT 3

Cure Notice

Exhibit C

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	) )	Chapter 11
SOLAR COMMUNITIES I, LLC, et al.,1	) )	Case No. 09-_____ (___)
Debtors.	) )	Joint Administration Requested

NOTICE OF DEBTORS' INTENT TO ASSUME AND ASSIGN CERTAIN LEASES AND
EXECUTORY CONTRACTS AND FIXING OF CURE AMOUNTS

NOTICE IS HEREBY GIVEN, as follows:

1. On July 24, 2009, the above-captioned debtors and debtors in possession (the "Debtors") filed a motion seeking approval of =icing other things (1) bid procedures (the "Bid Procedures") and bid protections in connection with the sale of substantially all of the Debtors' assets (the "Acquired Assets"); (ii) procedures to determine cure amounts and deadlines for objections to certain contracts and leases to be assumed and assigned by the Debtors; and (iii) related relief (the "Bid Procedures Motion") with the United States Bankruptcy Court for the District of Delaware (the "Court"). By order dated ____________ __, 2009, the Court approved the Bid Procedures and the Bid Procedures Motion (the "Bid Procedures Order"). A copy of the Bid Procedures Order is annexed hereto as Exhibit A.

2. At a hearing on October 9, 2009 at __:___ _.m. (prevailing Eastern time) or such other time as the Court shall determine (the "Sale Heating"), the Debtors intend to seek approval of the sale of the Acquired Assets free and clear of all pledges, liens, security interests, encumbrances, claims, charges, options and interests thereon to the maximum extent permitted by section 363 of the Bankruptcy Code (the "Sale") to Quercus APSO, LLC (the "Stalking Horse Bidder") pursuant to the terms of a purchase agreement with the Stalking Horse Bidder (the "Agreement") or to another successful bidder or bidders for the Acquired Assets (the "Successful Bidder"), as determined via an auction (the "Auction") to be held by the Debtors.

3. Pursuant to the Cure Procedures, at the Sale Hearing, the Debtors intend to seek to assume and assign certain unexpired leases and executory contracts (collectively, the "Assumed and Assigned Contracts") to the Stalking Horse Bidder pursuant to section 365 of the Bankruptcy Code. You have been identified as a party to 'a contract or lease that the Debtors may seek to assume and assign. (an "Assignable Agreement"). The Assignable Agreement with

____________________

1 The Debtors are the following entities: Solar Communities I, LLC and Applied Solar, Inc. The mailing address for all of the Debtors for the purpose of these chapter 11 cases is 3560 St., San Diego, CA 92121.

respect to which you have been identified as a non-Debtor party and the corresponding proposed cure amount (the "Cure Amount") are set forth on Exhibit B annexed hereto.

4. The Debtors believe that all defaults and actual pecuniary losses under the Assignable Agreements that are required to be cured can be cured by the payment of the Cure Amount.

5. Objections to the proposed assumption and assignment of Assignable Agreements ("Agreement Objections"), including but not limited to the proposed Cure Amounts, and/or adequate assurance of future performance shall: (a) be in writing; (b) as applicable, state with specificity (i) the cure amount that you believe is required and/or (ii) the adequate assurance of future performance that you believe is required; (c) comply with the Bankruptcy Rules and the Court's local rules; (d) be filed with the Clerk of the Court, Clerk of the Bankruptcy Court, 824 Market Street, 3rd Floor, Wilmington, Delaware 19801, by 4:00 p.m. (prevailing Eastern Time) on October 2, 2009 (the "Agreement Objection Deadline"); and (e) be served so as to be received by the Agreement Objection Deadline by: (i) the Debtors, c/o Applied Solar, Inc., 3560 Dunhill St., San Diego, CA 92121, Attn: Dalton Sprinkle, Esq.; (ii) counsel to the Debtors, Cross & Simon, LLC, 913 North Market Street, 11th Floor, Wilmington, DE 19801 Attn: Christopher P. Simon, Esq.; counsel to the Stalking Horse Purchaser, Morris, Nichols, Arsht & Tunnell LLP, 1201 N. Market St., P.O. Box 1347, Wilmington, DE 19899-1347, Attn: Gregory W, Werkheiser, Esq., and The Law Offices of Joseph P. Bartlett, 1900 Avenue of the Stars, 19th Fl., Los Angeles, CA 90067, Attn: Joseph P. Bartlett, Esq.; (iv) counsel to the Committee, if any; and (v) the United States Trustee, 844 King Street, Suite 2207, Lockbox 35, Wilmington, DE 19801; provided; however, that in the event the Auction results in a Successful Bidder other than the Stalking Horse Purchaser, the deadline for objecting to the assignment of executory contracts and unexpired leases to such Successful Bidder shall be the commencement of the Sale Hearing.

6. Unless the Agreement Objection, is timely filed and served, the assumption, sale and assignment of the applicable Assumed and Assigned Contract will proceed without further notice.

7. If no Cure Amount is due under the Assumed and Assigned Contract, and the non-Debtor party to such agreement does not otherwise object to the Debtors' assumption, sale and assignment of such agreement, no further action need to be taken on the part of that non- Debtor party.

8.  Any person or entity receiving this Notice that fails to file an objection on a timely basis (a) shall be forever enjoined and barred from seeking any additional amount on account of the Debtors' cure obligations under section 365 of the Bankruptcy Code or otherwise from the Debtors, their estates, or the Stalking Horse Bidder on account of the assumption and assignment of'such executory contract or unexpired lease and deemed to have consented to the proposed assumption and assignment; and (b) upon approval by the Court of the assignment to the Stalking Horse Bidder of the Assumed and Assigned Contracts, shall be deemed to have waived any right to object, consent, condition or otherwise restrict any such assumption and assignment.

9. A hearing on Agreement Objections may be held (a) at the Sale Hearing, or (b) at such other date prior to or after the Sale Hearing as the Court may designate upon request by the Debtors.

10. The Debtors' decision to assume and assign. the Assignable Agreements is subject to the Court's approval and consummation of the Sale. Absent consummation of the Sale, each Assignable Agreement shall not be deemed either assumed or assigned and shall in all respects be subject to further administration under the Bankruptcy Code. The designation of any agreement as an Assignable Agreement shall not constitute or be deemed to be a determination or admission by the Debtors or the Stalking Horse Bidder that such document is, in fact, an executory contract or unexpired lease within the meaning of the Bankruptcy Code (all rights with respect thereto being expressly reserved).

11.The Debtors reserve the right to remove any Assignable Agreement from any proposed asset sale and to withdraw the request to assume and assign any such Assignable Agreement.

Dated _____________, 2009	CROSS & SIMON, LLC
Wilmington, Delaware
By: _________________________________

Christopher P. Simon (No. 3967)
Kevin S. Mann (No. 4576)
Joseph Grey (No. 2358)
913 North Market Street, 11th Floor
P.O. Box 1380
Wilmington, Delaware 19899-1380
Tel: (302) 777-4200
Fax: (302) 777-4224

Proposed Counsel for Debtors and
Debtors in Possession

Exhibit C

EXHIBIT 4

Publication Notice

Exhibit C

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	) )	Chapter 11
SOLAR COMMUNITIES I, LLC, et al.,1	) )	Case No. 09-_____ (___)
Debtors.	) )	Joint Administration Requested

NOTICE OF BID DEADLINE, AUCTION, AND SALE HEARING IN CONNECTION
WITH THE SALE OF SUBSTANTIALLY ALL OF TEE DEBTORS' ASSETS

NOTICE IS HEREBY GIVEN, as follows:

1. On July 24, 2009, Solar Communities I, LLC and Applied Solar, Inc., each filed voluntary petitions under chapter 11 of title 11 of the United States Code (as amended, the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court"). The mailing address for all of the Debtors for the purpose of these chapter 11 cases is 3560 Dunhill St., San Diego, CA 92121.

2. On the same day, the Debtor's filed a motion seeking approval of, among other things: (i) bid procedures (the "Bid Procedures") and bid protections in connection with the sale of substantially all of the Debtors' assets (the "Sale"); (ii) procedures to determine cure amounts and deadlines for objections to certain contracts and leases to be assumed and assigned by the Debtors; and (iii) related relief (the "Bid Procedures Motion"). By order dated ___________ __, 2009, the Court approved the Bid Procedures and the Bid Procedures Motion.

2. The Debtors have entered into an asset purchase agreement (the "Agreement") with Quercus APSO, LLC (the "Stalking Horse Bidder") for the sale, subject to higher, and better offers, of the assets free and clear of all pledges, liens, security interests, encumbrances, claims, charges, options and interests thereon to the maximum extent permitted by section 363 of the Bankruptcy Code.

3. Objections, if any, to the proposed Sale, including without limitation to the sale of the Acquired Assets free and clear of liens, claims, encumbrances and interests pursuant to section 363(f) of the Bankruptcy Code, shall: (a) be in writing; (b) comply with the Bankruptcy Rules and the Court's local rules; (c) be filed with the Clerk of the Court, Clerk of the Bankruptcy

______________________

1 The Debtors in these proceedings, along with the last four digits of each Debtor's federal tax identification number, are Solar Communities I, LLC (0750) and Applied Solar, Inc. (0750). The Debtors' corporate headquarters and the service address for each Debtor is 3560 Dunhill Street, San Diego, California 92121.

Court, 824 Market Street, 3'1 Floor, Wilmington., Delaware 19801, by 4:00 pm. (prevailing Eastern Time) on October 2, 2009 (the "Objection Deadline"); and (d) be served so as to be received by the Objection Deadline by: (1) the Debtors, c/o Applied Solar, Inc., 3560 Dunhill St., San Diego, CA 92121, Attn: Dalton Sprinkle, Esq.; (ii) counsel to the Debtors, Cross & Simon, LLC, 913 North Market Street, 11th Floor, Wilmington, DE 19801 Attn: Christopher P. Simon, Esq.; (iii) counsel to the Stalking Horse Purchaser, Morris, Nichols, Arsht & Tunnell LLP, 1201 N. Market St., P.O. Box 1347, Wilmington, DE 19899-1347, Attn: Gregory W. Werkheiser, Esq., and The Law Offices of Joseph P. Bartlett, P.C., 1900 Avenue of the Stars, 19th FL, Los Angeles, CA 90067, Attn: Joseph P. Bartlett, Esq.; (iv) counsel to the Committee, if any; and (v) the United States Trustee, 844 King Street, Suite 2207, Lockbox 35, Wilmington, DE 19801.

4. At a hearing on October 9, 2009 at • (prevailing Eastern Time) or such other time as the Court shall determine (the "Sale Hearing"), the Debtors intend to seek the Court's approval of the Sale to the Stalking Horse Bidder pursuant to the terms of the Agreement, or to a bidder submitting the highest, best Or otherwise financially superior offer at an auction. The Sale Hearing will be held before the Honorable , United States Bankruptcy Judge, at the United States Bankruptcy Court for the District of Delaware, 824 Market Street, Floor, Courtroom #___, Wilmington, Delaware 19801. At the Sale Hearing, the Bankruptcy Court may enter such orders as it deems appropriate under applicable law and as required by the circumstances and equities of these chapter 11 cases.

5. Requests for a copy of the Agreement or for any other information concerning the sale of the Acquired Assets should be directed by written request to Debtors' Counsel. In addition, copies of such documents are available for download at _____________________.

By Order of the United States Bankruptcy Court for the District of Delaware _________________, 2009	CROSS & SIMON, LLC 913 North Market Street, 11th Floor Wilmington, Delaware 19801 Proposed Counsel to the Debtors

Exhibit D

BILL OF SALE

THIS BILL OF SALE, dated as of ____________, 2009, is made by and among Applied Solar, Inc., a Nevada corporation, and Solar Communities I, LLC, a Delaware limited liability company (collectively, "Sellers"), and Quercus APSO, LLC, a Delaware limited liability company ("Purchaser").

RECITALS

WHEREAS, Purchaser and Sellers entered into that certain Asset Purchase Agreement dated as of July 24, 2009 (the "Purchase Agreement"), pursuant to which Sellers have agreed to sell, and Purchaser has agreed to purchase, the Acquired Assets; and

WHEREAS, pursuant to the terms of the Purchase Agreement and by this Bill of Sale, Sellers are selling, assigning, transferring and conveying all of Sellers' right, title and interest in, to and under the Acquired Assets;

NOW THEREFORE, in consideration of the foregoing and of the consideration set forth in the Purchase Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.  Capitalized terms not otherwise defined in this Bill of Sale have the meanings ascribed to them in the Purchase Agreement.

2.  Sellers hereby sell, convey, transfer, assign and deliver to Purchaser, and Purchaser hereby purchases and acquires from Sellers, all of Sellers' rights, titles and interests in the Acquired Assets that are tangible personal property. Sellers, for themselves, their successors and assigns, irrevocably constitute and appoint Purchaser, its successors and assigns, and each of them, the true and lawful attorney of Sellers, their successors and assigns, with full power of substitution and gives and grants unto Purchaser, its successors and assigns, and each of them, full power and authority in the names of Sellers, their successors and assigns, at any time and from time to time, to demand, sue for, recover and receive any and all rights, demands, claims and causes of action of every kind and description whatsoever incident or relating to the Acquired Assets that are tangible personal property, for the purpose of fully vesting in Purchaser, its successors and assigns, all and singular, all the right, title and interest in and to the Acquired Assets that are tangible personal property, in each case, to the extent not explicitly inconsistent with the Purchase Agreement.

3. This Bill of Sale will be binding from and after its execution upon Sellers and Purchaser and their respective successors and assigns.

4. To the extent any term, condition or provision of this Bill of Sale is in any way inconsistent with or in conflict with any temp, condition or provision of the Purchase Agreement, the Purchase Agreement shall govern and control.

5. This Bill of Sale may be executed in one or more counterparts, all of which shall constitute one and the same instrument, Any such counterpart, to the extent delivered by means of an Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

6. This Bill of Sale shall he construed, performed and enforced in accordance with and governed by, the Laws of the State of Delaware (without giving effect to the principles of conflicts of Laws thereof).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Bill of Sale to be duly executed as of the date first written above.

PURCHASER:

QUERCUS APSO, LLC

By:           _______________________
Name:
Title:

SELLERS:

APPLIED SOLAR, INC.

By:           _______________________
Name:
Title:

SOLAR COMMUNITIES I, LLC

By:           _______________________
Name:
Title:

[SIGNATURE PAGE TO BILL OF SALE]

Asset Purchase Agreement
Among
Quercus APSO, LLC, Applied Solar; Inc. and Solar Communities I,
LLC
Dated July 24, 2009

Disclosure Schedules

Reference is made to the Asset Purchase Agreement, dated as of July 24, 2009 (the "Agreement") among Quercus APSO, LLC, as Purchaser, and Applied Solar, Inc. and Solar Communities I, LLC, as Sellers. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Agreement. Unless specifically indicated otherwise, the names of the parties to the various agreements referenced in these Schedules arc used as they were used in such agreements. The headings in these Schedules are for reference only and shall not affect the interpretation of the Agreement or these Schedules.

These Schedules are to be read in their entirety and are subject in their entirety to the entry of the Bankruptcy Sale Order, the effect of the commencement and continuation of the Bankruptcy Case and the terms and conditions of the Bankruptcy Sale Order. Nothing in these Schedules is intended to broaden the scope of any representation or warranty contained in the Agreement The disclosure of any item in the Article IV sections of these Schedules is disclosure of that item for all purposes for which disclosure is required under Article N of the Agreement and is disclosure in all appropriate Article IV Schedules provided that the description of an item in a particular Schedule on its face contains information adequate to info= a reader of the applicability of such item to other. Inclusion of any item in these Schedules (1) does not represent a determination by Sellers that such item is material and shall not be deemed to establish a standard of materiality and (2) does not represent a determination by Sellers that such item did not arise in the ordinary course of business or is required to be disclosed in response to such item.

Schedule 1.1-1
Leased Property

See Schedule 4.6

Schedule 1.1-2
Liens for Taxes

San Diego County Treasury — Tax Collector             Property Tax                 Not contested             $251,41

County of Nevada California                                          Property Tax                 Not contested             $2,481.96

Schedule 1.1-3
Statutory Liens

David Gelbaum and Monica Chavez Gelbaum, Co-Trustees		File Date	Lapse Date
of the Quercus Trust	State of Nevada	5/1/2008
Toyota Motor Credit Corporation	California	7/10/2006	7/10/2011
David Gelbaum and Monica Chavez Gelbaum, Co-Trustees of the Quercus Trust	California	4/30/2008	4/30/2013

Schedule 1.1-4
Other Liens

See Schedule 1.1-3

Schedule 2.2(f)
Other Excluded Assets

None.

Schedule 2.2(h)
Non-Assignable Permits

None.

Schedule 2.3(f)
Other Assumed Liabilities

None.

Schedule 2.3(g)
Identified A/P

Duffy Research - Recruitment Firm	$39,937.50
Exponent	38,566.84
Accountants Direct - Recruitment Firm	22,875.00
Patricia Eckert	18,750.00
Jatco	16,852.51
Metaspot Networks	16,006.98
Edelstein and Gilbert	14,605.00
Simpler & Simpler	10,175.00
Precision Litho	9,370.45
Expansion Media, LLC	6,870.00
Indigo Post	6,326.76
Pride Industries	6,195.28
Public Policy Partners,	5,000.00
CleanTech San Diego	5,000.00
Darrow Associates, Inc.	4,000.00
Full Spectrum Computing	3,102.75
Messina Design	3,053.12
Speakeasy Communications	3,040.00
Renewable Energy Investm	1,719.20
Pacific Building Mainten	1,572.44
Z-Source International,	1,282.36
Jack Nadel International	882.32
Del Mar Blue Print	522.91
$235,706.42

Schedule 2.3(h)
Assumed Membrane Warranty Obligations

				Estimated
Customer Name	Project	State	Qty.	Cost
Integrated Power	Savoy	CA	90	$187,000
Stellar	Bank of Willets	CA	88	$189,000
Stellar	SFPUC CDD	CA	270	$580,900
				$956,000

Schedule 2.3(i)
Assumed Tile Warranty Obligations

			Estimated
Customer Name	Project	State	Cost

[Tahoe]	Sierra Nevada	CA	$209,000
N/A			$277,000*
			$486,000

*Estimated amount necessary to provide for warranty replacement of all previously sold the products by Debtor at an assumed failure rate equal to 3% (when combined with Tahoe Project above.)

Schedule 2.4(a)(xxiv)
Other Excluded Liabilities

None.

Schedule 2.5(a)
Assignable Contracts - Subject to Rejection

•	Lease Agreement between IR Associates, II and Open Energy (1415 Whispering Pines Lane Ste 600 Grass Valley facility)
•	Lease Agreement between Petag, Inc. and Open Energy (355 Crown Pt. Circle, Suite A, B, C, & D Grass Valley, CA 95945)
•	Lease Agreement between Generation Properties, L,P, and Open Energy (514 Via de la Valle, Suite 200, Solana Beach, CA 92075)
o	First Amendment between Generation Properties, L.P. and Open Energy (514 Via de la Valle, Suite 208, Solana Beach, CA 92075)
•	Lease Second Amendment between Generation Properties, L.P. and Open Energy (514 Via de la Valle, Suite 206, Solana Beach, CA 92075)
•	Lease Agreement between Mortgage Loan Specialist, Inc. and Open Energy (514 Via de la Valle, ,Suite 20,1, Solana Beach, CA 92075)
•	Contract — Salesforce.com — Marketing (contract not available)
•	Lease between - Toyota Financial Services and Open Energy (Forklift lease LA46043) —Signed June 2006
•	Lease agreement - Ray Morgan Company — (single copier).
•	Engagement letter — Patricia Eckert - lobbyist
•	Engagement letter — Edelstein and Gilbert — lobbyist
•	Engagement letter — Darrow Associates, Inc. — Investor Relations
•	Engagement letter — Speakeasy Communication — Public Relations

Schedule 4.3(a)
Conflicts

None

Schedule 4.3(b)
Consents of Third Parties

None

Schedule 4.5
Contracts - Material

•	Lease Agreement between Roselle-Dunhill, LLC and Applied Solar (3560 Dunhill, San Diego, CA 92121)
•
Manufacturing & Pm-chase Order Agreement between Open Energy and Burlingame Industries, Incorporated, DBA Eagle Roofing Products. Dated September 16 2008. Marketing Development Agreement between Open Energy and Burlingame Industries, Incorporated, DBA Eagle Roofing Products. Dated December 23, 2008.

•	Forbearance and Repayment Agreement between Stunted America, Inc. and Open Energy Corporation. Dated September 12, 2008.
•	Manufacturing and License Agreement between Suntech America, Inc. and Open Energy Corporation, dated as of November 25, 2008 (tile license).
•	Manufacturing and License Agreement between Suntech America, Inc. and Open Energy Corporation dated as of December 17, 2008 (membrane license).
•	Agreement of Purchase and Sale on2009 between Suntech America, Inc. and The Quercus Trust
•	Solar Communities Service Agreement — Market Development and Service Agreement dated December 23, 2008
•	System Purchase Agreement Advance Telemetry — October 31, 2008
•	Binding Memorandum of Understanding — Advance Telemetry — October 1, 2008
•	Employment Agreement - Aidan H. Shields dated June 15, 2007
•	Employment Agreement - David Field dated November 1, 2006 and Amendment No. 1 to the Employment Agreement dated June 15, 2007
•	Employment Agreement - Christopher S. Oopal - dated as of November 1, 2007
•	Severance Agreement - Aidan H. Shields
•	Severance Agreement - David Field
•	Severance Agreement - Dalton W. Sprinkle
•	Severance Agreement - Christopher S. Gopal

Schedule 4.6
Real Property Leases -

Lessor	Location	City	State	Sq. Ft.	Lease Started	Lease End	Monthly Rent	Primary Use
Roselle-Dunhill	3560 Dunhill Street	San Diego	CA	14106	Apr-09	3u1-13	$ 26,096.00	G&A, R&D
Generation
Properties	514 Via de la Valle, Suite #200	Solana Beach	CA	936	Nov-05	May-09	$ 3,364.72	Abandon
Mortgage Loan Specialist	514 Via de la Valle, Suite #201	Solana Beach	CA	1,169	Apr-07	Oct-09	$ 3,385.08	Abandon
Generation
Properties	514 Vie de la Valle, Suite #206	Solana Beach	CA	1,384	Jan-08	Jun-08	$ 4,359.60	Abandon
Generation
Properties	514 Vla de la Valle, Suite #208	Solana Beach	CA	755	Jun-06	May-09	$ 2,266.13	Abandon

JR Associates II	1415 Whispering Pines Lane, Suite 150	Grass Valley	CA	7,962	Oct-06	Sep-09	$ 12,999.10	Manf. R&D
Petag, Inc.	355 Crown Point Circle, Suite A-G	Grass Valley	CA	2,400	Feb-08	Jan-09	$ 9,913.36	Storage

Equipment Leases:

Monthly
Lessor	Description	payment	Location	Begin Date	End Date
Ray Morgan Company	IR C2620G Color Copier IR C2620G Serial 5H000036	$ 452.13	Grass Valley	6/22/2006	6/22/2011
Pitney Bowes	Account Number 9750804	Variable	Grass Valley	Unknown	Unknown
Pitney Bowes	Account Number 2076-3568-86-0	Variable	San Diego	Unknown	Unknown
Xerox - Copier	DUX3.96348	Variable	San Diego	12/21/2006	12/21/2011
Xerox- Copier	ERBom8o3	Variable	San Diego	12/21/2006	12/21/2011
Xerox- Copier	VDR53g52o	Variable	San Diego	12/21/2006	12/21/2011
Toyota - Forklift	LA46043	$506.58	San Diego	6/14/2006	6/14/2009

Schedule 4.7
Intellectual Property

Suntech has licensed the Intellectual property associated with the tile and membrane products pursuant to the following agreements:

•	Manufacturing and License Agreement between Suntech America, inc. and Open Energy Corporation, dated as of November 25, 2008 (tile license).
•	Manufacturing and License Agreement between Suntech America, Inc. and Open Energy Corporation dated as of December 17, 2008 (membrane license).

Schedule 4.8
Taxes

Tax returns required to be completed:

Property tax 2008 - San Diego

Property tax 2008 - Nevada County

Income tax State and Federal 2007 (year-ended March 31, 2008)

Income tax State and Federal 2008 (year-ended March 31, 2009) - On extension

Income tax State and Federal 2009 - After bankruptcy filing (closing company)

Income tax and other taxes in Canada - TBD

Schedule 4.9
Employee Benefit Plans

Medical Insurance - choice of PPO or HMO, COBRA
Carrier: Blue Shield of California
Installation & Membership — Group
PO Box 3008, Lodi, CA 95241-3008
1-800-325-5166
Customer #: 4349330
Group #	Billing Unit #	Monthly Premium.
RH6313	OCBA	$3,542
RH6313	0000	$3,403
R06862	OCBA	$7,172
R06862	0000	$7,950

Dental Insurance - PPO
Carrier: MetLife Small Business Center
PO Box 804466, Kansas City, Missouri, 64180-4466
1-800-275-4638
Account #: TS05506991 001 Applied Solar, Inc.
Monthly Premium: $1,900

Vision Insurance
Carrier: Vision Service Plan — CA
PO Box 45210, San Francisco, CA 94145-5210
1-800-216-6248
Account #: 30 002409 0004
Monthly Premium: $310

Life, AD&D Insurance, STD, LTD, LTC
Carrier: Unum Life Insurance Company of America
4435 Eastgate Mall, Suite 300
San Diego CA 92121
858-546-7903
Account #	Description	Monthly Premium
91051-001	Life, EE AD&D, STD, LTD	$700
91051-002	Life, EE AD&D, STD, LTD	$51
91052-001	LTC EE	$130
91052-002	LTC EE	$23

Flex 125 Plan — Choice Care Card
76 McNeil Rd. 2nd floor
Waterbury Center, VT 05677
1-888-278-2555

401K Plan— Innovative Pension Strategy & Design
14251 Danielson Street, Poway, CA 92064
858-748-6500

Vacation & Paid Time Off (15 or 20 days depending offer letters)
Paid Holidays — 8 holidays and 2 floating holidays
2006 Equity Incentive Plan (and stock options issued thereunder)

Schedule 4.12
Insurance

Continental Casualty Co (Global Tech E&O)
Policy Number.	287128059
Policy Period:	11/01/2008 — 11/01/2009
Coverage:	$1,000,000
Deductable:	$25,000

Continental Casualty Co Marine Open Cargo)
Policy Number	245707
Policy Period	11/01/2008 — 11/01/2009
Coverage:	$1,000,000
Deductable:	$2,500

Continental Insurance (Commercial Auto)
Policy Number	C 3011551148
Policy Period:	11/01/2008 — 11/01/2009
Coverage:	$1,000,000
Deductable:	$1,000

Northern Insurance Company / Zurich Workers Compensation)
Policy Number	WC 0275060401
Policy Period:	01/01/2009 — 01/01/2010
Coverage:	$1,000,000
Deductible:

Navigators Insurance Company (Directors and Officers Insurance)
Policy Number:	NY 08D01603201IV
Policy Period:	11/01/2008 — 11/01/2009
Coverage:	$10,000,000
Deductable:

Transportation Insurance Company (Commercial Umbrella Policy)
Policy Number:	C 3011551182
Policy Period:	11/01/2008 — 11/01/2009
Coverage:	$1,000,000
Deductable:	$1,000

Valley Forge Insurance Company (General Liability, Employee Benefit, Crime)
Policy Number:	C 3011551103
Policy Period:	11/01/2008 — 11/01/2009
Coverage:	$1,000,000
Deductable:	$1,000

Schedule 4.13
Sellers' Brokers of Finders

Ardour Capital Engagement Agreement

Schedule 4.14
Litigation; Proceedings

Applied Materials, Inc. has alleged trademark infringement concerning the use of the name "Applied Solar" pursuant to a letter dated February 5, 2009. No litigation has been filed as of the date hereof to the knowledge of the Sellers.

Schedule 5.5
Purchaser's Broker or Finders

None

Exhibit 2

TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT (this "Agreement") is made effective as of October __, 2009 (the "Effective Date") among Applied Solar, Inc., a Nevada corporation, and Solar Communities 1, LLC, a Delaware limited liability company (collectively, "Sellers"), and Quercus APSO, LLC, a Delaware limited liability company ("Purchaser"). Capitalized terms used herein and not otherwise herein defined are used as defined in the below referenced Purchase Agreement.

WHEREAS, pursuant to the Asset Purchase Agreement dated as of July 24, 2009 (the "Purchase Agreement") among Sellers and Purchaser, Purchaser is purchasing certain assets of Sellers;

WHEREAS, following the Closing under the Purchase Agreement, Sellers' Bankruptcy Case in the Bankruptcy Court will remain open under Chapter 11 of Title 11 of the Bankruptcy Code in part to provide Purchaser designation rights for Designation Right Contracts during the Designation Right Period as provided in Section 2.5 of the Purchase Agreement;

WHEREAS, in connection with such purchase and designation rights, Sellers and Purchaser hereby agree to provide certain transitional services according to the terms and conditions of this Agreement;

NOW, THEREFORE, subject to the terms, conditions, covenants and provisions of this Agreement, Sellers and Purchaser mutually covenant and agree as follows:

1.  Transition Services. Sellers shall provide to Purchaser full and complete access to the facilities located at 3560 Dunhill Street, San Diego, California 92121 (the "Premises"), and perform all of their obligations under any Contract relating to the Premises (the "Transition Services"), in a manner that enables Purchaser to continue operating the Business as it was conducted immediately prior to the Closing. This Agreement constitutes Purchaser's written notice, as contemplated by Section 2.5 of the Purchase Agreement, that the [(the "Lease")] with respect to the Premises is a Designation Right Contract. Without limiting the foregoing, the Transition Services shall include the specific services set forth in Schedule A attached hereto.

2. License. During the Term (as defined below) of this Agreement and solely in connection with Sellers' provision of the Transition Services, Purchaser hereby grants to Sellers a royalty- free, revocable, non-exclusive license to use of the trade names, corporate names or similar Intellectual Property rights used in the operation of the Business prior to the Closing. Any rights not granted to Sellers in this Agreement are specifically reserved by and for Purchaser.

3. Consideration. During the Term of this Agreement, as consideration for the provision of the Transition Services by Sellers, Purchaser shall provide funding to Sellers to pay: (i) the rent accruing under the Lease from and after the Closing Date, (ii) the charges set forth in Schedule  A and (iii) the documented out-of-pocket expenses and other pre-approved costs of Sellers as otherwise approved in writing by Purchaser, in each case, incurred in connection with (A) the performance by Sellers of the Transition Services or (B) the ordinary and customary conduct of the Bankruptcy Case during the Term ("Bankruptcy Administration Expenses"). Sellers shall provide Purchaser with access to any books and records (both during and following the Term of this Agreement) related to expenses and costs to be funded or reimbursed by Purchaser.

4.  Invoicing and Payment.

(a)Advance Payments. Purchaser shall fund the amounts set forth in clauses (i) and (ii) of Section 3 above on the Closing Date by electronic funds transmission in U.S. Dollars to one or more accounts designated by Sellers, Accordingly, the parties anticipate that the monthly invoices submitted by Sellers under Section 4(b) will be for relatively infrequent incidental expenses and costs associated with the Premises and the Bankruptcy Administration Expenses.

(b)Monthly Invoices. Subject to Section 4(a), on a monthly basis, Sellers shall submit invoices to Purchaser for the funding of payment of expenses and costs incurred during such month in connection with the provision of the Transition Services. Sellers shall submit a like monthly invoice with respect to the Bankruptcy Administration Expenses. Such invoices shall be submitted within the first fifteen (15) business days of each month and shall cover costs and expenses that are outstanding and those anticipated to be incurred in such month. Purchaser's payment of all invoices in respect of the Transition Services shall be made by check or electronic funds transmission in U.S. Dollars to one or more accounts designated by Sellers.

5. Term and Termination. This Agreement shall commence as of the Effective Date and remain in effect until the earlier of (a) 7 days following notice by Purchaser requesting that the Lease be assumed and assigned to Purchaser or rejected, in either case, in accordance with the Purchase Agreement, and terminating the Transition Services and (b) conversion of the Bankruptcy Case to Chapter 7 of Title 11 of the Bankruptcy Code or dismissal of the Bankruptcy Case; provided, however, that the obligation to provide the Transition Services shall terminate in any event no later than 210 days following the Closing Date. Purchaser may terminate the Transition Services in its sole discretion with 7 days' notice to Sellers. If the Lease is rejected, (1) Sellers shall, with the reasonable cooperation and assistance of Purchaser, exit the Premises in accordance with the Lease and (ii) Purchaser shall remove any of its assets from the Premises in a manner that does not violate the Lease.

6. Limitation of Liability. Sellers shall not be liable to Purchaser or any third party (including specifically affiliates or employees of Purchaser) and Purchaser shall not be liable to Sellers or any third party (including specifically affiliates or employees of the Sellers) for any special, punitive, consequential or exemplary damages (including lost or anticipated revenues or profits relating to the same) arising from any claim related to this Agreement or any of the services provided hereunder, whether such claim is based on warranty, contract, tort (including negligence or strict liability) or otherwise, even if an authorized representative of Sellers or Purchaser, as applicable, is advised of the possibility or likelihood of the same. In addition, Sellers shall not be liable to Purchaser or any third party (including specifically affiliates or employees of Purchaser) and Purchaser shall not be liable to Sellers or any third party (including specifically affiliates or employees of Sellers) for any damages arising from any claim relating to this Agreement or any of the services provided hereunder or required to be provided hereunder, except to the extent that such damages are caused by the willful misconduct or gross negligence of Sellers (or their affiliates) or Purchaser or its affiliates, as applicable.

7.  Indemnification. To the fullest extent permitted by law, Purchaser shall indemnify and hold Sellers, their affiliates and their respective shareholders, directors, officers, employees, agents and other representatives (collectively, the "Seller Indemnitees"), harmless from and against any and all damages (including exemplary damages and penalties, losses, deficiencies, costs, expenses, obligations, fines, expenditures, claims and liabilities, reasonable counsel fees and reasonable expenses of investigation, defending and prosecuting or settling litigation (collectively, the "Damages")) suffered by any Seller Indemnitee, arising out of resulting from or relating to the Transition Services unless such damages are the result of, arise out of, or relate to: (a) Sellers' gross negligence or willful misconduct, (b) the period prior to Closing, (c) any Damages that result from an increase in the cost of any item (to the extent not consented to in writing by Purchaser), (d) any Damage that would not have been an Assumed Liability had Purchaser assumed the Lease at the Closing, or (e) any event or occurrence covered by insurance.

8.  Miscellaneous.

(a)  Survival. No covenants and agreements of Sellers and Purchaser made in this Agreement shall survive the expiration or termination of this Agreement except where, and only to the extent that, the terms of any such covenant or agreement expressly provide for obligations extending after expiration or termination. The provisions of Section 6 and Section 8 shall survive expiration or termination. The provisions of Section 7 shall survive for 30 days after expiration or termination.

(b)Further Assurances. At the request and the sole expense of the requesting party, Purchaser or Sellers, as applicable, shall execute and deliver, or cause to be executed and delivered, such documents as Purchaser or Sellers, as applicable, or their respective counsel may reasonably request to effectuate the purposes of this Agreement.

(c)  Successors and Assigns; Subcontracting. This Agreement shall not be assignable or otherwise transferable by Sellers, on the one hand, or Purchaser on the other (except to an affiliate in the case of Purchaser), without the prior written consent of the other. No such assignment shall release any party from its obligations hereunder. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto, including any trustee appointed in any of the Bankruptcy Case or subsequent Chapter 7 cases and Sellers, if the Bankruptcy Case is dismissed.

(d)  Governing Law; Jurisdiction. This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware (without giving effect to the principles of conflicts of laws thereof), except to the extent that the laws of such State are superseded by Chapter II of the Bankruptcy Code or other applicable federal law. For so long as Sellers are subject to the jurisdiction of the Bankruptcy Court, the parties irrevocably elect, as the sole judicial forum for the adjudication of any matters arising under or in connection with the Agreement, and consent to the exclusive jurisdiction of, the Bankruptcy Court. After Sellers are no longer subject to the jurisdiction of the Bankruptcy Court, the parties irrevocably elect, as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent to the jurisdiction of, any state or federal court having competent jurisdiction in Delaware.

(e)Severability. In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable and the application of any provision so substituted, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of (i) the Effective Date and (ii) the date this Agreement was last amended.

(f) Notices. All notices, requests, demands, consents and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service, if served personally on the party to whom notice is to be given; (ii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service addressed to the party to whom notice is to be given, if served via Federal Express or similar overnight courier or Express Mail service; (iii) on the date sent by facsimile, with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next Business Day; or (iv) on the third day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to Sellers:                   c/o Applied Solar, Inc.
[new address?]
Attn:

with a copy to (which shall not constitute notice):

Cross & Simon, LLC 913 North Market Street, 11th Floor Wilmington, DE 19801 Attn: Christopher P. Simon, Esq.
If to Purchaser:	Quercus APSO, LLC 1835 Newport Boulevard A109 - PMB 467 Costa Mesa, CA 92627 Attn: David Gelbaum

with a copy to (which shall not constitute notice):

The Law Offices of Joseph P. Bartlett, P.C.
1900 Avenue of the Stars, 19th Floor
Los Angeles, CA 90067
Attn: Joseph P. Bartlett, Esq.

and

Morris, Nichols, Arsht & Tunnell LLP
1201 North Market Street, 18th Floor
Wilmington, DE 19801
Attn: Gregory W. Werkheiser, Esq. and David Ley Hamilton, Esq.

Either party may change its address or facsimile number for the purpose of this Section by giving the other parties written notice of its new address in the manner set forth above.

(g)Amendments: Waivers. This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by Purchaser and Sellers, or in the case of a waiver, by the party waiving compliance. Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be or construed as a furthering or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.

(h)Entire Agreement. This Agreement, including the Schedule attached hereto, and the Purchase Agreement contain the entire understanding between the parties with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions.

(i) Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LITIGATION, ACTION, PROCEEDING, CROSS-CLAIM, OR COUNTERCLAIM IN ANY COURT (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH (i) THIS AGREEMENT OR THE VALIDITY, PERFORMANCE, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF OR (ii) THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, AUTHORIZATION, EXECUTION, DELIVERY, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH LEGAL COUNSEL OF ITS OWN CHOOSING, OR HAS HAD AN OPPORTUNITY TO DO SO, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS, HAVING HAD THE OPPORTUNITY TO CONSULT WITH LEGAL

COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS, OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT WITHOUT A JURY.

(j)Counterparts. This Agreement may be executed electronically and in multiple counterparts, any one of which will be deemed an original, but all of which will together constitute one and the same instrument.

(k)Relationship. The relationship between the parties is and will be that of independent contractors. Nothing in this Agreement will create any association, partnership, joint venture or employer-employee relationship between the parties. No party will hold itself out as an agent or employee of any other party nor make any statements, representations, warranties or commitments of any kind, or take any action that will be binding on any other party. In performing the Transition Services, the employees and representatives of Sellers will be under the direction, control and supervision of Sellers and not of Purchaser, and Sellers have the sole right to exercise all authority with respect to the employment, assignment and compensation of such employees and representatives.

(l) Force Majeure. If Sellers or Purchaser are prevented from complying, either totally or in part, with any of the terms or provisions of this Agreement by reason of fire, flood, storm, strike, lock-out or other labor trouble, any law, order, proclamation, regulation, ordinance, demand or requirement of any governmental authority, riot, war, rebellion, act of terrorism or other causes beyond the reasonable control of Sellers or Purchaser, or other acts of God, then upon written notice to Sellers or Purchaser, as applicable, the affected provisions and/or other requirements of this Agreement shall be suspended during the period of such disability and Sellers shall have no liability to Purchaser and Purchaser shall have no liability to Sellers, as applicable, or any other party in connection therewith. Sellers or Purchaser, as applicable, shall make all commercially reasonable efforts to remove such disability within thirty (30) days of giving notice of such disability.

(m) Accounts Receivable.  From and after the Effective Date, if any of the Sellers receives or collects any funds relating to the Business in respect of periods on or prior to the Effective Date, Sellers shall remit any such amounts to Purchaser within three days of each day on which any Seller receives such sum.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereby execute this Transition Services Agreement as of the Effective Date.

QUERCUS APSO, LLC	APPLIED SOLAR, INC.

By: __________________________	By: ___________________________________
Name:	Name:
Title:	Title:

SOLAR COMMUNITIES I, LLC

By: ___________________________________
Name:
Title:

[Signature Page to Transition Services Agreement]

SCHEDULE A

SPECIFIC TRANSITION SERVICES

During the term of the Transition Services Agreement, until the Lease is either assumed and assigned to Purchaser or rejected, in either case, in accordance with the Purchase Agreement, Sellers shall provide the following Transition Services:

1. Utilities. Sellers shall continue to maintain in effect any third party utility and maintenance contracts, accounts or arrangements relating to the Premises. Purchaser shall be responsible for all charges associated with the continuation of utility and maintenance services, including any termination charges.

2. Insurance, Sellers shall continue to maintain in effect workmen's compensation, property and casualty and any other policies of insurance maintained with respect to the Premises immediately prior to Closing. Purchaser shall be responsible for all premiums and other charges associated with the continuation of insurance coverages.